Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
SMITH ACQUISITION CORP,
SMITH MERGER SUB CORP,
MORAN FOODS, LLC
and
SUPERVALU INC.
_________________
Dated as of October 16, 2016

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3.17	Intercompany Arrangements	36
3.18	Privacy and Data Protection	36
3.19	Sufficiency of Assets	37
3.20	Brokers	37
3.21	Regulatory Matters.	37
3.22	Licensee Contracts.	38
3.23	Separation Agreement	39
3.24	No Other Representations or Warranties	39
Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
4.1	Organization and Qualification; Subsidiaries	39
4.2	Authority Relative to this Agreement	40
4.3	Consents and Approvals; No Violations	40
4.4	Litigation	41
4.5	Brokers	41
4.6	Financing	41
4.7	Merger Sub	43
4.8	Knowledge Regarding Representations; Satisfaction of Conditions; Independent Investigation	43
4.9	No Other Representations or Warranties	44
Article V

ADDITIONAL AGREEMENTS
5.1	Access to Books and Records	44
5.2	Confidentiality	46
5.3	Required Actions	47
5.4	Conduct of Business	49
5.5	Consents	52
5.6	Public Announcements	52
5.7	Insurance	53
5.8	Litigation Support	53
5.9	Payments	53
5.10	Use of Marks	54
5.11	Financing	54
5.12	Pre-Closing Restructuring	59
5.13	Mutual Release	60
5.14	Financial Statement Assistance.	61
5.15	Non-Solicitation; Non-Competition	63
5.16	Member Approvals	65

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5.17	Service Level Agreements	65
5.18	Shared Contract Obligations	66
5.19	Oracle Agreement Termination	66
Article VI

EMPLOYEE MATTERS
6.1	Treatment of Business Employees	66
6.2	Service Credit	66
6.3	Health Coverages	67
6.4	Severance	67
6.5	WARN and Corresponding State Laws	67
6.6	Vacation, Holidays and Leaves of Absence	67
6.7	LTD Employees	67
6.8	Save-A-Lot Benefit Plans	68
6.9	Treatment of Supervalu Equity Awards	68
6.10	Savings Plan	69
6.11	Third Party Rights	69
Article VII

TAX MATTERS
7.1	Section 336(e) Elections or 338(h)(10) Elections; Purchase Price Allocation	70
7.2	Tax Indemnification by Supervalu	73
7.3	Tax Indemnification by Purchaser	74
7.4	Tax Returns	74
7.5	Certain Tax Refunds, Credits and Carrybacks	75
7.6	Tax Contests	77
7.7	Cooperation and Exchange of Information	79
7.8	Tax Sharing Agreements	79
7.9	Tax Treatment of Payments	79
7.10	Certain Tax Elections	79
7.11	Transfer Taxes	79
7.12	Timing of Payments	80
7.13	Tax Matters Coordination	80
Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE
8.1	Conditions to Obligation of Each Party to Close	80
8.2	Conditions to Purchaser’s Obligation to Close	81
8.3	Conditions to Save-A-Lot Obligation to Close	81
8.4	Frustration of Closing Conditions	82
Article IX

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TERMINATION
9.1	Termination	82
9.2	Notice of Termination	84
9.3	Effect of Termination	84
9.4	Reverse Termination Fee	85
9.5	Extension; Waiver	86
Article X

INDEMNIFICATION
10.1	Survival of Representations, Warranties, Covenants and Agreements	86
10.2	Indemnification by Supervalu	87
10.3	Indemnification by Purchaser	89
10.4	Indemnification Procedures	90
10.5	Exclusive Remedy and Release	91
10.6	Additional Indemnification Provisions	91
10.7	Limitation of Liability	92
10.8	Mitigation	93
10.9	No Set Off	93
Article XI
GENERAL PROVISIONS
11.1	Interpretation; Absence of Presumption	93
11.2	Headings; Definitions	94
11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	94
11.4	Entire Agreement	96
11.5	No Third Party Beneficiaries	96
11.6	Expenses	96
11.7	Notices	97
11.8	Successors and Assigns	98
11.9	Amendments and Waivers	98
11.10	Severability	98
11.11	Specific Performance	99
11.12	Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege	100
11.13	No Admission	100
11.14	Limitation on Recourse	100
11.15	Counterparts	101

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Exhibits
Exhibit A:     Separation Agreement
Exhibit B:     Guaranty
Exhibit C:     Form of Services Agreement

Schedules
Schedule I:    Accounting Standard
Schedule II:     Section 336(e)/338(h)(10) Entities
Schedule III:     Purchase Price Allocation Schedule
Schedule IV:    Fiscal Periods
Schedule V:     Store Renovations
Schedule VI:     Tax Reserve

Save-A-Lot Disclosure Schedules

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 16, 2016, is by and among Smith Acquisition Corp, a Delaware corporation (“Purchaser”), Smith Merger Sub Corp, a Delaware corporation and a wholly owned Subsidiary of Purchaser (“Merger Sub”), Moran Foods, LLC, a Missouri limited liability company (“Save-A-Lot”), and SUPERVALU INC., a Delaware corporation (“Supervalu”) (each, a “Party” and collectively “Parties”).
R E C I T A L S
WHEREAS, prior to the Closing, Supervalu and Save-A-Lot will complete certain internal restructuring transactions pursuant to the Separation Agreement attached hereto as Exhibit A (the “Separation Agreement”) in order to separate the Business from Supervalu and transfer it to Save-A-Lot;
WHEREAS, Supervalu holds all of the issued and outstanding membership units of Save-A-Lot (the “Units”), which engages in the Business;
WHEREAS, the Board of Managers of Save-A-Lot and the Boards of Directors of Supervalu, Purchaser and Merger Sub have determined that it is in the best interests of their respective companies and their sole members and stockholders (as applicable) to consummate the acquisition provided for herein, pursuant to which Merger Sub will, on the terms and subject to the conditions set forth herein, merge with and into Save-A-Lot (the “Merger”), so that Save-A-Lot is the surviving entity (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) in the Merger and a wholly owned subsidiary of Purchaser;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Supervalu’s willingness to enter into this Agreement, Onex Partners IV LP (the “Guarantor”) has duly executed and delivered to Supervalu a limited guaranty, dated as of the date of this Agreement, in favor of Supervalu (the “Guaranty”) in the form attached hereto as Exhibit B;
WHEREAS, simultaneously with the Closing, Supervalu, Save-A-Lot and certain of their respective Affiliates have agreed to enter into a Services Agreement (the “Services Agreement”) substantially in the form attached hereto as Exhibit C, pursuant to which Supervalu will provide Save-A-Lot and its Subsidiaries certain services after the Closing on the terms set forth therein;
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION
1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
“Accounting Standard” shall mean calculations based on the books and records of Supervalu and its Subsidiaries, in accordance with GAAP on a basis of presentation consistent with that used to prepare the Business Financial Statements (including appropriate closing adjustments, as if the Closing were at a fiscal year-end) and consistent with the sample calculation and methodology set forth in Schedule I.
“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.
“Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person; provided that, from and after the Closing, (a) no Save-A-Lot Entity shall be deemed to be an Affiliate of Supervalu or any of Supervalu’s Affiliates and (b) none of Supervalu or any of Supervalu’s Affiliates shall be considered an Affiliate of any Save-A-Lot Entity. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.
“Anticorruption and Sanctions Laws” means (a) all laws, rules, and regulations of any jurisdiction applicable to the Business or the Save-A-Lot Entities concerning bribery or corruption, including the Foreign Corrupt Practices Act of 1977, as amended and (b) economic or financial sanctions or trade embargoes applicable to the Business or the Save-A-Lot Entities imposed, administered or enforced by (i) the United States government, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State, or (ii) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.
“Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Benefit Plan” shall mean any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, health, welfare, fringe benefit or other compensation or benefit plan, policy, program, agreement or arrangement made, sponsored, maintained or contributed to for the benefit of any Business Employee; provided, however, that the term “Benefit Plan” does not include any government-sponsored benefits or any Multiemployer Plan.
“Business” shall mean (a) the business, operations and activities of the Save-A-Lot segment of Supervalu conducted immediately prior to the Closing by either Supervalu or Save-A-Lot or any of their current or former Subsidiaries and (b) any terminated, divested or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations or activities described in clause (a) as then conducted.
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.
“Business Employee” shall mean an individual who is, immediately before the Closing, a “Save-A-Lot Group Employee” (as defined in the Separation Agreement), other than any LTD Employee.
“Business Environmental Permit” shall mean any Permit required to operate the Business or occupy and use the Business Owned Real Property or Business Leased Real Property under any applicable Environmental Law.
“Business Material Adverse Effect” shall mean any event, change, circumstance, development or effect that, individually or in the aggregate, is materially adverse to (a) the business, assets, financial condition or results of operations of the Save-A-Lot Entities, taken as a whole or (b) the ability of Supervalu to timely perform its obligations under this Agreement, the Services Agreement or the Separation Agreement as of and immediately after the Closing or to timely consummate the Merger; provided, that no such event, change, circumstance, development or effect to the extent resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect described in the foregoing clause (a): (i) any event, change, circumstance or effect affecting the general conditions and trends in the hard discount limited assortment retail grocery/food store industry, including competition in any of the geographic or product areas in which any of the Save-A-Lot Entities operate, (ii) general political, economic, financial or market conditions (including interest rates, currency inflation and deflation, commodity prices and credit markets), (iii) any act of civil unrest, war or actual or purported terrorism, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war, (iv) any conditions resulting from natural or manmade disasters or other acts of God, (v) the failure of the financial or operating performance of the Save-A-Lot Entities to meet internal, Supervalu’s or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect), (vi) any action taken or omitted to be taken at the written request or with the written consent of Purchaser or any action that is required to be taken by this Agreement, (vii) the execution, announcement or pendency of this Agreement and the Services Agreement or announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Save-A-Lot Entities with employees, customers, licensees, suppliers, vendors or partners (provided, that this clause (vii) and the foregoing clause (vi) do not apply in the context of the representations and warranties set forth in Section 3.3, Section 3.4, and Section 3.10(h) to the extent explicitly addressing the execution, delivery, commencement or performance of this Agreement or the consummation of the transactions contemplated hereby), (viii) the identity of Purchaser or any of its Affiliates as the purchaser of the Business, (ix) changes in any Laws or GAAP or other applicable accounting principles or standards or any enforcement thereof or (x) any matters described in Section 3.6 of the Save-A-Lot Disclosure Schedule; provided that any adverse events, changes, circumstances, developments or effects resulting from matters described in the foregoing clauses (i), (ii), (iii), (iv) or (ix), may be taken into account in determining whether there is or has been a Business Material Adverse Effect to the extent that they have a disproportionate effect on the Save-A-Lot Entities or the Business relative to other participants in the hard discount limited assortment retail grocery/food store industry.
“Cash” shall mean a positive or negative amount consisting of (a) the “Save-A-Lot Cash” as of the Closing pursuant to the Separation Agreement, less (b) any checks issued by any Save-A-Lot Entity but uncleared, less (c) $6.5 million.
“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
“Compliant” means, with respect to Financing Information, such Financing Information, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state any material fact necessary, in each case, in respect of the Business, in order to make such Financing Information not misleading in light of the circumstances in which made.
“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of June 6, 2016, by and between Supervalu and Onex Partners Manager LP, an Affiliate of Purchaser.
“Contaminant” means: (i) program code or programming instruction(s) or set(s) of instructions intentionally designed to disrupt, disable, harm, interfere with or otherwise adversely affect computer programs, data files or operations (excluding software keys); or (ii) other code typically described as a virus, Trojan horse, worm, back door or other type of harmful code.
“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit.
“Data Protection Programs” means (i) all applicable Laws and all self-regulatory programs in which any of Supervalu and the Save-A-Lot Entities have enrolled and (ii) the Payment Card Industry Data Security Standard, and (iii) any published privacy policies and internal privacy policies and guidelines maintained or published by Supervalu and the Save-A-Lot Entities, in each case relating to privacy, data protection and data security.
“Environmental Condition” shall mean the release of any Hazardous Material into the environment on, in, under or within any property, but does not include the presence of a Hazardous Material in locations and at concentrations that are naturally occurring.
“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of, or exposure to, hazardous materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Existing SVU ABL Agreement” means the Amended and Restated Credit Agreement, dated as of March 21, 2013 (as amended, supplemented, or otherwise modified from time to time), among SUPERVALU INC., as lead borrower, the guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto.
“Existing SVU Term Loan Agreement” means the Second Amended and Restated Term Loan Credit, dated as of January 31, 2014 (as amended, supplemented, or otherwise modified from time to time), among SUPERVALU INC., as borrower, the guarantors party thereto, the lenders party thereto, Goldman Sachs Bank USA, as administrative and collateral agent, and the other parties thereto.
“Financial Statements” means combined balance sheets and the related combined statements of earnings, cash flows and changes in parent company equity of the Business, in each case on a carveout basis.
“Financing Information” means (a) the Audited Financial Statements (it being acknowledged that Purchaser has received all of the Audited Financial Statements); (b) unaudited combined balance sheets and related unaudited combined statements of earnings, cash flows and changes in parent company equity of the Business on a carveout basis for the fiscal year to date as of and for the interim period ended on the last day of each subsequent fiscal quarter after the most recent balance sheet provided in (a) above that is ended at least 45 days prior to the Closing Date (it being acknowledged that Purchaser has received the Interim Financial Statements), including (x) the unaudited combined balance sheets and the related unaudited combined statements of earnings, cash flows and changes in parent company equity of the Business on a carveout basis, as of and for the twelve (12) weeks ended on September 10, 2016 and the twenty-eight (28) weeks ended September 10, 2016 and (y) unaudited combined statements of earnings and cash flows of the Business on a carveout basis, as of and for the twelve (12) weeks ended on September 12, 2015 and the twenty-eight (28) weeks ended September 12, 2015); and (c) to the extent reasonably requested by Purchaser in connection with the preparation of a confidential information memorandum customary for the type of financing contemplated by the Debt Commitment Letter as in effect on the date hereof, all reasonably available or readily attainable financial information and data regarding the Business derived from Supervalu’s historical books and records (excluding any historical financial statements, which are addressed solely in clauses (a) and (b) above).
“Fiscal Period” means the fiscal periods of Supervalu identified on Schedule IV hereto.
“Franchise Laws” means the FTC Trade Regulation Rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures,” 16 CFR Part 436, or any applicable state Law that specifically governs or regulates the offer or sale of franchises or the relationship between franchisors and franchisees in their capacities as such.
“Fraud” shall mean an act in the making of a representation or warranty contained in this Agreement, committed by a Person making such representation or warranty, with intent to deceive another Person, and to induce him, her or it to enter into this Agreement and requires (a) a false, materially incomplete or materially inaccurate representation of material fact made herein; (b) knowledge that such representation is false, materially incomplete or materially inaccurate; (c) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that Person, in reasonable reliance upon such false representation and without knowledge of the falsity of such representation, to take or refrain from taking action; and (e) causing such Person to suffer damage by reason of such reliance.
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.
“Hazardous Material” means any substance, pollutant, contaminant, material or waste that is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant”, or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Income Tax” shall mean any federal, state, local or foreign Tax based upon or measured by net income (but not any gross income Tax and not any withholding Tax), together with any interest or penalties imposed with respect thereto.

“Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Standard: (a) any indebtedness for borrowed money of any Save-A-Lot Entity, whether current, short-term or long-term, secured or unsecured, including the principal, interest and fees owing thereon; (b) any obligations of any Save-A-Lot Entity evidenced by bonds, notes, debentures or similar Contracts; (c) any capitalized lease obligations of any Save-A-Lot Entity; (d) any obligations of any Save-A-Lot Entity in respect of letters of credit, surety bonds, bank guarantees or similar instruments, to the extent drawn, including the principal, interest and fees owing thereon; (e) obligations of any Save-A-Lot Entity in respect of the deferred purchase price of assets or services to the extent such obligations exceed the unpaid balance of the purchase price therefor (it being agreed that ordinary course vendor financing in connection with the purchase of assets or services which does not exceed the unpaid balance of the purchase price of such assets or services shall not constitute Indebtedness); (f) interest rate or currency swaps, hedges or hedge-like arrangements of any Save-A-Lot Entity; (g) accrued severance benefits and associated Liabilities; (h) deferred compensation for any Save-A-Lot Group Employee (as defined in the Separation Agreement) or any Former Save-A-Lot Group Employee (as defined in the Separation Agreement); (i) any remaining liabilities with respect to the obligations set forth on Schedule V, to the extent not included in the calculation of Working Capital; (j) obligations in respect of accrued but unpaid dividends; (k) transaction expenses of any Save-A-Lot Entity arising from, and bonus amounts payable by a Save-A-Lot Entity upon consummation of, the Merger, in each case to the extent not paid or assumed by a member of the Supervalu Group at or prior to Closing and excluding any transaction expenses of the members of the Supervalu Group (such transaction expenses, for the avoidance of doubt, to be the sole responsibility of Supervalu) and excluding any financing fees and/or transaction expenses of Purchaser and its pre-Closing Affiliates; (l) self-insurance obligations or liabilities, net of self-insurance receivables, in each case relating to workers’ compensation, medical and disability obligations, general liability and automobile liability; (m) guarantees of any such indebtedness or other obligation specified in clauses (a) to (l) above of any other Person by any Save-A-Lot Entity; (n) any payroll or similar Taxes in respect of the foregoing clauses (g), (h), (k) and (m) (with respect to clauses (g), (h) and (k) only); or (o) prepayment penalties or fees, breakage costs or other similar amounts payable by any Save-A-Lot Entity in connection with the repayment of any such indebtedness or other obligations specified in clauses (a) to (l) above in full on the Closing Date; provided, that “Indebtedness” shall not include any intercompany indebtedness owing by one Save-A-Lot Entity to another Save-A-Lot Entity; provided, further, that “Indebtedness” shall include any of the above included as “Save-A-Lot Liabilities” as defined under the Separation Agreement.
“Intellectual Property” all of the following whether arising under the Laws of the United States or of any other foreign or multinational jurisdiction: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) Internet domain names, registrations, uniform resource locators, social media sites and accounts and related rights,

(d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions and (e) trade secrets and other similar non-public and confidential business, technical and know-how information and rights to limit the use or disclosure thereof by any Person.
“Interest Rate” shall mean a rate per annum equal to the one (1)-month LIBOR (as published by the ICE Benchmark Administration, or, if not published therein, in another authoritative source selected by Supervalu and Purchaser), on the date such payment was required to be made (or if no quotation for one (1)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus 125 basis points.
“IRS” shall mean the Internal Revenue Service.
“Knowledge” shall mean the actual knowledge after reasonable inquiry, with respect to Supervalu, of any Person listed in Section 1.1(a) of the Save-A-Lot Disclosure Schedules, and the actual knowledge after reasonable inquiry, with respect to Purchaser, of Anthony Munk, Matthew Ross and Adina Notto.
“Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, Order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.
“Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest, escheat and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract or other agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.
“Licensee Contract” means any Contract with a store licensee in respect of a Save-A-Lot licensee store.
“Liens” shall mean all liens, mortgages, deeds of trust, deeds to secure debt, pledges, charges, security interests, purchase agreements, options, rights of first refusal, restrictions on transfer, easements, encroachments, title defects or other encumbrances.

“Losses” shall mean losses, liabilities, costs, damages, Taxes, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.
“LTD Employee” shall mean a “Save-A-Lot LTD Employee” (as defined in the Separation Agreement).
“Marketing Period” shall mean the first period of seventeen (17) consecutive Business Days commencing on or after October 31, 2016 throughout and at the end of which:
(a)    Purchaser and the Lenders shall have had access to all requested Financing Information that is Compliant (it being understood that if Supervalu shall in good faith reasonably believe that it has provided such Compliant Financing Information, Supervalu may deliver to Purchaser a written notice to that effect (stating when it believes such Compliant Financing Information was delivered), in which case the foregoing requirement of this definition shall be deemed to have been satisfied on the date specified in that notice, unless Purchaser in good faith reasonably believes that Supervalu has not completed delivery of such Compliant Financing Information and, within two (2) Business Days after its receipt of such notice from Supervalu, Purchaser delivers a written notice to Supervalu to that effect (stating with specificity which Financing Information has not been delivered or is not Compliant));
(b)    the conditions set forth in Sections 8.1 and 8.2 shall be satisfied or waived (other than Section 8.1(a) and conditions that by their nature will not be satisfied until the Closing); and
(c)    nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such seventeen (17) consecutive-Business Day period;
provided that the Marketing Period (i) shall not be required to be consecutive to the extent it would include November 24 through November 27, 2016 (which dates shall be excluded for purposes of calculating such seventeen (17) consecutive Business Day period) and if such seventeen (17) consecutive Business Day period has not ended prior to December 22, 2016, then it will not commence until January 3, 2017, (ii) shall end on any earlier date that is the date on which the Debt Financing is consummated and (iii) shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such seventeen (17) consecutive Business Day period: (A) the Business’s independent accountant shall have withdrawn its audit opinion with respect to any Financial Statements contained in the Financing Information for which it has provided an opinion, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the Financial Statements of the Business for the applicable periods by such independent accountant or another independent public accounting firm of recognized national standing; (B) Supervalu or Save-A-Lot issues a public statement indicating its intent to restate any historical Financial Statements of the Business or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant Financing Information has been amended or Supervalu or Save-A-Lot, as applicable, has announced that it has concluded that no restatement shall be required in accordance with GAAP; or (C) any Financing Information would not be Compliant at any time during such seventeen (17) consecutive Business Day period, it being understood that in any case if any Financing Information provided at the commencement of the Marketing Period ceases to be Compliant during such seventeen (17) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced until the Financing Information is Compliant.
“Material Food Vendor Contract” shall mean any Vendor Contract with a vendor that is required to be listed in Section 3.15(b) of the Save-A-Lot Disclosure Schedule.
“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
“Oracle Agreements” means the licenses assigned to Save-A-Lot on February 26, 2016 under (i) the Software License and Services Agreement, dated as of May 25, 1995, by and between SUPERVALU INC. and Oracle Corporation and (ii) the Oracle License and Services Agreement, dated as of December 12, 2012.
“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree issued, promulgated or entered by or with any arbitrator or Governmental Authority.
“Permits” shall mean permits, approvals, authorizations, consents, licenses, exemptions, qualifications, waivers, registrations or certificates issued by any Governmental Authority.
“Permitted Liens” shall mean (a) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice for amounts not yet overdue, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without penalty, (b) Liens disclosed on or reflected in the Business Financial Statements, (c) defects or imperfections of title or encumbrances not, individually or in the aggregate, materially detracting from the value of the Save-A-Lot Entities, taken as a whole, or materially interfering with the ordinary conduct of the Business as a whole, (d) leases, subleases and similar agreements with respect to the Business Leased Real Property or Business Owned Real Property (collectively, the “Real Property”), not, individually or in the aggregate, materially detracting from the value of the Save-A-Lot Entities, taken as a whole, or materially interfering with the ordinary conduct of the Business as a whole, (e) any easements, covenants, rights-of-way, restrictions of record and other similar charges, in each case not, individually or in the aggregate, materially detracting from the value of the Save-A-Lot Entities, taken as a whole, or materially interfering with the ordinary conduct of the Business as a whole, (f) any conditions that would be shown by a current, accurate survey or physical inspection of any Real Property which would not, individually or in the aggregate, materially detract from the value of the Save-A-Lot Entities, taken as a whole, or materially interfere with the ordinary conduct of the Business as a whole, (g) zoning, building and other similar restrictions which are not violated in any material respect by the current use and operation of the Real Property, (h) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of Supervalu or Save-A-Lot Entities has easement rights and subordination or similar agreements relating thereto, not, individually or in the aggregate, materially detracting from the value of the Save-A-Lot Entities, taken as a whole, or materially interfering with the ordinary conduct of the Business as a whole, (i) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, social security or other similar obligations, (j) Liens not created by Supervalu or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property not, individually or in the aggregate, materially interfering with the ordinary conduct of the Business as a whole, and (k) licenses or other rights granted to Intellectual Property. For the avoidance of doubt, in no event shall any Liens on the assets or properties of the Save-A-Lot Entities, including the Real Property, securing any indebtedness or other obligations of the Supervalu Group be a “Permitted Lien” as of the Closing.
“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Authority.
“Personal Information” means any information relating to an identified or identifiable natural person or information pertaining to an individual, in each case to the extent such information is regulated or protected by applicable Law.
“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.
“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.
“Predecessor” shall mean any Person that may be a predecessor entity to Supervalu solely with respect to the Business by any legal means, including (a) pursuant to any applicable Law, whether by statutory merger, de facto merger, consolidation, combination, division, dissolution, reorganization or otherwise or (b) based on any theory or doctrine of successor liability, whether by statute or at common law.
“Purchase Price” means $1,365,000,000 in cash plus the Closing Adjustment, if any.
“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement or the Services Agreement or to timely consummate the Merger.
“Purchaser Related Parties” means Purchaser, the Guarantor and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, other representatives, Affiliates, equity holders, controlling persons, successors or assigns, and the Debt Financing Source Parties.

“Save-A-Lot Benefit Plan” shall mean each Benefit Plan sponsored or maintained by any Save-A-Lot Entity as of or after the Closing.
“Save-A-Lot Entity” shall mean Save-A-Lot and each Person that is or will be a Subsidiary of Save-A-Lot as of or after the Closing (which Subsidiaries as of the Closing are specified on Section 1.1(b) of the Save-A-Lot Disclosure Schedules), even if, prior to the Closing, such Person is not a Subsidiary of Save-A-Lot.
“Save-A-Lot Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of Supervalu or any Save-A-Lot Entity using or containing “Save-A-Lot” or the names set forth on Section 1.1(c) of the Save-A-Lot Disclosure Schedules, either alone or in combination with other words or elements, and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.
“Save-A-Lot Registration Statement” shall mean the Registration Statement on Form 10 filed by Save-A-Lot, Inc., a Delaware corporation, with the SEC on January 7, 2016 (including all exhibits thereto), as amended from time to time prior to the date that is three (3) Business Days prior to the date of this Agreement.
“SEC” shall mean the United States Securities and Exchange Commission.
“Section 336(e)/338(h)(10) Entities” shall mean the Save-A-Lot Entities, in each case, that are set forth on Schedule II hereto.
“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.
“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.
“Supervalu Benefit Plan” shall mean each Benefit Plan established, sponsored or maintained by the Supervalu Group, excluding any Save-A-Lot Benefit Plan.
“Supervalu Equity Award Ratio” means (a) with respect to a Supervalu Equity Award granted within twelve (12) months prior to the Closing Date, a fraction, the numerator of which is the number of days elapsed from the grant date of such Supervalu Equity Award through and including the Closing Date and the denominator of which is three hundred sixty-five (365); and (b) with respect to a Supervalu Equity Award granted more than twelve (12) months prior to the Closing Date, a fraction, the numerator of which is the number of days elapsed from the immediately preceding vesting date applicable to such Supervalu Equity Award through and including the Closing Date and the denominator of which is three hundred sixty-five (365).
“Supervalu Group” shall mean Supervalu and its Subsidiaries (other than any Save-A-Lot Entity).
“Supervalu Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of Supervalu or any member of the Supervalu Group in respect of or relating to the Supervalu business, and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing, except for the Save-A-Lot Names.
“Supervalu Related Parties” means Supervalu, any member of the Supervalu Group or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, other representatives, Affiliates, equity holders, controlling persons, successors or assigns; provided that the Save-A-Lot Entities will not be considered “Supervalu Related Parties” following the consummation of the Closing.
“Target Working Capital Amount” shall mean $120 million.
“Tax” shall mean any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers’ compensation, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, alternative minimum, estimated or other tax (and any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any Governmental Authority, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing, and including liability for any of the foregoing items pursuant to Treasury Regulations Section 1.1502-6 (or any similar state, local or foreign Tax Law) as a transferee or as a successor, but excluding, in all cases, any escheat or unclaimed property obligation.
“Tax Benefit” shall mean any actual reduction in cash Taxes paid or required to be paid (and any actual increase in a cash Tax refund or credit in lieu of a cash tax refund, and including any interest paid by the relevant taxing authority with respect thereto and any interest that would have been payable to the relevant taxing authority but for such Tax Benefit) arising from a Tax Item, determined on a “with and without basis”.
“Tax Claim” shall mean any claim received by one Party or its Affiliates with respect to Taxes made by any taxing authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim against the other Party for indemnification under Article VII.
“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or required to be paid.
“Tax Proceeding” shall mean any inquiry, audit, examination, contest, litigation or other proceeding by, with or against any Governmental Authority relating to Taxes.
“Tax Reserves” means the state and local income tax reserve of approximately $4,400,000 and the approximately $1,100,000 reserve with respect to sales and use state and local taxes, in each case (i) as reflected in the Business Financial Statements, and (ii) as specified with respect to particular matters, jurisdictions and taxable periods on Schedule VI. Notwithstanding any other provision of this Agreement, neither Indebtedness nor Working Capital shall include Tax Reserves.
“Tax Return” or “Return” shall mean any return, declaration, report, election, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, and any amendment thereof and attachment thereto.
“Third-Party Claim” shall mean the assertion by any Person (including any Governmental Authority) that is not Supervalu, the Save-A-Lot Entities, Purchaser and/or any of their respective controlled Affiliates of any claim or of the commencement by any such Person of any Action.
“United States” shall mean the United States of America, including any State thereof and the District of Columbia.
“Vendor Contracts” shall mean Contracts with third-party vendors that relate to the Business.
“WARN” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq.
“Working Capital” shall mean an amount, whether positive or negative, for the Save-A-Lot Entities on a combined basis as of the close of business on the reference date, equal to “Current Assets” minus “Current Liabilities” (with Current Assets and Current Liabilities calculated in accordance with the Accounting Standard on the basis of the applicable line items specified in Schedule I), provided that Current Assets shall exclude (a) any Save-A-Lot Cash or other Cash (each as defined in the Separation Agreement) or any other cash or cash equivalents, (b) any current or deferred assets relating to U.S. federal, state, local or foreign Income Taxes of the Save-A-Lot Entities and (c) any rights under the Services Agreement, provided, further that Current Liabilities shall exclude (i) any Indebtedness, (ii) any current or deferred Liabilities relating to U.S. federal, state, local or foreign Income Taxes of the Save-A-Lot Entities, (iii) any amounts payable in respect of capital expenditures that would otherwise be included within accounts payable, (iv) any checks issued by any Save-A-Lot Entity but uncleared, (v) any transaction expenses of the members of the Supervalu Group (such transaction expenses, for the avoidance of doubt, to be the sole responsibility of Supervalu) and any financing fees and/or transaction expenses of Purchaser and its pre-Closing Affiliates and (vi) any payment obligations under the Services Agreement; provided, further that Working Capital shall not include any intercompany indebtedness or receivables owing by one Save-A-Lot Entity to another Save-A-Lot Entity.
1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Agreement	Preamble
Allocation	7.1(d)
Alternate Financing	5.11(a)
Articles of Merger	2.2
Audited Financial Statements	3.5(a)
Benefit Taxable Years	10.6
Business Financial Statements	3.5(a)
Business Intellectual Property	3.16(a)
Business Leased Real Property	3.12(b)
Business Material Contracts	3.15(a)
Business Owned Real Property	3.12(a)
Cap	10.2(b)(ii)
Certificate	2.4(a)(ii)
Change of Control	5.15(b)(ii)(C)
Closing	2.7(a)
Closing Adjustment	2.8(b)
Closing Date	2.7(a)
Closing Date Balance Sheet	5.14(a)(iii)
Closing Notice	2.8(a)
Combined Tax Return	7.4(a)
Commitment Letters	4.6(b)
Competitive Store	5.15(b)(ii)(A)
Continuation Period	6.1
Core Real Property	3.12(c)
Current Representation	11.12(a)
De Minimis Amount	10.2(b)(i)
Debt Commitment Letter	4.6(a)
Debt Financing	4.6(a)
Debt Financing Source Parties	11.3(d)
Deductible	10.2(b)(i)
Delayed Transfer	7.2
Designated Person	11.12(a)
Distribution Center Leased Property	3.12(b)
ECL Claims	11.14
Effective Time	2.2

Enforceability Exceptions	3.3
Equity Commitment Letter	4.6(b)
Equity Financing	4.6(b)
Equity Investor	4.6(b)
Estimated Closing Statement	2.8(a)
Excess Withholding	2.12
Excluded Listing Representations	10.2(a)
FDA	3.21(a)
Final Post-Closing Statement	2.10(c)
Financing	4.6(b)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.10(c)
Initial Post-Closing Statement	2.9(a)
Interim Financial Statements	3.5(a)
IT Systems	3.16(c)
Legal Restraints	8.1(b)
Lenders	4.6(a)
Merger	Recitals
Merger Consideration	2.4(a)(i)
Merger Sub	Preamble
Missouri LLC Act	2.1
Notice of Disagreement	2.10(a)
Oracle Notice	5.19
Other Leased Real Property	3.12(b)
Outside Date	9.1(b)(i)
Parties	Preamble
Party	Preamble
Post-Closing Adjustment	2.11
Post-Closing Representation	11.12(a)
Pre-Closing Restructuring	5.12(a)
Purchase Price Allocation Schedule	7.1(d)
Purchaser	Preamble
Purchaser Indemnified Parties	10.2(a)
Purchaser Tax Indemnified Parties	7.2
Purchaser’s Allocation Notice	7.1(d)
Quarterly Financial Statements	5.14(a)(i)
Regulatory Permits	3.21(a)
Releasees	5.13(a)
Resolution Period	2.10(b)
Restricted Party	5.15(b)(ii)(B)
Reverse Termination Fee	9.4(a)
Safety Notices	3.21(d)
Save-A-Lot	Preamble
Save-A-Lot Disclosure Schedules	Article III

Save-A-Lot Permits	3.9
Section 336(e) Election Statement	7.1(b)
Section 336(e) Written Binding Agreement	7.1(b)
Section 336(e)/Section 338(h)(10) Forms	7.1(b)
Seller Indemnified Parties	10.3(a)
Seller Tax Indemnified Parties	7.3
Separation Agreement	Recitals
Services Agreement	Recitals
Significant Licensee	3.15(a)(iii)
Significant Licensee Contract	3.15(a)(iii)
Solvent	4.6(h)
Specified Supervalu RSU Awards	6.9(e)
Specified Termination	9.4(a)
Stub Year Financial Statements	5.14(a)(ii)
Supervalu	Preamble
Supervalu Common Stock	2.4(c)
Supervalu Equity Awards	6.9(f)
Supervalu PSU Award	6.9(f)
Supervalu Retirement-Eligible RSU Award	6.9(d)
Supervalu Retirement-Eligible Stock Option	6.9(b)
Supervalu RSU Award	6.9(c)
Supervalu Stock Option	6.9(a)
Supervalu’s Draft Allocation	7.1(d)
Surviving Entity	Recitals
Tax Election Notice Period	7.1(b)
Third Party Claim	10.4(a)
Transfer Taxes	7.11
Units	Recitals
USDA	3.21(a)
Year-End Financial Statements	5.14(a)(ii)
ARTICLE II

THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the Missouri Limited Liability Company Act (the “Missouri LLC Act”), at the Effective Time, Merger Sub shall merge with and into Save-A-Lot. Save-A-Lot shall be the Surviving Entity in the Merger and shall continue its corporate existence under the laws of the State of Missouri. Upon consummation of the Merger, the separate limited liability company existence of Merger Sub shall terminate.
2.2    Effective Time. The Merger shall become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Missouri (the “Articles of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

2.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the Missouri LLC Act.
2.4    Conversion of Securities. At and after the Effective Time, by virtue of the Merger and without any action on the part of Save-A-Lot, Purchaser or the holder of any of the following securities:
(a)    Units.
(i)    Each Unit issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to (A) the Purchase Price (as finally determined pursuant to Section 2.11) divided by (B) the number of Units issued and outstanding immediately prior to the Effective Time (the “Merger Consideration”).
(ii)    All of the Units converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”) previously representing any such Units shall thereafter represent only the right to receive the Merger Consideration and any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.7. Certificates previously representing Units shall be exchanged for the Merger Consideration upon the surrender of such Certificates in accordance with Section 2.7, without any interest thereon.
(iii)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Units that are owned by Save-A-Lot, Merger Sub or Purchaser (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor, and such Units shall not be counted for purposes of clause (i)(B) of Section 2.4(a).
(b)    Merger Sub Shares. Each share of common stock, par value $0.01, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one membership unit of the Surviving Entity.
(c)    Supervalu and Purchaser Shares. At and after the Effective Time, each share of common stock, par value $0.01, of Purchaser and each share of common stock, par value $0.01, of Supervalu (“Supervalu Common Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.
2.5    Certificate of Formation of Surviving Entity. At the Effective Time, the Articles of Organization of Save-A-Lot, as in effect at the Effective Time, shall be the Articles of Organization of the Surviving Entity until thereafter amended in accordance with applicable law.

2.6    Managers and Officers of Surviving Entity. The members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall constitute all of the initial members of the Board of Managers of the Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall constitute all of the initial officers of the Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
2.7    Closing.
(a)    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the first Business Day of the first Fiscal Period of Supervalu beginning at least three (3) Business Days after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions on the Closing Date) are satisfied or waived; provided, however, that if the Marketing Period has not ended at least three (3) Business Days prior to the date on which the Closing would otherwise occur, the Closing shall instead occur on the earlier to occur of (A) a date specified by Purchaser during the Marketing Period that is the first Business Day of the first Fiscal Period of Supervalu beginning at least three (3) Business Days after Purchaser provides notice of such date to Supervalu, (B) a date specified by Supervalu in a written notice delivered to Purchaser at least three (3) Business Days’ prior to such specified date (such written notice to include written confirmation by Supervalu that Supervalu and Save-A-Lot have reasonably determined that they are able to provide the books and records on a timely basis necessary to permit the balance sheet and financial statements required by clauses (i), (ii) and (iii) of Section 5.14(a) to be prepared by the applicable deadlines set forth therein) that is (I) at least two (2) Business Days following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (irrespective of whether such day is the first Business Day of a Fiscal Period) and (II) (x) a Business Day during the period on or after December 19, 2016 until and including January 3, 2017 or (y) the first Business Day of any week after January 3, 2017 or (C) the first Business Day of the first Fiscal Period of Supervalu beginning at least two (2) Business Days immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”), subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VIII as of the date determined pursuant to this proviso (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions at such time), or (ii) at such other place, time or date as may be mutually agreed upon in writing by Supervalu and Purchaser; provided that the Closing shall not occur earlier than December 5, 2016. The date on which the Closing occurs is the “Closing Date.”
(b)    At the Closing, Supervalu shall:
(i)    deliver to Purchaser certificates evidencing the Units to the extent that such Units are in certificate form, duly endorsed in blank or with unit powers duly executed in proper form for transfer, and to the extent that such Units are not in certificate form, unit powers or other instruments of transfer duly executed in blank, and in each case, with any required unit transfer stamps affixed thereto;
(ii)    deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);
(iii)    execute and deliver, or cause to be executed and delivered, as applicable, to Purchaser the Services Agreement;
(iv)    deliver to Purchaser a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B), from Supervalu and each of the Section 336(e)/338(h)(10) Entities;
(v)    deliver to Purchaser the resignation, effective as of the Closing, of those directors and officers of any Save-A-Lot Entity designated by Purchaser to Supervalu in writing at least five (5) Business Days prior to the anticipated Closing Date;
(vi)    deliver to Purchaser one or more duly executed IRS Forms 8023 or such other forms and documents, in each case, required to be delivered pursuant to Section 7.1(c); and
(vii)    cause Save-A-Lot to deliver to Purchaser a counterpart to the Articles of Merger executed by Save-A-Lot reflecting the terms and provisions of this Agreement and in proper form for filing with the Missouri Secretary of State in order to cause the Merger to become effective pursuant to the Missouri LLC Act.
(c)    At the Closing, Purchaser shall:
(i)    deliver to Supervalu (or to any Affiliate of Supervalu designated by Supervalu) by wire transfer, to an account or accounts designated prior to the Closing by Supervalu (or by such Affiliate), immediately available funds in cash in an aggregate amount equal to the Purchase Price (as estimated for purposes of the Closing pursuant to Section 2.8);
(ii)    deliver to Supervalu the certificate required to be delivered pursuant to Section 8.3(c);
(iii)    execute and deliver, or cause to be executed and delivered, to Supervalu, on behalf of Save-A-Lot, the Services Agreement;
(iv)    deliver to Supervalu one or more duly executed IRS Forms 8023 or such other forms and documents, in each case, required to be delivered pursuant to Section 7.1(c);
(v)    cause Merger Sub to deliver to Supervalu a counterpart to the Articles of Merger executed by Merger Sub reflecting the terms and provisions of this Agreement and in proper form for filing with the Missouri Secretary of State in order to cause the Merger to become effective pursuant to the Missouri LLC Act; and
(vi)    to the extent required by Missouri Law, cause Merger Sub to deliver to Supervalu a tax clearance certificate or its equivalent issued by the Missouri Department of Revenue as of a recent date.
2.8    Closing Adjustment.
(a)    Not less than five (5) Business Days prior to the anticipated Closing Date, Supervalu shall provide Purchaser with a statement setting forth its good-faith estimates of Cash, Working Capital and Indebtedness as of the Closing (the “Estimated Closing Statement”), and such schedules with respect to the determination thereof as Supervalu believes is reasonably necessary to support such Estimated Closing Statement, which shall be accompanied by a notice (the “Closing Notice”) that sets forth (i) Supervalu’s determination of the Closing Adjustment and the Purchase Price after giving effect to the Closing Adjustment and (ii) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.7.
(b)    The Closing Notice shall specify an amount (the “Closing Adjustment”), positive or negative, that shall be equal to (i) the amount of Cash set forth in the Estimated Closing Statement, plus (ii) the amount of Working Capital set forth in the Estimated Closing Statement, less (iii) the Target Working Capital Amount, less (iv) the amount of Indebtedness set forth in the Estimated Closing Statement (it being understood that the amount of the Debt Financing will not be considered Indebtedness for purposes of the Closing Adjustment).
(c)    The Estimated Closing Statement shall be prepared in accordance with the definitions of “Cash”, “Working Capital” and “Indebtedness” (as applicable and without duplication) set forth herein based on the Accounting Standard, applied consistently with their application in connection with the preparation of the Audited Financial Statements.
2.9    Post-Closing Statements.
(a)     Within sixty (60) days after the Closing Date, Supervalu shall prepare and deliver to Purchaser a statement of Cash, Working Capital and Indebtedness as of the Closing (the “Initial Post-Closing Statement”), together with such schedules with respect to the determination thereof as Supervalu believes is reasonably necessary to support such Initial Post-Closing Statement. The Initial Post-Closing Statement shall be prepared in accordance with the definitions of “Cash”, “Working Capital” and “Indebtedness” (as applicable) set forth herein based on the Accounting Standard, applied consistently with their application in connection with the preparation of the Audited Financial Statements.
(b)    Following the Closing through the date that the Final Post-Closing Statement becomes final and binding, Supervalu and their representatives shall be permitted, to the extent reasonably requested in connection with Supervalu’s preparation of the Initial Post-Closing Statement and participation in the reconciliation procedures set forth in Section 2.10, to access the books, records and work papers (subject to entering into any customary access letters required by accountants) of the Save-A-Lot Entities, and Purchaser shall, and shall use its reasonable best efforts to cause its accountants and other representatives to, cooperate with and assist Supervalu in connection therewith, including by providing reasonable access to such books, records and work papers and making available, during normal business hours, personnel to the extent reasonably required for purposes of Supervalu’s preparation of the Initial Post-Closing Statement and participation in the reconciliation procedures set forth in Section 2.10.
(c)    Purchaser agrees that, following the Closing through the date that the Final Post-Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Post-Closing Statement is based, or on which the Final Post-Closing Statement is to be based, that are inconsistent with the Accounting Standard or that would alter or materially impede or delay the determination of the amount of Working Capital or Indebtedness as of the Closing Date or the preparation of any Notice of Disagreement or the Final Post-Closing Statement in the manner and utilizing the methods provided by this Agreement.
2.10    Reconciliation of Post-Closing Statements.
(a)    Purchaser shall notify Supervalu in writing no later than sixty (60) days after Purchaser’s receipt of the Initial Post-Closing Statement if Purchaser disputes the correctness of the Initial Post-Closing Statement, which notice shall describe in reasonable detail the basis for such dispute (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Supervalu by Purchaser within sixty (60) days after Purchaser’s receipt of the Initial Post-Closing Statement, then the Initial Post-Closing Statement shall be deemed to have been accepted by Purchaser and shall become final and binding upon the Parties in accordance with Section 2.10(c).
(b)    During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Supervalu and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.
(c)    If at the end of the Resolution Period, Supervalu and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Supervalu and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Post-Closing Statement marked to indicate those line items that are in dispute, together with each Party’s good faith value for such line item) to Baker Tilly Virchow Krause, LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Supervalu and Purchaser or (ii) if Supervalu or Purchaser are unable to agree upon another such a firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Supervalu and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Baker Tilly Virchow Krause, LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with (ii), as applicable, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination, binding on the Parties to this Agreement, of the appropriate amount of each of the line items in the Initial Post-Closing Statement that remain in dispute as indicated in the Notice of Disagreement that Supervalu and

Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall have authority to resolve solely the matters submitted to it in the Notice of Disagreement (provided that the authority of the Independent Accounting Firm shall be limited to resolving accounting and calculation issues and shall not include procedural or legal issues) and shall determine the amount of the line items in dispute in accordance with this Agreement. With respect to each disputed line item, such determination, if not in accordance with the position of either Supervalu or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Purchaser in the Notice of Disagreement or by Supervalu in the Initial Post-Closing Statement with respect to such disputed line item. The statement of Cash, Working Capital and Indebtedness that is final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.10(a) or Section 2.10(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.10(c), is referred to as the “Final Post-Closing Statement.”
(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Supervalu, on the one hand, and Purchaser, on the other hand. During the review by the Independent Accounting Firm, Purchaser and Supervalu shall, and shall use reasonable best efforts to cause their respective accountants to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.10(c); provided, that the accountants of Supervalu or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.
2.11    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be an amount, positive or negative, equal to (a) an amount, positive or negative, equal to (i) the amount of Cash set forth in the Final Post-Closing Statement less (ii) the amount of Cash set forth in the Estimated Closing Statement, plus (b) an amount, positive or negative, equal to (i) the amount of Working Capital set forth in the Final Post-Closing Statement less (ii) the amount of Working Capital set forth in the Estimated Closing Statement, less (c) an amount, positive or negative, equal to (i) the amount of Indebtedness set forth in the Final Post-Closing Statement less (ii) the amount of Indebtedness set forth in the Estimated Closing Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay to Supervalu (or one or more Affiliates designated by Supervalu) by wire transfer of immediately available funds in cash the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Supervalu (or an Affiliate designated by Supervalu) shall pay to Purchaser by wire transfer of immediately available funds in cash the absolute value of the amount of the Post-Closing Adjustment. Any such payment shall be made within five (5) Business Days after the Final Post-Closing Statement becomes such, together with interest thereon at the Interest Rate from the Closing Date until the date of payment.
2.12    Withholding. Notwithstanding anything else in this Agreement, the Parties shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold pursuant to applicable Law (it being agreed and understood that if any deduction or withholding shall be made from any amounts otherwise payable pursuant to this Agreement by or on behalf of Purchaser, Save-A-Lot or Merger Sub to or on behalf of Supervalu and such deduction or withholding would not have been imposed if the Person making such deduction or withholding were a United States person as defined in Section 7701(a)(30) of the Code with tax presence only in the United States (“Excess Withholding”), then Purchaser shall pay Supervalu such additional amounts as shall result in Supervalu receiving the amount it would have received had no such Excess Withholding applied). To the extent that amounts are so deducted or withheld and are timely paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SUPERVALU
Except as set forth in, or qualified by any matter set forth in, (a) the reports, schedules, forms, statements and other documents filed by Supervalu with, or furnished by Supervalu to, after January 1, 2015, the SEC and publicly available at least five (5) Business Days prior to the date of this Agreement (other than disclosures in any exhibits or schedules thereto or in any documents incorporated by reference therein and other than any forward looking disclosures set forth in any risk factor section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), to the extent the relevance of such disclosure to the Save-A-Lot Entities or the Business is reasonably apparent, (b) the Save-A-Lot Registration Statement, or (c) the disclosure schedules delivered to Purchaser prior to the execution of this Agreement (the “Save-A-Lot Disclosure Schedules”), Supervalu hereby represents and warrants to Purchaser as follows:
3.1    Organization and Qualification; Subsidiaries.
(a)    Supervalu is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Save-A-Lot is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Missouri.
(b)    Each of the Save-A-Lot Entities other than Save-A-Lot is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. Supervalu and each Save-A-Lot Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as has not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
3.2    Capitalization of the Save-A-Lot Entities.
(a)    The Units are duly authorized and validly issued and owned by Supervalu, free and clear of all Liens, except for, prior to the Closing, Permitted Liens. Except for the Units and

any interest held by a Save-A-Lot Entity, there are no membership units, shares of capital stock or other equity interests or securities of any Save-A-Lot Entity authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, unit appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other instruments, agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership or equity interest in any of the Save-A-Lot Entities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Save-A-Lot Entity, and no securities evidencing such rights are authorized, issued or outstanding, nor have any such equity interests been issued in violation of any preemptive rights, any purchase option or any rights of first refusal. None of the Save-A-Lot Entities has any outstanding bonds, debentures, notes, or other obligations or Contracts that provide the holders thereof or counterparty thereto (as applicable) the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Save-A-Lot Entity on any matter. Section 3.2(a) of the Save-A-Lot Disclosure Schedules sets forth the percentages of outstanding equity securities of each Save-A-Lot Entity owned by any other Save-A-Lot Entity, free and clear of all Liens other than Permitted Liens.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole: (i) all of the outstanding shares of capital stock of, or other equity interests in, each Save-A-Lot Entity have been duly authorized, validly issued, and are fully paid and non-assessable; (ii) except as set forth in Section 3.2(b)(ii) of the Save-A-Lot Disclosure Schedules, none of the Save-A-Lot Entities owns any shares of capital stock or other equity interests in any other Person or is obligated to purchase or acquire any such shares or other equity interests; and (iii) none of the outstanding shares of capital stock of, or other equity interests in, any Save-A-Lot Entity was issued in violation of any applicable Law.
3.3    Authority Relative to this Agreement. Supervalu, Save-A-Lot and each of their Affiliates that is party to the Services Agreement have all necessary corporate or similar power and authority, and each has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Services Agreement and to consummate the transactions contemplated by this Agreement and the Services Agreement in accordance with the terms hereof and thereof. This Agreement has been duly and validly executed and delivered by Supervalu and Save-A-Lot, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser and Merger Sub, constitutes, and the Services Agreement when executed and delivered by Supervalu, Save-A-Lot and/or their Affiliates (as applicable) thereto, and, assuming the due authorization, execution and delivery of the Services Agreement by Purchaser or its applicable Affiliates, will constitute, a valid, legal and binding agreement of Supervalu, Save-A-Lot and/or their Affiliates (as applicable), enforceable against such member in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

3.4    Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Supervalu or its Affiliates (as applicable) for the execution, delivery and performance by Supervalu or its Affiliates (as applicable) of this Agreement or the Services Agreement or the consummation by Supervalu or its Affiliates (as applicable) of the transactions contemplated hereby or thereby, except (a) compliance with and filing under the HSR Act and such other consents, approvals, registrations, declarations, notices or filings as are required to be made or obtained under any non-U.S. Antitrust Laws; (b) compliance with any Permits relating to the Business listed on Section 3.4 of the Save-A-Lot Disclosure Schedules or (c) any such filings with or notices to, or permits, authorizations, registrations, consents or approvals of or from any other Governmental Authorities under any other Laws as may be required in connection with this Agreement, the Services Agreement or the consummation of the transactions contemplated hereby or thereby, the failure to make or obtain has not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Services Agreement by Supervalu or its Affiliates (as applicable) nor the consummation by Supervalu or its Affiliates (as applicable) of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective certificate of incorporation or by-laws (or similar governing documents) of Supervalu, its Affiliates (as applicable) or any Save-A-Lot Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, loss of benefit, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract or Permit relating to the Business, or (iii) violate or infringe any Law applicable to any Save-A-Lot Entity or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), for breaches, violations, infringements or defaults, or the creation of any Lien (except for Permitted Liens), or any right of termination, amendment, loss of benefit, cancellation or acceleration, or other rights that has not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
3.5    Financial Statements; Liabilities.
(a)    Section 3.5 of the Save-A-Lot Disclosure Schedules sets forth: (i) audited combined statements of earnings, cash flows and changes in parent company equity of the Business on a carveout basis for the years ended February 27, 2016, February 28, 2015 and February 22, 2014 and audited combined balance sheets of the Business as of February 27, 2016 and February 28, 2015; and (ii) unaudited combined statements of earnings and cash flows of the Business on a carveout basis, for each of the sixteen (16) weeks ended June 18, 2016 and June 20, 2015, unaudited combined statements of changes in parent company equity for the sixteen (16) weeks ended June 18, 2016, and unaudited combined balance sheets of the Business as of June 20, 2015 and June 18, 2016, (the items referred to in clause (i), with any notes thereto, being herein collectively referred to as the “Audited Financial Statements”; the items referred to in clause (ii), in each case with any notes thereto, being herein collectively referred to as the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Business Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly, in all material respects, the combined financial position and the combined results of operations, cash flows and changes of equity of the Business on a carveout basis, as of the respective dates thereof or the periods then ended. The Interim Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business on a carveout basis, as of the respective date thereof or the period then ended, subject to normal and recurring year-end adjustments.
(b)    There are no material liabilities or obligations of the Save-A-Lot Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a combined balance sheet of the Save-A-Lot Entities, other than those that (i) are reflected or reserved against on the Business Financial Statements or otherwise disclosed in this Agreement (including in the Save-A-Lot Disclosure Schedules); (ii) have been incurred in the ordinary course of business of the Save-A-Lot Entities, consistent with past practice, since February 27, 2016; (iii) are expressly permitted or contemplated by this Agreement; or (iv) will be discharged or paid off prior to or at the Closing.
3.6    Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement or the Separation Agreement (including the reorganizations and transactions undertaken in preparation for the separation of Save-A-Lot from Supervalu or to facilitate the Merger, including as set forth in the Separation Agreement as part of the Pre-Closing Restructuring), since February 27, 2016 and as of the date hereof, (a) the Business has been operated in the ordinary course consistent with past practice, (b) there has not occurred any event, change, circumstance, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (c) none of Supervalu, its Affiliates or the Save-A-Lot Entities has taken any action that, if taken after the date of this Agreement, would constitute a breach of the covenants set forth in clauses (A), (B), (F), (G) or (P) (with respect to each of the preceding clauses) of Section 5.4(b).
3.7    Litigation. (a) There is no Action pending or, to the Knowledge of Supervalu, threatened, against any Save-A-Lot Entity or against any member of the Supervalu Group arising out of or relating to the Business in each case except, if adversely determined, as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, and (b) no Save-A-Lot Entity or any of their respective assets or properties is subject to any outstanding Order, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
3.8    Compliance with Laws. Excluding Environmental Laws and any Order issued by a Governmental Authority arising under Environmental Laws, which are the subject of Section 3.14, (a) none of the Save-A-Lot Entities or, solely with respect to the conduct of the Business (including with regard to the operation of the Core Real Property), Supervalu or its other Subsidiaries is, or since January 1, 2014 has been, in violation of any Laws or Order issued by a Governmental Authority applicable to the conduct of the Business and (b) neither Supervalu nor any of its Subsidiaries has, since January 1, 2014, (i) received any written notice alleging any such violation or (ii) conducted any internal investigation in connection with which outside legal counsel was retained for the purpose of conducting or assisting with such investigation with respect to any actual, potential or alleged violation of the type described in the foregoing clause (a), in each case of clauses (a) and (b), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. Notwithstanding the foregoing, the Save-A-Lot Entities during the past five (5) years have been in compliance with the Anticorruption and Sanctions Laws except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, and have not been a party to or the subject of any pending or, to the Knowledge of Supervalu, threatened Action, by or before any Governmental Authority related to any violation or alleged violation of Anticorruption and Sanctions Laws.
3.9    Permits. Except with respect to Business Environmental Permits that are the subject of Section 3.14(b), the Save-A-Lot Entities hold all permits, licenses, variances, exemptions and other similar authorizations of all Governmental Authorities necessary for the conduct of the Business (the “Save-A-Lot Permits”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. The Save-A-Lot Entities are in compliance with the terms of Save-A-Lot Permits, each such Save-A-Lot Permit is valid and in full force and effect, and no Action is pending, or, to the Knowledge of Supervalu, threatened that would be reasonably expected to result in the revocation, cancellation or suspension of any such Save-A-Lot Permit, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
3.10    Employee Benefit Plans.
(a)    Section 3.10(a) of the Save-A-Lot Disclosure Schedules sets forth a list, as of the date hereof, of each material Benefit Plan and separately identifies whether each such Benefit Plan will be a Save-A-Lot Benefit Plan or a Supervalu Benefit Plan as of the Closing. Supervalu has made available to Purchaser with respect to each material Benefit Plan, to the extent applicable, (i) the applicable plan document or agreement (or, with respect to any such unwritten Benefit Plan, a written description thereof), (ii) all summary plan descriptions, including any summary of material modifications, and (iii) for Save-A-Lot Benefit Plans, the most recent annual reports filed with the IRS, the most recent determination or opinion letter, if any, issued by the IRS and any pending request for such a determination letter, and the most recent actuarial report or other financial statement.
(b)    Except as would not reasonably be expected to result, individually or in the aggregate, in material Liability to a Save-A-Lot Entity: (i) each Benefit Plan has been maintained and operated in compliance with applicable Law; (ii) all contributions or premiums required to be made by Supervalu or any of its Subsidiaries to any Benefit Plan have been timely made or accrued in accordance with GAAP; and (iii) no “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any Benefit Plan.
(c)    No Benefit Plan provides health insurance or life insurance to Business Employees beyond their retirement or other termination of service, other than as required by Section 4980B of the Code.
(d)    Except as would not reasonably be expected to result, individually or in the aggregate, in material Liability to a Save-A-Lot Entity, each Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.
(e)    During the immediately preceding six (6) years, no Liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Save-A-Lot Entities or their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents any risk of the Save-A-Lot Entities or any such ERISA Affiliate of incurring such Liability.
(f)    No Benefit Plan is a pension plan that is subject to Title IV of ERISA.
(g)    Neither Supervalu nor any of its ERISA Affiliates contributes to or is required to contribute to a Multiemployer Plan in respect of any Business Employee.
(h)    Except as expressly provided in this Agreement, none of the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any Business Employee to any payment or benefit; (ii) increase the amount of any compensation or benefits otherwise payable to any Business Employee; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits.
(i)    With respect to any Benefit Plan, except as would not reasonably be expected to result in material liability to a Save-A-Lot Entity, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Supervalu, threatened; and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Authorities are pending, or, to the Knowledge of Supervalu, threatened.
(j)    The transactions contemplated by this Agreement will not result in any “excess parachute payments” (within the meaning of Section 280G of the Code) becoming payable to any employee, officer or director of Supervalu or any of its Affiliates who is a “disqualified individual” within the meaning of Section 280G of the Code.
(k)    Except as would not reasonably be expected to result, individually or in the aggregate, in material Liability to a Save-A-Lot Entity, each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented and operated in compliance with Section 409A of the Code.
(l)    No Benefit Plan provides compensation or benefits to any Business Employee who resides or performs services primarily outside of the United States.

3.11    Employees; Labor Matters.

(a)    None of the Save-A-Lot Entities is a party to, or otherwise bound by, and no Business Employee is covered by, any collective bargaining agreement or other Contract with any labor organization, union or association.
(b)    Except as would not reasonably be expected to result, individually or in the aggregate, in material Liability to a Save-A-Lot Entity, (i) there is no organizational effort currently being made or, to the Knowledge of Supervalu, threatened by, or on behalf of, any labor union to organize any Business Employees, and no such organizational effort has occurred since January 1, 2014; (ii) no demand for recognition of any Business Employees has been made by, or on behalf of, any labor union since January 1, 2014; (iii) since January 1, 2014, there have been no material strikes, slowdowns, picketings, work stoppages or lockouts against the Business and, to the Knowledge of Supervalu, none are currently threatened; and (iv) as of the date hereof, there are no pending unfair labor practice charges with respect to the Business Employees.
(c)    The Save-A-Lot Entities are each, and, with respect to the Business Employees, Supervalu is, in compliance in all material respects with all applicable Laws with respect to employment, employment practices, terms and conditions of employment, wages and hours and unfair labor practices.
3.12    Real Property.
(a)     Schedule 3.12(a) of the Save-A-Lot Disclosure Schedules sets forth a complete and accurate list of all of the real property any Save-A-Lot Entity owns as of the date hereof or would own after giving effect to the Pre-Closing Restructuring as of the date hereof (the “Business Owned Real Property”), including the address of such parcel, the name of the Save-A-Lot Entity that owns or will own such parcel and the primary use of such parcel as currently used in the Business. The Save-A-Lot Entities have or will have after giving effect to the Pre-Closing Restructuring good, insurable and valid fee simple title to all of the Business Owned Real Property, free and clear of all Liens, except Permitted Liens. Neither Supervalu nor its Subsidiaries has received written notice of any, and to the Knowledge of Supervalu, there is no, default under any restrictive covenants affecting the Business Owned Real Property except for such notices or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. To the Knowledge of Supervalu, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default under any such restrictive covenants, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
(b)    Schedule 3.12(b) of the Save-A-Lot Disclosure Schedules sets forth a complete and accurate list of all the real property that is as of the date hereof leased or subleased, as applicable, by any Save-A-Lot Entity or would be leased or subleased, as applicable, by any Save-A-Lot Entity after giving effect to the Pre-Closing Restructuring as of the date hereof, including each real property leased or subleased for use as a distribution center or material warehouse facility (the “Distribution Center Leased Real Property”). The Save-A-Lot Entities have or will have after giving effect to the Pre-Closing Restructuring good and valid leasehold or subleasehold (as applicable)

interest in the Distribution Center Leased Real Property and all other material real property leased or subleased, as applicable, by any Save-A-Lot Entity, in each case, as the lessee or sublessee, that is used in connection with the Business (the “Other Leased Real Property”, and together with the Distribution Center Leased Real Property, the “Business Leased Real Property”), free and clear of all Liens, except Permitted Liens. All leases and subleases for the Business Leased Real Property under which any Save-A-Lot Entity is or will be after giving effect to the Pre-Closing Restructuring a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as has not and would not reasonably be expected to, individually or in the aggregate, with respect to the Distribution Center Leased Real Property, be material to the Business and the Save-A-Lot Entities, taken as a whole, and with respect to the Other Leased Real Property, have a Business Material Adverse Effect. None of Supervalu or any of its Subsidiaries has received any written notice of any, and to the Knowledge of Supervalu there is no, breach or default under any such lease or sublease affecting the Business Leased Real Property, except as has not and would not reasonably be expected to, individually or in the aggregate, with respect to the Distribution Center Leased Real Property, be material to the Business and the Save-A-Lot Entities, taken as a whole, and with respect to the Other Leased Real Property, have a Business Material Adverse Effect. Neither Supervalu nor any of its Subsidiaries have received written notice of termination, cancellation or non-renewal with respect to any such lease or sublease affecting the Business Leased Real Property.
(c)    There are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of occupancy or a leasehold interest in any portion of the Business Owned Real Property or the Distribution Center Leased Real Property (collectively, the “Core Real Property”), except for such leases, subleases, licenses, concessions or other agreements as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. Since January 1, 2014 until the date hereof, none of Supervalu or any of its Subsidiaries has received any written notice from any Governmental Authority of any condemnation, expropriation or other proceeding in eminent domain pending or threatened, against any Core Real Property or any material portion thereof or material interest therein, and, to the Knowledge of Supervalu, no such pending or threatened proceedings exist, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. None of the Core Real Property is subject to or encumbered by any purchase option, right of first-refusal or other contractual right or obligation to sell, assign or dispose of such Core Real Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
3.13    Taxes. (a) All material Tax Returns required to be filed by, or with respect to, any Save-A-Lot Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects; (b) all material Taxes required to be paid by or with respect to any Save-A-Lot Entity have been duly and timely paid or will be duly and timely paid by the due date thereof, other than, in the case of clause (a), this clause (b), and clause (d), Taxes, Tax Returns and deficiencies for which or with respect to which adequate reserves have been established on or reflected on the Business Financial Statements of the relevant Save-A-Lot Entities and Taxes, Tax Returns and deficiencies being defended in good faith through appropriate proceedings; (c) no material Tax Proceeding or assessment for a material deficiency with respect to any Taxes of the Save-A-Lot Entities is pending or being threatened in writing; (d) each of the Save-A-Lot Entities has complied with all applicable Laws relating to the collection and withholding of Taxes in all material respects; (e) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any material Taxes of or with respect to, or Tax Returns required to be filed by or with respect to, the Save-A-Lot Entities; (f) Section 3.13 of the Save-A-Lot Disclosure Schedules sets forth the entity classification for U.S. federal income tax purposes of each Save-A-Lot Entity, as of the date hereof and as of the Closing, and any applicable entity classification elections; (g) as of the date hereof, there are no Liens for material Taxes upon the Units or any of the assets of the Save-A-Lot Entities, other than Liens for Taxes not yet due and payable or Taxes that may be paid without penalty; (h) as of the Closing, (1) none of the Save-A-Lot Entities will be a party to any material Tax sharing, Tax allocation or Tax indemnification agreement, and (2) no Save-A-Lot Entity has any liability for material Taxes of another Person (except, with respect to clause (2), for liabilities under Treasury Regulation Section 1.1502-6 or analogous or similar provisions of state or local Law pertaining to an affiliated, combined, unitary or similar Tax group of which such Save-A-Lot Entity is currently a part, and except, with respect to clauses (1) and (2), for agreements, and liabilities pursuant to any agreement or arrangement, exclusively between or among the Save-A-Lot Entities or constituting or pursuant to any agreement the primary subject of which is not Taxes); (i) as of the date hereof, no unresolved material claim has been made in writing by any taxing authority in any jurisdiction where a Save-A-Lot Entity does not file a Tax Return stating that such entity (or its owner in the case of a disregarded entity) is subject to material taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return; and (j) none of the Save-A-Lot Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Supervalu in this Agreement, the Separation Agreement or the Services Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.13 and Sections 3.5 and 3.17.
3.14    Environmental Matters.
(a)    The Save-A-Lot Entities and the facilities and operations on the Business Owned Real Property and the Business Leased Real Property are, and since January 1, 2014 have been, in compliance with applicable Environmental Laws relating to the Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
(b)    The Save-A-Lot Entities possess all material Business Environmental Permits required for the conduct of the Business as conducted on the date hereof, and each such material Business Environmental Permit is valid, subsisting and in full force and effect. No appeals or other proceedings are pending or, to the Knowledge of Supervalu, threatened with respect to the issuance, terms or conditions of any such material Business Environmental Permit. Since January 1, 2014, neither Supervalu nor any Subsidiary of Supervalu has received any unresolved written notice or other unresolved written communication from any Governmental Authority regarding any revocation, withdrawal, non-renewal, suspension, cancellation or termination of any such material Business Environmental Permit.

(c)    Neither Supervalu nor any Subsidiary of Supervalu has received, since January 1, 2014, any written notice alleging any unresolved material violation of, or material liability arising under, any Environmental Law in relation to the Business Owned Real Property, Business Leased Real Property or operations of the Business.
(d)    No Action is pending or, to the Knowledge of Supervalu, threatened that asserts any actual or potential liability arising under Environmental Laws relating to the Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
(e)    To the Knowledge of Supervalu, no Environmental Condition exists on or at any of the Business Owned Real Property or Business Leased Real Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
(f)    Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in Section 3.4, Section 3.5, Section 3.6, and this Section 3.14 are the only representations and warranties given by Supervalu with respect to environmental matters, Environmental Conditions, Environmental Laws and Hazardous Materials, and no other provisions of this Agreement, the Separation Agreement or the Services Agreement shall be interpreted as containing any representation or warranty with respect thereto.
3.15    Material Contracts.
(a)    Section 3.15(a) of the Save-A-Lot Disclosure Schedules sets forth as of the date of this Agreement a list, which is complete and accurate in all material respects, of the following Contracts (other than Benefit Plans, purchase orders and invoices) relating to the Business to which any of the Save-A-Lot Entities is a party or is bound (such Contracts, together with (i) purchase orders and invoices in respect of such Contracts, (ii) any Material Food Vendor Contracts and (iii) any Contracts, purchase orders and invoices in respect of such Material Food Vendor Contracts entered into after the date hereof and prior to the Closing that if entered into prior to the date hereof would have been required to be set forth in Section 3.15(a) of the Save-A-Lot Disclosure Schedules, the “Business Material Contracts”):
(i)    Vendor Contracts material to the Business with vendors pursuant to which such vendor provides information technology, human resources or financial services to any Save-A-Lot Entity;
(ii)    any customer, distribution and supply Contracts and Vendor Contracts, other than such Contracts (A) under which the Save-A-Lot Entities or the Business purchased or sold during the twelve (12)-month period immediately preceding February 27, 2016, or are obligated to purchase in any twelve (12)-month period thereafter, in the aggregate, $1,000,000 or less of goods and/or services, (B) that can be terminated on less than ninety (90) days’ notice without material monetary penalty, (C) that are a Licensee Contract or (D) that are Vendor Contracts in respect of goods for resale;

(iii)    any Licensee Contract with a licensee whose Save-A-Lot stores, individually or in the aggregate, have wholesale purchases from Save-A-Lot in excess of $20,000,000 during the fiscal year ended February 27, 2016 (any such licensee, a “Significant Licensee” and each such Licensee Contract, a “Significant Licensee Contract”);
(iv)    any Contract containing any future capital expenditure obligations of the Save-A-Lot Entities or the Business in excess of $2,000,000;
(v)    any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into by a Save-A-Lot Entity since January 1, 2014 involving consideration in excess of $5,000,000 (other than any Contract solely in respect of store inventory, which Contract is unrelated to any acquisition of a store, its operations or similar transaction) or (B) under which the Save-A-Lot Entities have or will have a material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;
(vi)    (A) any Contract material to the Business pursuant to which any of the Save-A-Lot Entities will license or is otherwise permitted by a third party to use any material Intellectual Property (other than any “shrink wrap,” “commercially available software package” or “click through” license) with aggregate payments greater than $200,000 during the twelve (12)-month period immediately preceding February 27, 2016 or (B) any Contract material to the Business pursuant to which a third party licenses any material Intellectual Property owned by any of the Save-A-Lot Entities, in each case other than any Licensee Contract;
(vii)    any Contract relating to or evidencing Indebtedness (of a type listed in clauses (a) through (f), or clause (m) with respect to a type listed in clauses (a) through (f), of the definition of Indebtedness) of the Save-A-Lot Entities in excess of $1,000,000 individually (other than such Indebtedness solely among Save-A-Lot Entities or that will be cancelled or otherwise eliminated pursuant to the Separation Agreement prior to the Closing);
(viii)    any Contract containing any non-competition provision that by its terms currently limits in any material respect the ability of the Save-A-Lot Entities or, after the consummation of the Merger, purports to limit in any material respect Purchaser or any of its Affiliates (in their capacity as such), to engage in any line of business with any Person or in any geographic area, other than any geographic limitations on the Business contained in any Licensee Contract;
(ix)    any material partnership agreement or joint venture agreement;
(x)    any Contract that provides for any of the Save-A-Lot Entities to provide goods or services pursuant to a “most favored nation” provision or equivalent preferential pricing terms, except for such Contracts as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole;

(xi)    without duplication of clauses (i) and (ii) above, all supply Contracts or Vendor Contracts with suppliers or vendors from which the Save-A-Lot Entities or the Business purchased during the twelve (12)-month period immediately preceding February 27, 2016, or are obligated to purchase in any twelve (12)-month period thereafter, in the aggregate, $20,000,000 or more of good and/or services; and
(xii)    any supply Contract or Vendor Contract involving or relating to the joint purchase of goods for resale by or for the benefit of a Save-A-Lot Entity and a member of the Supervalu Group, other than any such Contract under which the Save-A-Lot Entities or the Business, together with the Supervalu Group, jointly purchased or sold during the twelve (12)-month period immediately preceding February 27, 2016, or are obligated to purchase in any twelve (12)-month period thereafter, in the aggregate, $1,000,000 or less of goods.
(b)    Section 3.15(b) of the Save-A-Lot Disclosure Schedules sets forth as of the date of this Agreement a list, which is complete and accurate in all material respects, of each vendor in respect of which the Save-A-Lot Entities purchased more than $20,000,000 of goods for resale during the twelve (12)-month period immediately preceding February 27, 2016.
(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, (i) each Business Material Contract is a legal, valid and binding obligation of a Save-A-Lot Entity, as applicable, and, to the Knowledge of Supervalu, on each counterparty and is in full force and effect, in each case, subject to the Enforceability Exceptions, (ii) neither the Save-A-Lot Entities, nor to the Knowledge of Supervalu, any other party thereto, is in breach of, or in default under, any such Business Material Contract, (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default of any Business Material Contract by the Save-A-Lot Entities, or, to the Knowledge of Supervalu, any other party thereto, and (iv) neither Supervalu nor any of its Subsidiaries have received written notice of termination, cancellation or non-renewal with respect to any Business Material Contract.
3.16    Intellectual Property.
(a)     Section 3.16(a) of the Save-A-Lot Disclosure Schedules sets forth an accurate and complete list, including owner, jurisdiction, and serial and registration numbers, of all registrations of Intellectual Property and applications therefor, owned by the Save-A-Lot Entities that are material to the Business as conducted as of the date of this Agreement (the “Business Intellectual Property”).
(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, (i) the Save-A-Lot Entities are the sole owners of the Business Intellectual Property, free and clear of all Liens except for Permitted Liens; (ii) no Save-A-Lot Entity has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party since January 1, 2014 and no Save-A-Lot Entity has received any written notice since January 1, 2014 that the conduct of the Business has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party; (iii) there are no pending or, to the Knowledge of Supervalu, any threatened Actions alleging that the operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party; and (iv) to the Knowledge of Supervalu, no third party is currently infringing, misappropriating or otherwise violating the Business Intellectual Property that is material to the Business as conducted as of the date of this Agreement. To the Knowledge of Supervalu, the registered Business Intellectual Property is valid and enforceable, or to the extent such items are applications, are pending without challenge (other than office actions and other proceedings that may be pending before the United States Patent and Trademark Office or its foreign equivalents). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, (i) in each case where any registered material Business Intellectual Property or application for registration of material Business Intellectual Property is held by assignment, the assignment has been duly recorded with the Governmental Authority from which such Business Intellectual Property was issued, was otherwise registered or before which any application therefor is pending, (ii) there exist no material restrictions on the disclosure, use, license or transfer of any item of Business Intellectual Property, and (iii) no current or former employee of Supervalu or its Subsidiaries that was involved in the creation or development of any Software, Technology or Business Intellectual Property on behalf of a Save-A-Lot Entity has a valid claim to ownership of, or future remuneration with respect to, such Software, Technology or Business Intellectual Property.
(c)    The Save-A-Lot Entities have taken commercially reasonable steps to protect the material information technology systems currently used in the conduct of the Business (the “IT Systems”) from Contaminants. The Save-A-Lot Entities have in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Supervalu, there have been no unauthorized intrusions or breaches of the security of the IT Systems since January 1, 2014 that, pursuant to any legal requirement, would require Supervalu or a Save-A-Lot Entity to notify customers or employees of such breach or intrusion and that was or would reasonably be expected to, individually or in the aggregate, be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
3.17    Intercompany Arrangements. Except for any Contracts to be terminated pursuant to the Separation Agreement and other than any Contracts to provide the services that are to be provided in accordance with the Services Agreement, Section 3.17 of the Save-A-Lot Disclosure Schedules sets forth a list, which is correct and complete in all material respects as of the date hereof, of all material Contracts solely between or among any Save-A-Lot Entity, on the one hand, and any member of the Supervalu Group, on the other hand.
3.18    Privacy and Data Protection. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, (a) the Save-A-Lot Entities have adopted or are subject to, and are, and since January 1, 2014, have been, in compliance with, commercially reasonable policies and procedures that apply to Supervalu and each of the Save-A-Lot Entities with respect to privacy, data protection, security and the collection, storage, disposal and use of Personal Information gathered or accessed in the course of the operations of the Business, (b) to the Knowledge of Supervalu, since January 1, 2014 there has been no unauthorized access or use of any Personal Information maintained, collected, stored, disposed of or processed by or on behalf of the Save-A-Lot Entities, (c) the Save-A-Lot Entities, and each of their privacy policies, are, and in since January 1, 2014, have been, in compliance with all

Data Protection Programs and all contractual commitments that they have entered into with respect to Personal Information, and (d) since January 1, 2014, there has been no written allegation against the Save-A-Lot Entities of loss, theft, unauthorized disclosure of, or unauthorized access to, any Personal Information held by or on behalf of the Save-A-Lot Entities.
3.19    Sufficiency of Assets. At the Closing, the Save-A-Lot Entities will, taking into account the Separation Agreement, the Services Agreement and all of the assets, real property and services to be provided, acquired, leased or licensed under this Agreement, the Separation Agreement and the Services Agreement, and the terms thereof, and assuming any consents set forth in Section 3.4 of the Save-A-Lot Disclosure Schedules are received, have ownership of (free and clear of all Liens (other than Permitted Liens)) or other valid rights to use, the assets, real property and services sufficient to conduct in all material respects the Business as conducted as of the date of this Agreement; provided that this Section 3.19 does not apply with respect to Permits, which are the subject of Sections 3.9 and 3.14.
3.20    Brokers. Except for Barclays Capital Inc. and Greenhill & Co., LLC, whose fees with respect to the transactions contemplated by this Agreement will be borne solely by Supervalu, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Supervalu or any of the Save-A-Lot Entities in connection with the transactions contemplated by this Agreement and the Services Agreement.
3.21    Regulatory Matters.
(a)    The Save-A-Lot Entities hold, and are operating in compliance with, such permits, licenses, franchises, approvals, authorizations, certifications and clearances of the United States Food and Drug Administration (“FDA”), the United States Department of Agriculture (“USDA”) or other Governmental Authority required for the conduct of the Business as currently conducted (collectively, the “Regulatory Permits”), except where the failure to hold or operate in compliance with the Regulatory Permits would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. Since January 1, 2014, the Save-A-Lot Entities have fulfilled and performed all of their material obligations with respect to the Regulatory Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Regulatory Permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole. Since January 1, 2014, the Save-A-Lot Entities have operated and currently are in compliance with applicable statutes and implementing regulations administered or enforced by the FDA or the USDA, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Save-A-Lot Entities have not received written notice since January 1, 2014 of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA, USDA, or other Governmental Authority alleging that any operation or activity of the Business is in violation of any applicable Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)    All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Regulatory Permit by the Save-A-Lot Entities from the FDA, USDA or other Governmental Authority relating to the Business and its products were true, complete and correct as of the date of submission, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
(c)    The Business has not had since January 1, 2014 any product or distribution site subject to a Governmental Authority (including FDA and USDA) shutdown, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations or warning letters to make changes to the Business products, composition, labeling or packaging, that if not complied with has resulted or would reasonably be expected to result in a Business Material Adverse Effect.
(d)    Section 3.21(d) of the Save-A-Lot Disclosure Schedule sets forth a complete and accurate list of all recalls, field notifications, field corrections, market withdrawals or replacements, product warnings, safety alerts and other notices of action relating to an alleged lack of safety or regulatory compliance (“Safety Notices”) since January 1, 2014 with respect to any product manufactured by or, to the Knowledge of Supervalu, on behalf of, the Business pursuant to Business specifications, except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To Supervalu’s Knowledge, as of the date hereof there are no product complaints with respect to any product manufactured by or on behalf of the Business pursuant to the Business specifications that would be reasonably likely to result in (A) a Safety Notice, or (B) a termination or suspension of manufacturing or marketing of any the Business products, in each case, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.
3.22    Licensee Contracts.
(a)    Section 3.22(a) of the Save-A-Lot Disclosure Schedules contains a complete and correct list of all Save-A-Lot stores operated under Significant Licensee Contracts, including the name of the licensee and store location. True and correct copies of all Significant Licensee Contracts in effect as of the date of this Agreement have been made available to Purchaser. To the actual knowledge of any Person listed in Section 1.1(a) of the Save-A-Lot Disclosure Schedules, as of the date hereof, no licensee under any Licensee Contract is insolvent, the subject of a pending case under any Law regarding bankruptcy, insolvency or receivership, or has in the past seven (7) years made an assignment for the benefit of its creditors.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole, neither the Save-A-Lot Entities nor, to the Knowledge of Supervalu, any licensee is in default under any Significant Licensee Contract. In the twelve (12) months prior to the date of this Agreement, (i) no licensee under a Significant Licensee Contract has given written notice to Save-A-Lot or Supervalu of its intention to assign, transfer, rescind or terminate any Significant Licensee Contract or to close any store operating under any such Significant Licensee Contract and (ii) neither Supervalu or any of the Save-A-Lot Entities has given written notice of its intention to terminate any Licensee Contract.
(c)    Since January 1, 2012, neither the Save-A-Lot Entities nor Supervalu has (i) received any written notice from any Governmental Authority or from any licensee under a Licensee Contract with respect to any alleged violation of any Franchise Law or (ii) been a party to any Action brought by a Governmental Authority alleging a violation of any Franchise Law, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Save-A-Lot Entities, taken as a whole.
3.23    Separation Agreement. As of the date of this Agreement, the Separation Agreement is a valid, binding obligation of Supervalu, Save-A-Lot and their respective Subsidiaries, and enforceable in accordance with its terms, and is in full force and effect, and, as of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of Supervalu under the terms and conditions of the Separation Agreement. As of the date hereof, the Separation Agreement has not been amended, restated or otherwise modified or waived on or prior to the date of this Agreement.
3.24    No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in the certificate delivered pursuant to Section 8.3(c), Supervalu acknowledges that none of Purchaser or any other Person or entity on behalf of Purchaser has made, and Supervalu has not relied upon, any representation or warranty, whether express or implied, including with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Supervalu by or on behalf of Purchaser.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
Purchaser and Merger Sub hereby jointly and severally represent and warrant to Supervalu as follows:
4.1    Organization and Qualification; Subsidiaries. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Purchaser and Merger Sub has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.2    Authority Relative to this Agreement. Each of Purchaser and Merger Sub has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Services Agreement to which it is a party and to consummate the transactions contemplated by this Agreement and the Services Agreement in accordance with the terms hereof and thereof. No vote or other approval of the stockholders or other equityholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Services Agreement or to consummate the transactions contemplated by this Agreement and the Services Agreement in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by each of Purchaser and Merger Sub, and, assuming the due authorization, execution and delivery of this Agreement by Supervalu and Save-A-Lot, will constitute, and the Services Agreement when executed and delivered by each of Purchaser and Merger Sub or their applicable Affiliates, and, assuming the due authorization, execution and delivery of the Services Agreement by Supervalu, Save-A-Lot and/or their Affiliates, as applicable, will constitute, a valid, legal and binding agreement of each of Purchaser and Merger Sub and/or their applicable Affiliates, enforceable against Purchaser, Merger Sub and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.
4.3    Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of Purchaser, Merger Sub or any of their Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or the Services Agreement or the consummation by Purchaser, Merger Sub and/or their Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with and filing under the HSR Act and such other consents, approvals, registrations, declarations, notices or filings as are required to be made or obtained under any non-U.S. Antitrust Laws; (b) compliance with any Permits relating to the Business; (c) any such filings with or notices to, or permits, authorizations, registrations, consents or approvals of or from any other Governmental Authorities under any other Laws as may be required in connection with this Agreement, the Services Agreement or the consummation of the transactions contemplated hereby or thereby, the failure to make or obtain would not reasonably be expected to have a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Services Agreement by Purchaser, Merger Sub and/or their Affiliates, as applicable, nor the consummation by Purchaser, Merger Sub and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser, Merger Sub or their Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser, Merger Sub or any of their Affiliates or any of their respective properties or assets are bound, or (iii) violate or infringe any Law applicable to Purchaser , Merger Sub or any of their Affiliates or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.4    Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser, Merger Sub or any Affiliate thereof, and (b) none of Purchaser, Merger Sub or any Affiliate thereof is subject to any outstanding Order, in each case except as would not reasonably be expected to have a Purchaser Material Adverse Effect.
4.5    Brokers. Except for Citigroup Global Markets Inc., whose fees with respect to the transactions contemplated by this Agreement will be borne solely by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Merger Sub or any of their Affiliates in connection with the transactions contemplated by this Agreement and the Services Agreement.
4.6    Financing.
(a)     Purchaser and Merger Sub have received and accepted an executed and binding commitment letter dated October 16, 2016, as may be amended, modified or replaced in accordance with Section 5.11(a) hereof (the “Debt Commitment Letter”) from Citigroup Global Market Inc., Credit Suisse AG, Credit Suisse Securiites (USA) LLC, Barclays Bank PLC, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (as such parties may be supplemented or amended in accordance with Section 5.11(a) hereof, collectively, the “Lenders”), relating to the commitment of the Lenders to provide, subject only to the terms and conditions thereof, the full amount of the debt financing stated therein (the “Debt Financing”).
(b)    Purchaser and Merger Sub have received and accepted an executed and binding commitment letter dated October 16, 2016 (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from Onex Partners IV, L.P. (the “Equity Investor”), relating to the commitment of the Equity Investor, subject only to the terms and conditions thereof, to invest in Purchaser the full amount of the cash equity financing stated therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). Purchaser has delivered to Supervalu true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto (in the case of any such fee letters only, redacted for provisions related to fees and other economic terms, none of which could materially and adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing).
(c)    Except as set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investor to provide the Financing or any contingencies that would permit the Lenders or the Equity Investor to reduce the total amount of the Financing. Other than (i) any fee letter related to the Debt Commitment Letter and (ii) as expressly set forth in or expressly contemplated by the Commitment Letters, there are no side letters or other agreements, contracts or arrangements relating to the funding or investing, as applicable, of the full amount of the Financing.
(d)    Assuming the Financing is funded in accordance with the Commitment Letters, Purchaser will, and will cause Merger Sub to, have cash proceeds on the Closing Date in an amount sufficient to pay the Purchase Price, to pay all related fees and expenses required to be paid by Purchaser and Merger Sub in connection with the transactions contemplated by this Agreement and the Services Agreement and to satisfy all of the other payment obligations of Purchaser and Merger Sub contemplated hereunder.
(e)    As of the date hereof, assuming the satisfaction in full of the conditions set forth in Sections 8.1 and 8.2, neither Purchaser nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing contained in the Commitment Letters.
(f)    As of the date of this Agreement, the Commitment Letters are valid, binding obligations of Purchaser and Merger Sub and, to the Knowledge of Purchaser, the other parties thereto, and enforceable in accordance with their respective terms, and are in full force and effect, and, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 8.2(a) would be satisfied, as of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of Purchaser or Merger Sub under the terms and conditions of the Commitment Letters. As of the date hereof, no Commitment Letter has been amended, restated or otherwise modified or waived on or prior to the date of this Agreement and no such amendment, modification or restatement is contemplated, and the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded on or prior to the date of this Agreement. Purchaser and Merger Sub have paid in full (or caused to be paid) any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement.
(g)    In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser, Merger Sub or any of their Affiliates or any other financing or other transactions be a condition to any of Purchaser’s or Merger Sub’s obligations hereunder.
(h)    Assuming the satisfaction of the conditions to Purchaser’s and Merger Sub’s obligation to consummate the Merger and the accuracy of the representations and warranties set forth in Article III and the certificate delivered pursuant to Section 8.2(c), and immediately after giving effect to the consummation of the transactions contemplated by this Agreement, the Separation Agreement and the Services Agreement, Purchaser and its Subsidiaries (including Merger Sub and, after Closing, the Save-A-Lot Entities), on a consolidated basis, will be Solvent. For purposes of this Section 4.6(h), “Solvent” means, with respect to any Person, that:
(i)    the fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
(ii)    such Person shall be able to pay its debts and obligations in the ordinary course of business as they become due; and
(iii)    such Person shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

(i)    Concurrently with the execution of this Agreement, Purchaser has delivered to Supervalu a true, complete and correct copy of the executed Guaranty. As of the date of this Agreement, the Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect, and no event has occurred as of the date hereof that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Guaranty.
4.7    Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Purchaser has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.
4.8    Knowledge Regarding Representations; Satisfaction of Conditions; Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Save-A-Lot Entities and the Business, which investigation, review and analysis was done by Purchaser and its respective representatives. In entering into this Agreement, Purchaser acknowledges that except as expressly provided herein or the Services Agreement, it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Supervalu, the Save-A-Lot Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of Supervalu expressly set forth in Article III or in the Services Agreement or in the certificate delivered pursuant to Section 8.2(c)). Purchaser hereby acknowledges that, except with respect to any claim involving Losses resulting from Fraud, none of Supervalu, the Save-A-Lot Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’ or their respective representatives’ use of, any information relating to Supervalu, the Save-A-Lot Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement, in each case excluding, for the avoidance of doubt, any liability resulting from any claim made pursuant to this Agreement or the Services Agreement. Purchaser further acknowledges that no representative of Supervalu, the Save-A-Lot Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the Services Agreement or in any certificate delivered hereunder and subject to the limited remedies herein provided. Purchaser acknowledges that, subject to the representations and warranties of Supervalu specifically contained in Article III or the Services Agreement or in the certificate delivered pursuant to Section 8.2(c) and the covenants and agreements contained in this Agreement and the Services Agreement, should the Closing occur, Purchaser shall acquire the Save-A-Lot Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

4.9    No Other Representations or Warranties. Except for the representations and warranties contained in Article III or the Services Agreement or in the certificate delivered pursuant to Section 8.2(c), Purchaser acknowledges that none of Supervalu or any other Person or entity on behalf of Supervalu has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, including with respect to Supervalu, the Save-A-Lot Entities, the Business or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of Supervalu. Purchaser acknowledges and agrees, subject to and except as expressly set forth in the representations and warranties contained in Article III, the Services Agreement or in the certificate delivered pursuant to Section 8.2(c), that none of Supervalu or any other Person or entity on behalf of Supervalu has made or makes any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Supervalu, the Save-A-Lot Entities or the Business, whether or not included in any management presentation.
ARTICLE V
ADDITIONAL AGREEMENTS
5.1    Access to Books and Records.
(a)    After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, Supervalu shall (I) afford to representatives of Purchaser and the Debt Financing Source Parties, reasonable access, upon reasonable request and notice, to the employees, facilities, representatives, books and records of the Save-A-Lot Entities during normal business hours consistent with applicable Law and in accordance with the reasonable procedures established by Supervalu and (II) furnish promptly to Purchaser all information in its possession or control concerning the Business or the Save-A-Lot Entities and their respective properties and personnel as may reasonably be requested by Purchaser; provided, however, (i) none of Supervalu or the Save-A-Lot Entities shall be required to violate any obligation of confidentiality to which Supervalu or any Save-A-Lot Entity may be subject in discharging their obligations pursuant to this Section 5.1(a) and (ii) prior to the Closing Date, Purchaser shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any store, facility or warehouse on the Business Owned Real Property or the Business Leased Real Property; provided, however, that in the event the restrictions of the foregoing clause (i) apply, Supervalu shall provide Purchaser with a reasonable description of the information not provided and Supervalu shall cooperate in good faith to design and implement alternative disclosure arrangements to enable to evaluate any such information, in each case without resulting in any such violation.
(b)    Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business or any other business of Supervalu and its Subsidiaries. Purchaser and its representatives (in their capacities as such) shall not communicate with any of the non-management employees of Supervalu and its Affiliates regarding this Agreement or the transactions contemplated hereby without the prior written consent of Supervalu, which shall not be unreasonably withheld, conditioned or delayed; provided that this sentence does not otherwise restrict Supervalu’s obligations under this Section 5.1. Notwithstanding anything to the contrary in this Agreement, neither Supervalu nor any Save-A-Lot Entity nor any of their respective Affiliates shall be required to provide access to or disclose information pursuant to Section 5.1(a) where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such Person or contravene any Laws or obligation of confidentiality; provided that Supervalu shall provide Purchaser with a reasonable description of the information not provided and the Parties hereto shall reasonably cooperate in seeking to establish an alternative acceptable to the disclosing Party to allow disclosure of such information, in each case without jeopardizing the attorney-client privilege of such Party.
(c)    At and after the Closing, (i) Purchaser shall, and shall cause its Affiliates to, afford Supervalu and its representatives, during normal business hours, upon reasonable notice, reasonable access to the books, records, properties and employees of each Save-A-Lot Entity (with respect to such books and records, as existing on the Closing Date) to the extent that such access may be reasonably requested by Supervalu, including in connection with financial statements, litigation (including in connection with the matters covered under Section 5.8, but excluding disputes between any Purchaser Indemnified Parties and Seller Indemnified Parties) and SEC or other Governmental Authority reporting obligations, and (ii) Supervalu shall, and shall cause its Subsidiaries to, afford Purchaser and its Subsidiaries and their respective representatives, during normal business hours, upon reasonable notice, reasonable access to the books, records and employees of each of Supervalu and its Subsidiaries (with respect to such books and records, as existing on the Closing Date) to the extent related to the Business or the Save-A-Lot Entities and their respective Subsidiaries and reasonably requested by Purchaser, including in connection with financial statements, litigation (including in connection with the matters covered under Section 5.8, but excluding disputes between any Purchaser Indemnified Parties and Seller Indemnified Parties) and SEC or other Governmental Authority reporting obligations; provided that nothing in this Agreement shall limit any of Purchaser’s or Supervalu’s rights of discovery; provided, further, that the limitations provided in Section 5.1(a)(i) and the third sentence of Section 5.1(b) shall apply mutatis mutandis to any access provided to Purchaser or its Subsidiaries or the Supervalu Group or any of their respective representatives pursuant to this Section 5.1(c). The requesting Party shall promptly reimburse the other Party for such Party’s reasonable out-of-pocket expenses associated with requests made by the requesting Party under this Section 5.1(c), but no other charges shall be payable by either Party in connection with such requests.
(d)    Except for Tax Returns and other documents governed by Section 7.7(b), Purchaser agrees to hold all the books and records of each Save-A-Lot Entity existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Supervalu.

5.2    Confidentiality.
(a)    The Parties expressly agree that, notwithstanding the terms of the Confidentiality Agreement with respect to termination thereof, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided, however, that Purchaser’s confidentiality obligations shall terminate upon the Closing only in respect of the Confidential Information (as defined in the Confidentiality Agreement) to the extent relating to the Business or the Save-A-Lot Entities. The Parties expressly agree that, notwithstanding the terms of the Confidentiality Agreement with respect to termination thereof, if, for any reason, the sale of the Units is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of fifteen (15) months following termination of this Agreement and otherwise in accordance with its terms. The Confidentiality Agreement is hereby amended to include in the definition of “Representatives” contained therein all existing or prospective equity investors, co-investors and debt financing sources of Purchaser and their respective Affiliates and their respective agents, advisors and representatives. The execution of this Agreement shall constitute written consent by Supervalu pursuant to the Confidentiality Agreement to all actions by Purchaser and its Representatives (as defined in the Confidentiality Agreement as amended hereby) expressly contemplated by this Agreement. Onex Partners Manager LP is an express, intended third party beneficiary of this Section 5.2(a).
(b)    For a period of three (3) years following the Closing and, in the case of information provided to Supervalu pursuant to Section 5.1(c), for a period of three (3) years following Supervalu’s receipt of such information, Supervalu shall, and Supervalu shall cause its Affiliates and its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, treat as confidential any and all non-public information, knowledge and data about the Business or the Save-A-Lot Entities and safeguard such information, knowledge and data by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized dissemination or disclosure of such information, knowledge and data as Supervalu used with respect thereto prior to the execution of this Agreement. Notwithstanding the foregoing, Supervalu or its Affiliates may disclose such information, knowledge and data (A) to the extent permitted under the Services Agreement, (B) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Authority having jurisdiction over Supervalu or its Affiliates, as applicable, or (C) in order to comply with any Law applicable to Supervalu or its Affiliates, as applicable, or in response to any request or requirement in the course of any litigation, investigation or administrative proceeding; provided, further, that, Supervalu shall provide Purchaser with prompt prior written notice of such requirement or request so that Purchaser and its Affiliates may seek a protective order or similar remedy to cause such not to be disclosed.

5.3    Required Actions.
(a)    Prior to Closing, each Party shall use its reasonable best efforts (i) to prepare and file all forms, registrations and notices required to be filed to consummate the Merger, (ii) to promptly seek to obtain (and cooperate with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Authority (which actions shall include furnishing all information required under the HSR Act or any other Antitrust Laws) required to be obtained or made by Purchaser, Supervalu or any of their respective Affiliates in connection with the Merger, and (iii) to execute and deliver any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and to not knowingly take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any permission, clearance, approval or consent from any such Governmental Authority necessary to be obtained at or prior to the Closing.
(b)    Prior to the Closing, Purchaser and Supervalu shall each keep the others reasonably apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Authority in connection with the Merger. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.2, each Party shall promptly consult with the other Party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of) all filings made by such Party with any Governmental Authority or any other information supplied by such Party to, or correspondence with, a Governmental Authority in connection with this Agreement and the Merger. Prior to the Closing and subject to the Confidentiality Agreement and Section 5.2, (i) each Party to this Agreement shall promptly inform the other Party to this Agreement, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any communication from any Governmental Authority regarding the Merger, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication or submission with any such Governmental Authority; (ii) if any Party to this Agreement or any representative of such Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger, then such Party will make, or cause to be made, promptly and after consultation with the other Party to this Agreement, an appropriate response in compliance with such request; (iii) neither Party shall participate in any meeting with any Governmental Authority in connection with this Agreement or the Merger (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat; and (iv) each Party shall furnish the other Party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Authority with respect to this Agreement and the Merger, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Purchaser and Supervalu may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under Section 5.1 as “outside counsel/corporate in-house antitrust counsel only.” Such designated materials and any materials provided by Purchaser to Supervalu or by Supervalu to Purchaser pursuant to this Section 5.3, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Supervalu, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Section 5.3(b) may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to address reasonable legal privilege concerns and (iv) to remove references to any information not related to the Business.
(c)    Purchaser and Supervalu shall file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, and in each case, shall request early termination of the waiting period, and Purchaser and Supervalu shall file, as promptly as practicable, any other filings and/or notifications under applicable Antitrust Laws, but in any event, any initial draft notifications of any other filings shall be submitted no later than fifteen (15) Business Days after the date of this Agreement. In the event that the Parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other Antitrust Laws, the Parties shall use their respective best efforts to certify compliance with such requests, as applicable, as promptly as possible and produce documents on a rolling basis, and counsel for both Parties will closely cooperate during the entirety of any such investigatory or review process.
(d)    Without limiting the generality of Purchaser’s undertaking pursuant to Section 5.3(a), Purchaser agrees to use its reasonable best efforts to take all actions necessary to avoid or eliminate each and every impediment under any Antitrust Laws so as to enable the Closing to occur at such time as Purchaser is otherwise required to effect the Closing (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Save-A-Lot Entities, Purchaser, and their respective Subsidiaries, and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Affiliates’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Save-A-Lot Entities, Purchaser, and their respective Subsidiaries. In that regard Purchaser shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s, Supervalu’s, Save-A-Lot’s or their respective Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Save-A-Lot Entities or Purchaser. All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(d) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred. Notwithstanding anything herein to the contrary, Supervalu shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any business, operations, assets, liabilities, product lines or legal entity not to be transferred pursuant to and in accordance with the terms and conditions of this Agreement.
(e)    Whether or not the Merger is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Authority in order to obtain any consents, approvals or waivers pursuant to this Section 5.3, other than the fees of and payments to Supervalu’s legal and professional advisors.
5.4    Conduct of Business.
(a)    From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly contemplated by this Agreement, the Separation Agreement or the Services Agreement (including any actions, elections or transactions undertaken as part of the Pre-Closing Restructuring), (ii) as required by Law, (iii) as disclosed in Section 5.4 of the Save-A-Lot Disclosure Schedules or (iv) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Supervalu and Save-A-Lot shall (A) cause the Save-A-Lot Entities to conduct the Business in all material respects in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to (1) preserve intact in all material respects the Business and (2) maintain its relationships with, and the goodwill of, its key employees and material licensees, suppliers and others having material relationships with the Business.
(b)    From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly contemplated by this Agreement, the Separation Agreement or the Services Agreement (including any actions, elections or transactions undertaken as part of the Pre-Closing Restructuring), (ii) as required by Law, (iii) as disclosed in Section 5.4 of the Save-A-Lot Disclosure Schedules or (iv) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Supervalu and Save-A-Lot shall cause the Save-A-Lot Entities not to:
(A)    (1) amend or change its organizational documents in any manner or (2) declare, set aside or pay any dividend or distribution to any Person other than a Save-A-Lot Entity (except as may facilitate the elimination of intercompany accounts contemplated by the Separation Agreement), except that each Save-A-Lot Entity shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers to Supervalu or any of its Affiliates prior to the Closing (provided that such dividends or distributions are paid in accordance with applicable Law);
(B)    other than to a Save-A-Lot Entity, issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their equity interests, membership units or capital stock of any class or any debt or equity securities which are convertible into or exchangeable for such equity interests, capital stock or membership units;

(C)    except for transactions among the Save-A-Lot Entities, (1) incur in excess of $25,000,000 of indebtedness for borrowed money outstanding at any time (without taking into account any incurrence of Indebtedness after the date hereof under existing revolving credit facilities or asset backed lending facilities of the Save-A-Lot Entities), other than such indebtedness between one or more Save-A-Lot Entities, on the one hand, and one or more members of the Supervalu Group, on the other hand, that will be eliminated at or prior to the Closing pursuant to the Separation Agreement, (2) make any acquisition of any assets or businesses for consideration in excess of $1,000,000, other than acquisitions of equipment and inventory in the ordinary course of business consistent with past practice and acquisitions of businesses or assets already contracted by Supervalu or any Save-A-Lot Entity described in Section 5.4(b)(iv)(C)(2) of the Save-A-Lot Disclosure Schedules or (3) sell, lease, pledge, dispose of or encumber any assets or businesses for consideration in excess of $1,000,000 other than sales of product and inventory in the ordinary course of business consistent with past practice and sales or dispositions of businesses or assets already contracted by Supervalu or any Save-A-Lot Entity described in Section 5.4(b)(iv)(C)(3) of the Save-A-Lot Disclosure Schedules;
(D)        except (1) as may be required by applicable Law, any Supervalu Benefit Plan or Save-A-Lot Benefit Plan or any collective bargaining Contract in effect as of the date hereof, or (2) in connection with any action that applies consistently in all material respects to Business Employees and other similarly situated employees of the Supervalu Group (provided that any change or increase to the base salaries, target incentive compensation or severance or termination pay of Business Employees made in reliance on this subclause (2) shall not be required to be taken into account by Purchaser to comply with its obligations under Section 6.1), grant to any Business Employee any increase in compensation or benefits (other than increases made in the ordinary course of business consistent with past practice for non-executive employees that do not exceed 2% in the aggregate for all Business Employees), including any right to or increase in severance or termination pay, or adopt, enter into or materially amend any Save-A-Lot Benefit Plan;
(E)    (1) hire, promote, demote, or terminate the employment of any officer of the Business (other than terminations for cause (as such term may be defined in an applicable employment agreement or severance plan)), (2) assign or transfer the employment of any Business Employee out of the Business or (3) except with respect to new hire employees in the ordinary course of business consistent with past practice, take any action to cause any employee who is not considered a Business Employee on the date of this Agreement to transfer employment to Purchaser or its Affiliates (including the Save-A-Lot Entities) in connection with the transactions contemplated by this Agreement;
(F)    make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;
(G)    dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof);

(H)    other than in the ordinary course of business consistent with past practice, (1) materially amend or modify, voluntarily terminate (other than in accordance with its terms), fail to renew in accordance with its terms or cancel any Business Material Contract or Contract for the lease or sublease of any Distribution Center Leased Real Property or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract (other than any Licensee Contract and any Contract relating to or evidencing indebtedness for borrowed money that is permitted under Section 5.4(b)(C)); provided, nothing in this Section 5.4(b)(H) shall limit Save-A-Lot’s right to terminate Licensee Contracts, Vendor Contracts or Contracts with suppliers pursuant to the terms of such Contracts in the ordinary course of business;
(I)    except in the ordinary course of business consistent with past practice, sell, pledge, dispose of, encumber, abandon or permit to lapse, or enter into any exclusive license in respect of (other than to any other Save-A-Lot Entity) any of the material Business Intellectual Property or Save-A-Lot Names;
(J)    compromise or settle any Action resulting in an obligation of a Save-A-Lot Entity to pay more than $3,000,000 individually or $5,000,000 in the aggregate, in respect of all other compromises or settlements, or any non-monetary obligations in respect of such compromise or settlement;
(K)    enter into, amend or extend any collective bargaining or other labor agreements;
(L)    make any loans or advances to or investments in any Person (other than another Save-A-Lot Entity) in excess of $2,000,000 in the aggregate, other than (1) advances made as required by the terms in effect on the date hereof in any Licensee Contract, (2) as required by the terms in effect on the date hereof in any existing Vendor Contract or Contract with a supplier or (3) advances to licensees in connection with opening a new Save-A-Lot store in the ordinary course of business consistent with past practice;
(M)    except, in each case, with respect to any Combined Tax Return, make any new, or change any existing, material election with respect to Taxes, settle any material Tax liability or file a material amended Tax Return, in each case to the extent doing so would reasonably be expected to have a material adverse impact on Purchaser and its Affiliates after the Closing for a Post-Closing Tax Period (it being agreed and understood that, notwithstanding any other provision, none of clauses (A) through (L) nor (N) through (P) (other than clause (P) insofar as it relates to this clause (M)) of this Section 5.4(b) shall apply to Tax compliance matters);
(N)    open a number of corporate stores that exceeds by more than ten percent (10%) the planned corporate store openings set forth in Section 5.4(b)(iv)(M) of the Save-A-Lot Disclosure Schedules (it being understood that the conversion of a licensee store to a corporate store does not constitute a new store opening);

(O)    except as set forth in the capital expenditure budget of the Save-A-Lot Entities made available to Purchaser prior to the date hereof, commit or authorize any commitment to make any capital expenditures in excess of $5,000,000 in the aggregate; or
(P)    agree or commit to do or take any action described in this Section 5.4(b).
(c)    Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (x) as otherwise expressly contemplated by this Agreement, (y) as required by Law, or (z) as otherwise consented to by Supervalu (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not do any of the following:
(i)    acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent or materially delay or materially impede the consummation of the transactions contemplated by this Agreement; or
(ii)    agree or commit to do or take any action described in this Section 5.4(c).
(d)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Supervalu’s or any of its Affiliates’ (including the Save-A-Lot Entities’) businesses or operations. Nothing contained in this Agreement shall give Supervalu, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.
5.5    Consents. Purchaser and Supervalu shall, and prior to the Closing Supervalu shall cause the Save-A-Lot Entities to reasonably cooperate with each other to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement in a manner consistent with the obligations of Supervalu and Save-A-Lot under the Separation Agreement. If the obligations in this Section 5.5 and the Separation Agreement relating to such third-party consents have been fulfilled, Supervalu shall have no liability for failure to obtain any consents. For the avoidance of doubt, (a) the failure to obtain any consents shall in no event constitute a failure of any condition to the Closing and (b) nothing in this Section 5.5 limits or qualifies the representations and warranties set forth in Article III or their application in Section 8.2(a).
5.6    Public Announcements. No Party to this Agreement nor any Affiliate or representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.
5.7    Insurance. From and after the Closing, the Save-A-Lot Entities shall cease to be insured by Supervalu or their respective Affiliates’ current and historical insurance policies or programs or by any of their current and historical self-insured programs, and neither Purchaser, the Save-A-Lot Entities nor their respective Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Save-A-Lot Entities or any Liability arising from the operation of the Business, in each case except as specifically set forth in the Separation Agreement. Supervalu or any of their respective Affiliates may, to be effective at or after the Closing, amend any insurance policies and ancillary arrangements in the manner it deems appropriate to give effect to this Section 5.7. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Save-A-Lot Entities and the Business.
5.8    Litigation Support. In the event and for so long as Supervalu or any of its Subsidiaries is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by a third party in connection with the transactions contemplated under this Agreement, Purchaser shall, and shall cause its Subsidiaries and Affiliates (and its and their officers and employees) to, reasonably cooperate with Supervalu and their counsel in such prosecution, contest or defense, including making available its personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, in each case upon prior notice and during normal business hours and to the extent such cooperation does not interfere unreasonably with the operation of the Business.
5.9    Payments.
(a)    Supervalu shall promptly pay or deliver or cause to be paid or delivered to Purchaser any funds that have been sent to a member of the Supervalu Group after the Closing Date that, consistent with the terms and conditions of this Agreement and the Separation Agreement, are the property of Purchaser or its Subsidiaries (including the Save-A-Lot Entities), net of any Taxes imposed on the receiving entity or its Affiliates with respect to such funds.
(b)    Purchaser shall promptly pay or deliver or cause to be paid or delivered to Supervalu any funds that have been sent after the Closing Date to Purchaser or any of its Subsidiaries (including the Save-A-Lot Entities) that, consistent with the terms and conditions of this Agreement and the Separation Agreement, are the property of Supervalu or its Subsidiaries, net of any Taxes imposed on the receiving entity or its Affiliates with respect to such funds.

5.10    Use of Marks.
(a)    Except as expressly provided in the immediately succeeding paragraph, neither Purchaser nor any of its Affiliates shall use, or have the right to use, any Supervalu Names, or any name, trademark, service mark or logo that, in the reasonable judgment of Supervalu, is confusingly similar to any of the Supervalu Names. Within twenty (20) Business Days of Closing, Purchaser shall cause each of the Save-A-Lot Entities having a name, trademark, service mark or logo that include any of the Supervalu Names, to change such name, trademark, service mark or logo to one that does not include any Supervalu Name or similar name, including making any legal filings necessary to effect such change. Notwithstanding the foregoing, Purchaser and its Affiliates, and the Save-A-Lot Entities shall have the right to use any Save-A-Lot Names.
(b)    The Save-A-Lot Entities may continue temporarily to use the Supervalu Names following the Closing so long as Purchaser shall, and shall cause its Affiliates, including the Save-A-Lot Entities, to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with Supervalu or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Supervalu Names by its Affiliates, including the Save-A-Lot Entities. In any event, as soon as practicable after the Closing Date (and in any event within ninety (90) days thereafter) Purchaser shall and shall cause each of its Affiliates (including the Save-A-Lot Entities) to (i) cease and discontinue use of all Supervalu Names and (ii) complete the removal or obliteration of the Supervalu Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets (other than those used for internal purposes only in connection with the Business). Notwithstanding anything to the contrary in this Agreement, following the Closing, Purchaser and its Affiliates may continue to report in textual sentences in a factually accurate manner on the Business’s website, securities filings and other materials that the Business was acquired from Supervalu. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be deemed to have violated this Section 5.10, even after the ninety (90) day period provided above, by reason of: (A) their use of equipment and other similar articles used in the Business as of the Closing, notwithstanding that they may bear one or more of the Supervalu Names (provided that it is not reasonably practicable to remove or cover the Supervalu Names); (ii) the appearance of the Supervalu Names on any manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used for internal purposes only in connection with the Business; (iii) the appearance of the Supervalu Names in or on any third party’s publications, marketing materials, brochures or instruction sheets that were distributed prior to the Closing and that are not used by Purchaser and its Affiliates after such ninety (90) day period; or (iv) the use by Purchaser and its Affiliates of any Supervalu Names in a non-trademark manner in textual sentences that is factually accurate and non-prominent for purposes of conveying to customers or the general public that the Business is no longer affiliated with Supervalu or to reference historical details concerning or make historical reference to the Business.
5.11    Financing.
(a)    Purchaser and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Financing (or, in the event any portion or all of the Debt Financing becomes unavailable, alternative debt financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Purchaser and Merger Sub, to fund the payment of the Purchase Price and satisfy any other payment obligations of Purchaser and Merger Sub contemplated hereunder) from the same or other sources (such portion from sources other than any source providing the Financing contemplated by the Debt Commitment Letters as of the date hereof, the “Alternate Financing”)) including using its reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing on terms and conditions (including, if necessary, the flex provisions) contained therein (or on terms that, taken as a whole, are no less favorable to Purchaser and Merger Sub than those contained in the Debt Commitment Letters (including, if necessary, the flex provisions) and that would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Purchaser and Merger Sub to consummate the Merger), subject to any amendments or modifications thereto permitted by the penultimate sentence of this Section 5.11(a), (iii) satisfy (or obtain a waiver of) on a timely basis or cause the satisfaction (or waiver) on a timely basis of all conditions applicable to Purchaser contained in the Commitment Letters or any definitive agreements related to the Financing, including the payment of any fees, (iv) comply with its obligations under the Commitment Letters and any definitive agreements related to the Financing, and (v) subject to the satisfaction of the conditions set forth in Article 8, consummate, and cause each of the Lenders and the Equity Investor, as applicable, to fund, the Financing at or prior to the Closing. Purchaser shall keep Supervalu informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Purchaser shall give Supervalu prompt written notice upon becoming aware of, or receiving written notice with respect to, any breach of or default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to affect the timely availability of, or the amount of, the Financing. Notwithstanding anything in this Agreement to the contrary, Purchaser and Merger Sub expressly acknowledge and agree that neither the availability nor terms of the Financing or any Alternate Financing are conditions to the obligations of Purchaser and Merger Sub to consummate the Merger, and Purchaser and Merger Sub reaffirm their obligation to consummate the Merger and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VIII, irrespective and independent of the availability or terms of the Financing or any Alternate Financing, Purchaser’s and Merger Sub’s use of efforts in accordance with this Section 5.11 or otherwise. Purchaser and Merger Sub shall not, without the prior written consent of Supervalu, amend, modify, supplement or waive any provision of the Commitment Letters or any definitive agreements related to the Financing in a manner that would (i) add any additional condition (or expand any existing condition) to funding of the Financing, (ii) reduce the amount of Financing, (iii) adversely impact the ability to enforce any rights thereunder or (iv) reasonably be expected to prevent, materially delay or otherwise adversely affect the ability of Purchaser and Merger Sub to obtain the Financing and timely consummate the Merger. For the avoidance of doubt, it is understood and agreed that Purchaser and Merger Sub, without the consent of Supervalu or Save-A-Lot, may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date hereof and amend the economic and other arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities.
(b)    Prior to the Closing, Supervalu shall, and shall cause the Save-A-Lot Entities to, and shall use their reasonable best efforts to cause their representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Purchaser to assist Purchaser and Merger Sub in the arrangement of the Debt Financing, including:
(i)    participation in (and use of reasonable best efforts to cause members of senior management of Save-A-Lot and its external auditors to participate in) a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations, due diligence sessions and sessions with rating agencies;
(ii)    use of reasonable best efforts to assist with the timely preparation of (A) materials for rating agency presentations, bank syndication materials and bank information memoranda for any portion of the Debt Financing (and furnishing customary authorization letters in connection therewith (containing customary representations, including with respect to the presence or absence of material non-public information about Save-A-Lot and regarding the accuracy of the information provided by, or with respect to, Save-A-Lot), executed on behalf of Save-A-Lot) and (B) financial projections for the Business;
(iii)    use of reasonable best efforts (A) to assist with the preparation of, and execution and delivery as of, and subject to the occurrence of, the Closing, any credit agreements (or amendments thereto), guarantees, pledge and security documents that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (or local equivalents) (with transfer powers (or local equivalents) executed in blank) (including providing copies thereof prior to Closing)), control agreements, other definitive financing documents (including information necessary for the completion of schedules thereto), borrowing base certificates or other certificates (including an executed certificate of the Chief Financial Officer of Save-A-Lot or an officer performing the equivalent function immediately following the Closing, solely to the extent such person is a Business Employee that continues to be employed by a Save-A-Lot Entity at the Closing, with respect to solvency matters relating to the Business (but not, for the avoidance of doubt, any co-borrower or guarantors of the Debt Financing other than the Save-A-Lot Entities) as of the Closing in the form attached to the Debt Commitment Letter) or documents, in each case, as may be reasonably requested by Purchaser, and (B) to cooperate in connection with Purchaser’s and Merger Sub’s efforts to obtain landlord consent and access letters, surveys and title insurance, in each case, as may be reasonably requested by Purchaser;
(iv)    furnishing to Purchaser and its financing sources historical financial and other pertinent information (including historical audited and unaudited, but not pro forma, Financial Statements, as well as Fiscal Period Financial Statements in the form currently prepared by Supervalu within 30 days after the completion of the relevant Fiscal Period) regarding Save-A-Lot as may be reasonably requested by Purchaser or its financing sources in connection with the Debt Financing, including the Financing Information, and identify any such information, if any, as is suitable for distribution to “public side” lenders;

(v)    use of reasonable best efforts to assist Purchaser in the preparation of customary pro forma Financial Statements; provided that (A) Purchaser and Merger Sub shall be responsible for the preparation of such pro forma Financial Statements and pro forma adjustments giving effect to the Merger and the other transactions contemplated herein (without prejudice to Supervalu’s responsibility for the accuracy of the Business Financial Statements pursuant to the terms of this Agreement) and (B) such assistance shall relate solely to the financial information and data derived from the historical books and records of Supervalu and its Subsidiaries,
(vi)    use of reasonable best efforts to obtain any necessary and customary accountants’ consents and comfort letters as reasonably requested by Purchaser or its financing sources;
(vii)    taking all reasonable actions necessary to (A) permit the Lenders involved in the Debt Financing to evaluate Save-A-Lot’s current assets, cash management and accounting systems, and policies and procedures relating thereto, for the purposes of establishing collateral arrangements as of the Closing, (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the Debt Financing and (C) enable the Purchaser or its financing sources to conduct field examinations, asset appraisals and other diligence, in each case, as is customary for the completion of an “asset based” revolving credit facility;
(viii)    use of reasonable best efforts to assist Purchaser prior to the commencement of the Marketing Period in procuring public corporate ratings and corporate family ratings in respect of the Business and public ratings of the facilities contemplated by the Debt Financing from Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;
(ix)    (A) furnishing to Purchaser and its financing sources documents reasonably required by Purchaser or its financing sources relating to the repayment of any existing indebtedness of Save-A-Lot, and the release of guarantees incurred, and liens granted, by the Save-A-Lot Entities to secure any existing indebtedness of Supervalu or its Affiliates, under the Existing SVU Term Loan Agreement and/or Existing SVU ABL Agreement, on the Closing Date, and (B) use of reasonable best efforts to furnish to Purchaser and its financing sources documents (including customary payoff letters) reasonably required by Purchaser or its financing sources relating to the repayment of any other existing indebtedness of Save-A-Lot, and the release of guarantees incurred, and liens granted, by the Save-A-Lot Entities to secure any such other existing indebtedness of Supervalu or its Affiliates, on the Closing Date, as reasonably requested by Purchaser to assist Purchaser in the arrangement of the Debt Financing (provided that neither Supervalu nor any Save-A-Lot Entity shall be required to make any payment in connection with the foregoing);
(x)    furnishing to Purchaser and its financing sources, at least three Business Days prior to the Closing Date, all documentation and information as is reasonably requested in writing by the Lenders at least ten days prior to the Closing Date about the Save-A-Lot Entities that the Lead Arrangers (as defined in the Debt Commitment Letter) reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act; and
(xi)    use of reasonable best efforts to take all actions reasonably requested by Purchaser to satisfy the conditions to the consummation of the Debt Financing set forth in the Debt Commitment Letter as of the date hereof, to the extent satisfaction thereof requires the cooperation, and is within the control, of Supervalu or any Save-A-Lot Entity;
provided, that nothing herein shall require such cooperation to the extent it would (w) unreasonably disrupt the conduct of the business or operations of Supervalu or any of its Subsidiaries, (x) require Supervalu or any of its Subsidiaries (other than the Save-A-Lot Entities and then subject in all respects to clause (y) below) to agree to pay any commitment or other fees, reimburse any expenses, provide or enter into any security, agreements, opinions, authorization letters, certificates or other instruments, or otherwise incur any liability or give any indemnities, (y) require any of the Save-A-Lot Entities to agree to pay any commitment or other fees, reimburse any expenses, provide or enter into any security, any agreements, opinions, authorization letters (other than, in respect of Save-A-Lot only, using reasonable best efforts to deliver the customary authorization letters referred to in clause (ii) of this Section 5.11(b)), certificates or other instruments or otherwise incur any liability or give any indemnities that are effective prior to the Closing, or (z) require Supervalu or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any organizational document of Supervalu or any of its Subsidiaries, any applicable Laws or any material Contract; and provided, further, that none of Supervalu, the Save-A-Lot Entities, their respective Affiliates nor any Persons who are employees, directors or officers thereof, shall be required to (A) pass resolutions or consents to approve or authorize the Debt Financing or deliver any legal opinion or certificates or instruments (other than (i) using reasonable best efforts to deliver the customary authorization letters referred to in clause (ii) of this Section 5.11(b) and the solvency certificate referred to in clause (iii) of this Section 5.11(b) or (ii) with respect to the Save-A-Lot Entities only, effective as of the Closing) in connection with the Debt Financing or (B) prepare pro forma financial information or statements to be included in any rating agency presentations, bank syndication materials, bank information memoranda or other offering documents for any portion of the Financing other than assistance pursuant to Section 5.11(b)(v).
Purchaser and Merger Sub shall promptly, upon request by Supervalu, reimburse Supervalu for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Supervalu or any of its Subsidiaries (including the Save-A-Lot Entities, whose costs and expenses in connection with the Financing shall, notwithstanding anything to the contrary herein, be the sole responsibility of Purchaser and Merger Sub, provided, however, that Save-A-Lot shall bear all costs related to its obligations with respect to the preparation, review, delivery and audit of the historical Financial Statements referred to in clauses (a) and (b) of the definition of “Financing Information”) or their respective representatives in connection with the Financing, including the cooperation contemplated in respect of the Debt Financing by this Section 5.11, and shall indemnify and hold harmless Supervalu, its Subsidiaries and their respective representatives from and against any and all Liabilities suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except in the event such Liabilities arose out of or resulted from historical financial information of Save-A-Lot provided by or on behalf of Supervalu in writing specifically for use in connection with the Debt Financing. Supervalu hereby consents to the reasonable use of logos used by Save-A-Lot in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Supervalu or Save-A-Lot or their reputation or goodwill. Supervalu shall, and shall cause its Affiliates to, use reasonable best efforts to periodically update any Financing Information provided to Purchaser as may be necessary so that such Financing Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Financing Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period ceasing to be deemed to have commenced. For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the reasonable cooperation of Supervalu and its Affiliates under this Section 5.11 at any time, and from time to time and on multiple occasions, prior to the Closing; provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets.
(c)    For purposes of this Section 5.11, the term “Financing” shall also be deemed to include any Alternate Financing and the terms “Debt Commitment Letter,” “Equity Commitment Letter” and “Commitment Letters” shall also be deemed to include any commitment letter in respect of Alternate Financing.
(d)    All non-public or otherwise confidential information regarding either Party obtained by the other Party pursuant to this Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser and Merger Sub shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to Supervalu.
5.12    Pre-Closing Restructuring. Prior to the Closing, Supervalu shall, and shall cause the Save-A-Lot Entities:
(a)    to consummate the restructuring and other transactions pursuant to the Separation Agreement set forth as Exhibit A to this Agreement on the terms set forth therein (the “Pre-Closing Restructuring”);
(b)    not to, without the prior written consent of Purchaser, amend, modify, supplement or waive any provision of the Separation Agreement in any manner adverse to the Save-A-Lot Entities or the Business; and
(c)    to cause any Liens on the assets or properties of the Save-A-Lot Entities securing any indebtedness or other obligations of the Supervalu Group, to be released, effective no later than, or substantially concurrently with, the Closing Date.

5.13    Mutual Release.
(a)    Effective as of the Closing and except for claims for Fraud or as otherwise expressly set forth in this Agreement (including Section 7.2, Section 7.3, Article X and Section 5.13(b)) or in the Separation Agreement or the Services Agreement, each of Supervalu, on behalf of itself and each of its respective Subsidiaries and each of their respective successors and assigns, on the one hand, and Purchaser, on behalf of itself and each of its Subsidiaries, including the Save-A-Lot Entities, and each of their respective successors and assigns, on the other hand, hereby irrevocably, unconditionally and completely waives and releases and forever discharges (i) Supervalu and Affiliates and their respective successors and assigns (in the case of Purchaser), (ii) Purchaser and its Affiliates and their respective successors and assigns (in the case of Supervalu) and (iii) all Persons who at any time prior to the Closing have been stockholders, directors, officers, agents or employees of the other or any of the other’s Affiliates (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releasees”), in each case from all Indebtedness, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, Losses and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by such other Party or its respective Subsidiaries (including, in the case of Supervalu, the Save-A-Lot Entities) occurring or failing to occur, in each case, at or prior to the Closing Date. Neither Party hereto shall make, and each Party hereto shall not permit any of its Subsidiaries or their respective representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the other Party’s Affiliates or any of other Party’s Releasees with respect to any Liabilities released pursuant to this Section 5.13. Except as set forth herein, from and after the Closing Date, no member of the Supervalu Group shall have any right of contribution or indemnification against any of the Save-A-Lot Entities for any amounts paid to any Purchaser Indemnified Party as a result of any claim for indemnification under this Agreement or any claim arising from or relating to a breach by Supervalu or any of the Save-A-Lot Entities or their respective Subsidiaries of any representations, warranties, covenants or other agreements contained in this Agreement or in the Services Agreement.
(b)    Notwithstanding the foregoing, Section 5.13(a) shall not constitute a release from, waiver of, or otherwise apply to the terms of this Agreement, the Separation Agreement or the Services Agreement or any Liability or Contract expressly contemplated by this Agreement or the Services Agreement to be in effect between Supervalu and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof. Without limiting the generality of the foregoing, nothing contained in this Section 5.13(b) shall waive, release or otherwise discharge any Person from any Liability (i) retained, assumed, transferred, assigned or allocated to Supervalu, on the one hand, or Purchaser or the Save-A-Lot Entities, on the other hand, in accordance with this Agreement or the Services Agreement, or (ii) the release of which would result in the release of any Person other than a Person released pursuant to Section 5.13(a).

5.14    Financial Statement Assistance.
(a)    From and after the Closing Date until the third (3rd) anniversary of the Closing, Supervalu shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable, reasonably cooperate with Purchaser (including by providing financial information in its possession and reasonable access to its personnel during normal business hours), at Purchaser’s sole expense (to the extent not already covered by the Services Agreement), in Purchaser’s preparation of:
(i)    (A) unaudited combined and consolidated balance sheets and related combined and consolidated income statements and cash flow statements, as well as related footnote information, of the Save-A-Lot Entities as of and for (1) any quarterly fiscal period ending after the date hereof and prior to the Closing Date, (2) the quarterly fiscal period that includes Closing Date, (3) the period (x) beginning immediately after the end of the last quarterly fiscal period ending prior to the Closing Date and (y) ending on the Closing Date, (4) the period (x) beginning on the Closing Date and (y) ending at the end of the first quarterly fiscal period ending after the Closing Date, and (5) in the case of clauses (1), (2), (3) and (4), the comparative quarterly fiscal periods in the prior year, in each case as reasonably requested by Purchaser (the “Quarterly Financial Statements”), which Quarterly Financial Statements shall be prepared by Purchaser in accordance with GAAP applied in a manner consistent with the preparation of the Audited Financial Statements (provided, however, that such Quarterly Financial Statements with regard to any period including dates after the Closing shall be prepared as consolidated statements), including with respect to footnote disclosure, with such exceptions and omitted footnotes as are customary in the preparation of interim financial statements; and (B) customary “MD&A”s, comparing the period(s) represented by the Quarterly Financial Statements to the comparable period(s) in the prior year, with such exceptions and omissions as are customary in an MD&A for an interim period (it being understood that, without limiting the foregoing, it is not Supervalu’s responsibility to prepare any such financial statements or information or to assure compliance with any periods);

(ii)    (A) the audited combined and consolidated statements of earnings, cash flows and changes in parent company equity of the Business, in each case on a carveout basis, of the Save-A-Lot Entities for (1) the period beginning March 1, 2016 and ending on the earlier of the Closing Date and February 25, 2017, as applicable (“Year-End Financial Statements”), and (2) the period beginning on the Closing Date and ending on the applicable fiscal year end date of either December 31, 2016 or December 31, 2017 (together, the “Stub Year Financial Statements”); and (B) a customary “MD&A” comparing the applicable fiscal year with the prior fiscal year, such that Purchaser can (x) to the extent the Closing Date is prior to December 19, 2016, finalize such Year-End Financial Statements and MD&A no later than March 15, 2017 and such Stub Year Financial Statements no later than January 24, 2017, (y) to the extent the Closing Date is on or between December 19, 2016 and December 31, 2016, finalize such Year-End Financial Statements and Stub Year Financial Statements no later than March 15, 2017, and (z) to the extent the Closing Date is on or after January 3, 2017, finalize such Year-End Financial Statements and Stub Year Financial Statements no

later than January 24, 2018 (it being understood that, without limiting the foregoing, it is not Supervalu’s responsibility to prepare any such Year-End Financial Statements or information or to assure compliance with any periods);
(iii)    the audited combined and consolidated balance sheet on a carveout basis of the Save-A-Lot Entities as of the Closing Date (the “Closing Date Balance Sheet”), such that Purchaser can finalize such balance sheet (A) to the extent the Closing Date is on or prior to January 3, 2016, no later than January 24, 2017 and (B) to the extent the Closing Date is after January 4, 2016, no later than January 24, 2018;
(iv)    in Purchaser’s auditors performing an AICPA AU 930 review with respect to the Quarterly Financial Statements and audit in accordance with the AICPA AU standard for annual audits with respect to the Year-End Financial Statements, the Stub Year Financial Statements and the Closing Date Balance Sheet, such that such review and audit can be finalized no later than the applicable date or dates set forth above (it being understood that, without limiting the foregoing, it is not Supervalu’s responsibility to assure compliance with any periods); and
(v)    in Purchaser’s preparation of unaudited and audited combined and consolidated statements of earnings, cash flows and changes in parent company equity of the Business, in each case on a carveout basis, for the Save-A-Lot Entities for the 2013, 2014, 2015 and 2016 fiscal years in order to permit Purchaser to prepare selected financial information for those fiscal years as would be required by Item 301 of Regulation S-K of the Securities Act.
(b)    The cooperation required by Section 5.14(a) shall include using commercially reasonable efforts to provide (i) all information in Supervalu’s or its Subsidiaries’ possession reasonably necessary to support Purchaser’s auditors performing an AICPA AU 930 review or audit in accordance with the AICPA AU standard for annual audits, as applicable, with respect to such combined and consolidated statements of earnings, cash flows and changes in parent company equity of the Business (including any information reasonably requested by Purchaser or its auditors for such purpose), (ii) access to any books, records, work papers and other documents in Supervalu’s or its Subsidiaries’ possession, (iii) management representation letters and other similar items and (iv) access to Supervalu’s and its Subsidiaries’ personnel reasonably necessary for Purchaser’s preparation of the Quarterly Financial Statements, the Stub Year Financial Statements and the Year-End Financial Statements.
(c)    To the extent any unaudited combined balance sheets and related combined income statements and cash flow statements, as well as related footnote information, of the Save-A-Lot Entities that are provided to Purchaser prior to the date hereof are subsequently amended or restated by Supervalu or any of its Subsidiaries, Supervalu shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable, provide such amended or restated unaudited combined balance sheets and related combined income statements, cash flow statements and related footnote information to Purchaser.
(d)    From and after the Closing Date until the third (3rd) anniversary of the Closing, Supervalu shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable following a written request by Purchaser, reasonably cooperate with and provide reasonable support to Purchaser and its Affiliates and their respective representatives (including by providing financial information in its possession, access to its personnel and otherwise providing reasonable assistance to Purchaser), at Purchaser’s sole expense (to the extent not already covered by the Services Agreement), in (i) Purchaser’s preparation of any unaudited combined and consolidated income statements and cash flow statements, as well as related footnote information, of the Save-A-Lot Entities that may be required for the preparation of unaudited interim financial statements or audited year-end financial statements of any Affiliate of Purchaser and (ii) the implementation of a fiscal year ending December 31st for the Save-A-Lot Entities.
5.15    Non-Solicitation; Non-Competition.
(a)    Non-Solicitation. For a period of one (1) year from the Closing Date, none of the members of the Supervalu Group nor any of their officers or directors shall, directly or indirectly, solicit for employment (whether as an employee, consultant or otherwise) any of the individuals listed on Section 5.15 of the Save-A-Lot Disclosure Schedules; provided that the members of the Supervalu Group and their officers, directors and employees shall not be precluded from soliciting or hiring any such individual who has been terminated by Purchaser or its Affiliates (including a Save-A-Lot Entity) prior to commencement of employment discussions between any member of the Supervalu Group or any of their officers, directors or employees and such individual; and provided, further, that the members of the Supervalu Group shall not be restricted from engaging in general or public solicitations or advertising not specifically targeted at any such individuals described above.
(b)    Non-Competition.
(i)    For a period of five (5) years following the Closing Date, Supervalu shall not, and shall not permit any Restricted Party to, directly or indirectly, (A) own, invest in, manage or operate any Competitive Store, provided that the ownership, investment, management or operation of up to 25 Competitive Stores at any one time by Supervalu and the Restricted Parties in the aggregate shall not constitute a breach of this obligation; (B) own, invest in, manage or operate any person or business engaged in (1) the sale of products for resale to any Competitive Store (including Save-A-Lot licensee stores) to the extent such products constitute more than 35% of the total sales from such Competitive Store or Save-A-Lot licensee store, other than to up to 25 Competitive Stores that do not satisfy such 35% restriction at any one time by Supervalu and the Restricted Parties in the aggregate, or (2) the provision of logistics or physical distribution services to any Competitive Store unrelated to goods for resale; provided, that, (x) Supervalu and the Restricted Parties will not sell, in any 12-month period, more than $2,000,000 in the aggregate of products for resale to Save-A-Lot licensee stores, excluding any products for which the applicable licensee confirms to Supervalu that such products (or equivalent products) are not then available for purchase from Purchaser or any of its Subsidiaries (including any Save-A-Lot Entity), (y) with respect to this clause (B) of this Section 5.15(b)(i), “Competitive Store” shall not include any retail store in the Caribbean that is not a Save-A-Lot licensee store, and (z) from time to time, Purchaser and Supervalu may establish by mutual agreement further guidelines for such sales to Save-A-Lot licensee stores; (C) own, invest in, manage or operate any person or business engaged in the license for use in any Competitive Store of any banner, name or store concept or format, provided that such license for use in up to 25 Competitive Stores by Supervalu and the Restricted Parties in the aggregate at any one time shall not constitute a breach of this obligation or (D) following a Change of Control, disclose or make available to any Affiliate of Supervalu that is not a Restricted Party any non-public information or data about the Business or the Save-A-Lot Entities (and Supervalu shall establish reasonable and customary procedures to prevent the sharing of such information in violation of the foregoing); provided that, in each case, the foregoing shall not restrict the Restricted Parties from, directly or indirectly, holding interests in or securities of any Person engaged in activities otherwise prohibited by this Section 5.15(b) to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than five percent (5%) of the voting power of such Person; provided further that in the case of the purchase by Supervalu or a Restricted Party of a Person whose business would otherwise constitute a breach of this Section 5.15(b), Supervalu or any Restricted Party may purchase such Person without being in violation of this Section 5.15(b) so long as it shall (1) enter into a binding agreement to, and shall, divest to an unaffiliated third party the portion of the business or assets acquired in such acquisition which derives revenues from Competitive Stores as soon as reasonably practicable, and in any event not later than one year, following the closing of the acquisition of such Person or business such that Supervalu or the applicable Restricted Party would not be in violation of this Section 5.15(b) or (2) at Supervalu’s or the applicable Restricted Party’s election in its sole discretion, cause the acquired Person or business to cease conducting in violation of this Section 5.15(b) the business that derives revenues from Competitive Stores as promptly as reasonably practicable, and in any event not later than one year, following the closing of the acquisition of such Person or business.
(ii)    As used in this Agreement:
(A)    “Competitive Store” means a retail store in the United States and the Caribbean primarily offering groceries and food using a price- or value-focused format, in which there are fewer than 5,500 items/SKUs customarily for sale on a daily basis, in which 40% or more of sales (excluding fresh meat and perishables) are from private label items/SKUs; provided that none of the following shall constitute a Competitive Store: (1) “convenience” stores (as an example only, “7-Eleven” Quick Shops), (2) “specialty” stores which generally market one product type (as examples only, beverages, produce, bread, meat or ethnic products), (3) “dollar” stores (as examples only, “Dollar General” and “Dollar Tree” branded stores), (4) “cost plus” stores (as examples only, “Shoppers Value” and “Price Less Foods”) that offer more than 5,500 items/SKUs, (5) “natural” or “organic” stores (as an example only, “Sprouts”), (6) mass-market express stores (as an example only, “TargetExpress”) and (7) stores that only receive payments based on the Special Supplemental Nutrition Program for Women, Infants and Children (WIC). Examples as of the date hereof of Competitive Stores include stores of Aldi, Lidl and Ruler Foods to the extent located in the United States or the Caribbean.
(B)    “Restricted Party” means any Person that, from time to time, is a Subsidiary of Supervalu, excluding, from and after a Change of Control, the counterparty to such Change of Control and any person that is a Subsidiary of the counterparty to such Change of Control other than Supervalu and its Subsidiaries immediately prior to such Change of Control.
(C)    “Change of Control” means any transaction or series of related transactions immediately following which (a) the equityholders of Supervalu as of immediately prior to such transaction(s) hold, directly or indirectly and in the aggregate, less than 50% of the outstanding equity interests of Supervalu, or (b) any Person or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder) hold, directly or indirectly, more than 50% of the outstanding equity interests of Supervalu.
(iii)    Nothing in this Section 5.15(b) shall supersede or modify or require Supervalu or any Restricted Party to breach or fail to comply with any existing obligations for the sale of, or the provision of logistics or physical distribution services with respect to, products for resale, to the extent contained in any Contract to which Supervalu or any Restricted Party is a party and that is in existence on the date of this Agreement.
(iv)    The Parties acknowledge that the restrictions contained in this Section 5.15(b) are reasonable in scope and duration in light of the nature, size and location of the Business. The Parties further acknowledge that the restrictions contained in this Section 5.15(b) are necessary to protect Purchaser’s significant investment in the Business, including its goodwill. It is the desire and intent of the Parties that the provisions of this Section 5.15 be enforced to the fullest extent permissible under applicable Law. If all or part of this Section 5.15(b) is held invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. If any part of this Section 5.15(b) is held to be excessively broad as to duration, scope, activity or subject, such part will be construed by limiting and reducing it so as to be enforceable to the maximum extent permissible under applicable Law or public policy.
5.16    Member Approvals. Immediately after the execution of this Agreement, Merger Sub shall obtain the written consent of Purchaser (in its capacity as the sole stockholder of Merger Sub) irrevocably approving the consummation of the transactions contemplated by this Agreement, including the Merger.
5.17    Service Level Agreements. From and after the date of this Agreement until the Closing, Supervalu and Purchaser will negotiate in good faith any additional Services Level Agreements (as defined in the Services Agreement) to appropriately reflect the service levels provided by Supervalu to Save-A-Lot during the 12 months preceding the date hereof; provided that notwithstanding anything in this Agreement or the Services Agreement to the contrary, Purchaser and Merger Sub expressly acknowledge and agree that neither the documentation of nor agreement on any or all such additional Service Level Agreements are conditions to the obligations of any of the parties hereto to effect the transactions contemplated by this Agreement, including the Merger and delivery of the Services Agreement.

5.18    Shared Contract Obligations. Supervalu and Save-A-Lot agree to take the actions set forth on Section 5.18 of the Save-A-Lot Disclosure Schedules.

5.19    Oracle Agreement Termination. Supervalu and Save-A-Lot agree to use reasonable best efforts to terminate, in whole or in part (as specified in the Oracle Notice), all or a portion of the Oracle Agreements (as specified in the Oracle Notice), in accordance with the terms of such Oracle Agreements, including by providing Oracle Corporation or its applicable assignee or affiliate with a written notice of such termination that satisfies the requirement of the applicable Oracle Agreement(s); provided that Purchaser delivers to Supervalu a written notice of such request no later than November 17, 2016, specifying the Oracle Agreement(s) to be terminated and if such termination is in whole or in part (the “Oracle Notice”). Supervalu will be solely responsible for all costs and expenses related to this Section 5.19.

ARTICLE VI
EMPLOYEE MATTERS
6.1    Treatment of Business Employees. With respect to each Business Employee, Purchaser shall provide or cause to be provided, for the period of at least twelve (12) months immediately following the Closing Date (the “Continuation Period”), (i) the same wage rate or cash salary level in effect for such Business Employee immediately prior to the Closing, (ii) target short-term incentive compensation opportunities that are no less favorable than the target short-term incentive compensation opportunities provided to such Business Employee immediately prior to the Closing, and (iii) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to such Business Employee immediately prior to the Closing (excluding long-term incentives, special or one-time bonuses or retention awards, defined benefit pension, retiree medical or other retiree welfare benefits and supplemental retirement and deferred compensation arrangements).
6.2    Service Credit. The Save-A-Lot Benefit Plans established pursuant to Section 3(b)(i) of the Separation Agreement shall give each Business Employee full credit for all purposes for such Business Employee’s service prior to the Closing with Supervalu and its applicable Affiliates (including the Save-A-Lot Entities) and their respective predecessors, to the same extent such service is recognized by Supervalu and its applicable Affiliates (including the Save-A-Lot Entities) immediately prior to the Closing. As of and after the Closing, for purposes of eligibility and vesting and, with respect to vacation, paid time off and any applicable severance plans, for purposes of determining the level of benefits thereunder, Purchaser shall or shall cause the applicable Save-A-Lot Entity to give each Business Employee full credit under each other employee benefit plan, policy or arrangement, and any other service-based or seniority-based entitlement maintained or made available for the benefit of Business Employees as of and after the Closing by Purchaser or any of its Affiliates (but excluding equity or equity based compensation arrangements), for such Business Employee’s service prior to the Closing with Supervalu and its applicable Affiliates (including the Save-A-Lot Entities) and their respective Predecessors, to the same extent such service is recognized by Supervalu and its applicable Affiliates (including the Save-A-Lot Entities) immediately prior to the Closing. Notwithstanding the foregoing, no service credit will be given to the extent that it would result in a duplication of benefits for the same period of service.
6.3    Health Coverages. During the Continuation Period, Purchaser shall cause each Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (a) comply with the provisions of Section 6.1, (b) do not limit or exclude coverage on the basis of any pre-existing condition of such Business Employee or dependent (other than any limitation already in effect under the applicable group health Supervalu Benefit Plan or Save-A-Lot Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Supervalu Benefit Plan or Save-A-Lot Benefit Plan, and (c) to the extent that such plans are Purchaser group health plans in which such Business Employee becomes eligible to participate for the first time following the Closing, provide such Business Employee full credit, for the plan year in which the Business Employee becomes eligible to participate in such Purchaser group health plan, for any deductible, co-payment or out-of-pocket expenses already incurred by the Business Employee under the applicable group health Supervalu Benefit Plan or Save-A-Lot Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.
6.4    Severance. With respect to each Business Employee whose employment is terminated without cause during the Continuation Period, Purchaser shall provide severance pay and benefits equal in value to the severance pay and benefits as set forth in Section 6.4 of the Save-A-Lot Disclosure Schedules, taking into account the Business Employee’s period of employment with Supervalu and its Affiliates (including any Save-A-Lot Entity) prior to the Closing and with Purchaser and its Affiliates on and after the Closing.
6.5    WARN and Corresponding State Laws. Purchaser shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of Supervalu, to defend the Supervalu Group from and against any Liabilities under WARN or any similar state Law, with respect to any Business Employee who is found to have suffered an “employment loss” under WARN or any similar state Law on or after the Closing Date as a result of Purchaser’s actions, and any and all other Liabilities under WARN or any similar state Law arising out of or resulting from Purchaser’s actions or Purchaser’s failure to serve sufficient notice pursuant to WARN or any similar state Law.
6.6    Vacation, Holidays and Leaves of Absence. Purchaser shall allow Business Employees to use the vacation, holiday, annual leave or other leave of absence assumed or recognized pursuant to Section 3.6(h) of the Separation Agreement, subject to and in accordance with the terms of Purchaser’s or Save-A-Lot’s and its Subsidiaries’ vacation, holiday and other leave policies as in effect from time to time.
6.7    LTD Employees. If any LTD Employee is, within 180 days following the Closing Date or such longer period required by applicable Law, able to return to work, Purchaser shall offer employment to such LTD Employee on terms consistent with those applicable to Business Employees generally under this Article VI and, from and after such LTD Employee’s commencement of employment with Purchaser, such LTD Employee shall be considered a “Business Employee” for all purposes under this Agreement.

6.8    Save-A-Lot Benefit Plans. As of the Closing, Purchaser and its Affiliates shall assume, or shall cause Save-A-Lot and its Subsidiaries to continue, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Save-A-Lot Benefit Plans.
6.9    Treatment of Supervalu Equity Awards.
(a)    At the Effective Time, each option to purchase shares of Supervalu Common Stock held by a Business Employee that is outstanding and unexercised immediately prior to the Effective Time (each, a “Supervalu Stock Option”), other than Supervalu Retirement-Eligible Stock Options, shall vest as of the Effective Time with respect to a number of shares of Supervalu Common Stock underlying such Supervalu Stock Option equal to the product of (i) the number of shares of Supervalu Common Stock with respect to which such Supervalu Stock Option would have become vested as of the next vesting date applicable to such Supervalu Stock Option multiplied by (ii) the Supervalu Equity Award Ratio. Any portion of such Supervalu Stock Option that is not vested prior to the Effective Time and that does not become vested in accordance with the immediately preceding sentence shall be forfeited and cancelled for no consideration as of the Effective Time. Any portion of such Supervalu Stock Option that is (or becomes) vested as of the Effective Time shall be exercisable until the earlier of (A) the fourth anniversary of the Closing Date and (B) the original expiration date of such Supervalu Stock Option.
(b)    At the Effective Time, each Supervalu Stock Option that was granted in 2014 and is held by a Business Employee who is retirement-eligible under the applicable award agreement (each such Supervalu Stock Option, a “Supervalu Retirement-Eligible Stock Option”) shall fully vest as of the Effective Time and shall continue to be exercisable until the earlier of (A) the fifth anniversary of the Closing Date and (B) the original expiration date of such Supervalu Retirement-Eligible Stock Option.
(c)    At the Effective Time, each restricted stock unit award in respect of shares of Supervalu Common Stock held by a Business Employee that is outstanding immediately prior to the Effective Time (each, a “Supervalu RSU Award”), other than Supervalu Retirement-Eligible RSU Awards and Specified Supervalu RSU Awards, shall vest as of the Effective Time with respect to a number of shares of Supervalu Common Stock underlying such Supervalu RSU Award equal to the product of (i) the number of shares of Supervalu Common Stock with respect to which such Supervalu RSU Award would have become vested as of the next vesting date applicable to such Supervalu RSU Award multiplied by (ii) the Supervalu Equity Award Ratio. Any portion of such Supervalu RSU Award that is not vested prior to the Effective Time and that does not become vested in accordance with the immediately preceding sentence shall be forfeited and cancelled for no consideration as of the Effective Time. Supervalu shall settle the portion of each Supervalu RSU Award that becomes vested in accordance with the first sentence of this Section 6.9(c) in accordance with the terms of the applicable award agreement.
(d)    At the Effective Time, each Supervalu RSU Award that was granted in 2014 and is held by a Business Employee who is retirement-eligible under the applicable award agreement (each such Supervalu RSU Award, a “Supervalu Retirement-Eligible RSU Award”) shall fully vest as of the Effective Time and shall be settled by Supervalu in accordance with the vesting and settlement schedule set forth in the applicable award agreement.

(e)    At the Effective Time, each Supervalu RSU Award set forth in Section 6.9 of the Save-A-Lot Disclosure Schedules (the “Specified Supervalu RSU Awards”) shall be treated as set forth in Section 6.9 of the Save-A-Lot Disclosure Schedules.
(f)    At the Effective Time, each performance stock unit award in respect of shares of Supervalu Common Stock that is outstanding immediately prior to the Effective Time and held by a Business Employee (each, a “Supervalu PSU Award” and, together with the Supervalu Stock Options and the Supervalu RSU Awards, the “Supervalu Equity Awards”) shall be forfeited and cancelled for no consideration.
(g)    At or prior to the Effective Time, the Board of Directors of Supervalu and/or its compensation committee, as applicable, shall adopt resolutions to effectuate the provisions of this Section 6.9 with respect to the Supervalu Equity Awards.
(h)    Supervalu shall be solely responsible for all obligations and Liabilities for or in respect of the Supervalu Equity Awards, including all applicable Tax withholding or employment or social or similar Taxes or government mandated insurance payments required to be made in respect thereof; provided, however, that in the event Purchaser reasonably determines that a Save-A-Lot Entity (or any post-Closing Affiliate of a Save-A-Lot Entity) is responsible for any such Taxes, the Purchaser shall promptly notify Supervalu of such determination and, to the extent Supervalu has not previously remitted such Taxes to the applicable Governmental Authority, Supervalu shall, at its election, either (i) remit such Taxes to the applicable Governmental Authority or (ii) direct that Purchaser cause the applicable Save-A-Lot Entity to remit the applicable Taxes to the applicable Governmental Authority, and promptly reimburse all such Taxes to the Save-A-Lot Entity.
6.10    Savings Plan.  With respect to the Save-A-Lot Savings Plan (as defined in the Separation Agreement), the Purchaser agrees to cause Save-A-Lot or one of its Affiliates to make contributions to the accounts of active participants therein for the fiscal year in which the Closing occurs in an aggregate amount not less than the amount included in respect thereof as a Current Liability in the calculation of Working Capital as reflected in the Final Post-Closing Statement (or, in the event the Final Post-Closing Statement does not yet exist as of the time such contributions are to be made, in the Estimated Closing Statement).
6.11    Third Party Rights. The provisions of this Article VI are for the sole benefit of the parties hereto and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including any Business Employee), other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Article VI. Nothing contained herein, express or implied: (a) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement (including any Benefit Plan); (b) shall alter or limit Supervalu’s, Purchaser’s or any Save-A-Lot Entity’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement (including any Supervalu Benefit Plan or Save-A-Lot Benefit Plan); or (c) is intended to confer upon any Business Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

ARTICLE VII
TAX MATTERS
7.1    Section 336(e) Elections or 338(h)(10) Elections; Purchase Price Allocation.
(a)    Supervalu and Purchaser shall (or shall cause their relevant Affiliates to) jointly make a timely and irrevocable election under Section 338(h)(10) of the Code, or, in lieu thereof, if Purchaser so notifies Supervalu in writing no later than five (5) Business Days prior to the anticipated Closing Date, Supervalu shall (and shall cause its relevant Affiliates to) comply with the requirements set forth in Treasury Regulations Sections 1.336-2(h)(1) and 1.336-2(h)(4) by means of entering into and filing, as necessary, a timely Section 336(e) Written Binding Agreement, Section 336(e) Election Statement and IRS Form 8883 (and, (i) any elections corresponding to the election under Section 338(h)(10) of the Code under any applicable state or local Tax Law, or (ii) any state and local requirements corresponding to those of Treasury Regulations Sections 1.336-2(h)(1) and 1.336-2(h)(4) requested in writing by Purchaser during the Tax Election Notice Period), with respect to the acquisition of the Section 336(e)/338(h)(10) Entities pursuant to this Agreement (any such elections under Section 338, the “Section 338(h)(10) Elections”, and any such elections under Section 336(e), the “Section 336(e) Elections”).
(b)    Supervalu and Purchaser shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 336(e) Elections or Section 338(h)(10) Elections, including, as applicable, IRS Forms 8023 and 8883 and any similar forms under applicable state and local Income Tax Laws (collectively, the “Section 336(e)/338(h)(10) Forms”) in a manner consistent with the Purchase Price Allocation Schedule and the Allocation (if any). Supervalu and Purchaser shall (or shall cause their relevant Affiliates to) timely file such Section 336(e)/338(h)(10) Forms with the applicable taxing authorities (in the case of the Section 336(e) Election for US federal income Tax purposes, by means of the Section 336(e) Election Statement filed with the consolidated federal income Tax return for the year that includes the disposition date, and in the case of any state or local Section 336(e) Elections, by any other form requested by Purchaser consistent with this Agreement) and take all actions that are necessary (and, in the case of Supervalu with respect to state or local Section 336(e) Elections, requested in writing by Purchaser during the Tax Election Notice Period) to effectuate the Section 336(e) Elections or Section 338(h)(10) Elections. Supervalu and Purchaser agree that none of them shall, nor shall any of them permit any of their Affiliates to, revoke the Section 336(e) Elections or 338(h)(10) Elections following the filing of the Section 336(e)/338(h)(10) Forms without the prior written consent of Supervalu or Purchaser, as the case may be. As applicable, Purchaser shall provide Supervalu with a form of Section 336(e) Written Binding Agreement (for the absence of doubt, reflecting all relevant details known to Purchaser after due inquiry) no later than five (5) Business Days prior to the anticipated Closing Date. Between July 15, 2017 and August 15, 2017 (the “Tax Election Notice Period”), if Purchaser elects to make the Section 336(e) Elections, Purchaser shall provide Supervalu with the Section 336(e) Election Statement in respect of each Section 336(e)/338(h)(10) Entity as provided in Treasury Regulation Sections 1.336-2(h)(5) and with the information required by Treasury Regulation Sections 1.336-2(h)(6) (for the absence of doubt, in each case, reflecting all relevant details known to Purchaser after due inquiry). As applicable, Supervalu shall provide a copy of the Section 336(e) Election Statements to each Section 336(e)/338

(h)(10) Entity before filing Supervalu’s consolidated federal income Tax Return for the year that includes the disposition date. “Section 336(e) Written Binding Agreement” shall mean a written agreement for the members of the affiliated group of corporations of which Supervalu is the common parent reflecting a binding obligation to make the Section 336(e) Election for such members with such agreement to be executed by each applicable member and the actual or deemed sellers as provided in Treasury Regulations Section 1.336-2(h)(1) and (4), which agreement shall be prepared by Purchaser in form and substance reasonably satisfactory to Supervalu. “Section 336(e) Election Statement” shall mean the “section 336(e) election statement” within the meaning of Treasury Regulations Section 1.336-2(h)(5), which statement shall be prepared by Purchaser in form and substance reasonably satisfactory to Supervalu, with Supervalu adding to such statement the relevant details of Supervalu and its Affiliates (including for these purposes the Save-A-Lot Entities), to the extent not known by Purchaser after due inquiry. Notwithstanding Section 7.1(a) and 7.1(b), Supervalu and Purchaser shall use commercially reasonable efforts to take all actions that are necessary to effectuate state or local Section 336(e) Elections. Supervalu hereby informs Purchaser that its consolidated federal income Tax return for the year including the disposition date is not due until after August 15, 2017 (taking into account any extensions).
(c)    At Closing, Supervalu and Purchaser shall each deliver to the other Party one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Elections, each in form and substance reasonably satisfactory to such other Party, or if Purchaser elects to make the Section 336(e) Elections, Supervalu shall deliver to Purchaser a copy of the Section 336(e) Written Binding Agreement duly executed by the applicable members specified therein of the Supervalu affiliated group.
(d)    Notwithstanding any other provision, for all U.S. federal (and applicable state and local) Tax purposes, Supervalu and Purchaser agree (and agree to cause their respective Affiliates) to allocate the Purchase Price (as finally determined hereunder) and any other amounts treated as consideration for such Tax purposes, among the assets of the Save-A-Lot Entities deemed sold for U.S. federal income tax purposes in accordance with Schedule III hereto (the “Purchase Price Allocation Schedule”) (and, for the absence of doubt, subject to Section 7.1(e), not to treat any portion of the Purchase Price or such other amounts as a royalty, rent, a fee or compensation or allocable to any covenant). No later than one hundred and twenty (120) days after the Purchase Price is finally determined hereunder, Supervalu shall deliver to Purchaser a proposed allocation of the Purchase Price (and other relevant amounts) as of the Closing Date, which allocation shall incorporate, reflect and be consistent with the Purchase Price Allocation Schedule, and be determined in a manner consistent with Sections 336 or 338, as appropriate, and 1060 of the Code and the Treasury Regulations promulgated thereunder (“Supervalu’s Draft Allocation”). If Purchaser disagrees with Supervalu’s Draft Allocation, Purchaser may, within thirty (30) days after delivery of Supervalu’s Draft Allocation, deliver a notice (the “Purchaser’s Allocation Notice”) to Supervalu to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation of the Purchase Price (and other relevant amounts), which allocation shall incorporate, reflect and be consistent with the Purchase Price Allocation Schedule. If Purchaser’s Allocation Notice is duly delivered, Supervalu and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts). Insofar as Supervalu and Purchaser are unable to reach such agreement, each of

Supervalu and Purchaser may separately determine the allocation of the Purchase Price (and other relevant amounts) for Tax purposes; provided, however, that any such allocation shall incorporate, reflect and be consistent with the Purchase Price Allocation Schedule. If no Purchaser’s Allocation Notice has been given or if the parties agree to an allocation of the Purchase Price (and other relevant amounts) pursuant to this Section 7.1(d), then the relevant allocation, including as adjusted pursuant to any agreement between Supervalu and Purchaser, if any (collectively, the “Allocation”), shall, subject to this Section 7.1, be conclusive and binding on all Parties for Tax purposes. Subject to the proviso set forth in Section 7.1(e), the Purchase Price Allocation Schedule shall be conclusive and binding on all Parties for Tax purposes. The Allocation shall be adjusted, as necessary, mutually by the Parties to reflect any subsequent adjustments to the Purchase Price pursuant to Section 7.9. Any such adjustment shall be allocated to the asset or assets (if any) to which such adjustment is attributable; provided, that to the extent there is or are no such asset or assets, such adjustment shall be allocated pro rata among the assets of the Save-A-Lot Entities deemed sold for U.S. federal income tax purposes. For purposes of this Agreement, the “Section 332 Liquidation Treatment” shall mean the treatment of any assets distributed, directly or indirectly, by the Save-A-Lot Entities to Supervalu pursuant to the Separation Agreement as having been distributed in the deemed Section 332 liquidation(s) resulting from the Section 336(e) Elections or Section 338(h)(10) Elections.
(e)    Supervalu and Purchaser shall (and shall cause their Affiliates to) (i) prepare and file all federal, state, local and foreign Tax Returns (including the Section 336(e)/338(h)(10) Forms and, if applicable, IRS Form 8594) in a manner consistent with the Section 336(e) Elections or Section 338(h)(10) Elections, as applicable, the Purchase Price Allocation Schedule, the Section 332 Liquidation Treatment and, if applicable, the Allocation and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise in respect of Taxes, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law); provided, however, that, in the case of a Tax Proceeding in which the relevant taxing authority initiates a challenge to the Section 336(e) Elections or Section 338(h)(10) Elections, the Purchase Price Allocation Schedule, the Section 332 Liquidation Treatment or, if applicable, the Allocation, nothing contained in this Section 7.1 shall prevent the Parties or their Affiliates from settling any such dispute with a taxing authority relating to the Section 336(e) Elections or Section 338(h)(10) Elections, the Purchase Price Allocation Schedule, the Section 332 Liquidation Treatment or, if applicable, the Allocation after making a reasonable, good faith effort to defend the Section 336(e) Elections or Section 338(h)(10) Elections, the Purchase Price Allocation Schedule, the Section 332 Liquidation Treatment and, if applicable, the Allocation; and provided, further, for the avoidance of doubt, nothing contained in this Agreement shall prevent Supervalu or Purchaser or their Affiliates from taking an inconsistent position with the Purchase Price Allocation Schedule or, if applicable, the Allocation, for financial accounting purposes.

7.2    Tax Indemnification by Supervalu. Effective as of and after the Closing Date, Supervalu shall pay or cause to be paid, and shall indemnify the Purchaser, and each of its Subsidiaries, (including the Save-A-Lot Entities after the Closing Date), their respective Affiliates (other than any Person that is an Affiliate solely by reason of common control), successors and permitted assigns (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against (a) any consolidated, combined or unitary Income Taxes of Supervalu or another member of the Supervalu Group; (b) any Taxes resulting from any breach of any covenant or agreement of Supervalu contained in this Agreement or the Separation Agreement; (c) any Taxes for which the Save-A-Lot Entities are liable (including, for the absence of doubt, as a transferee or successor) for any Pre-Closing Tax Period and any Taxes imposed on or with respect to the Save-A-Lot Assets (as defined in the Separation Agreement) for the Pre-Closing Tax Period; (d) any Taxes for which Supervalu is responsible under Section 7.11; (e) any Taxes of any Person (other than the Save-A-Lot Entities) for which any Save-A-Lot Entity is liable pursuant to a Tax sharing agreement the primary subject of which is Taxes (for the absence of doubt, other than commercial, business or financial leases, licenses, purchase agreements, partnership or joint venture agreements, employment or compensation agreements, Benefit Plans, swaps, hedges, Save-A-Lot Individual Agreements (as defined in the Separation Agreement), types of contracts described in the definition of Indebtedness or Section 3.15, and Business Material Contracts, and other than this Agreement, the Separation Agreement, and the Services Agreement) which contract was entered into by a Save-A-Lot Entity, Supervalu, or any of their Affiliates before the Closing; (f) any Taxes imposed on the Pre-Closing Restructuring steps set forth in Schedule 2.1(a) of the Separation Agreement (including for these purposes as part of the Pre-Closing Restructuring any such step completed through a delayed transfer contemplated by Section 2.4 (such step, a “Delayed Transfer”) of the Separation Agreement) (but not including under this clause (f), for the absence of doubt, any Taxes for any Post-Closing Tax Period imposed as a consequence of the structure in place as a result of the Pre-Closing Restructuring, any Taxes for any Post-Closing Tax Period imposed on any action or transaction, or failure to act or transact, at or after the Closing (other than any Delayed Transfer), nor any Tax relating to the ownership of, or relating to or arising from the use or Tax basis of any Save-A-Lot Assets (as defined in the Separation Agreement) at or after the Closing nor any Taxes reported by Purchaser or any of its Affiliates on a Return for the Post-Closing Tax Period unless there is no reasonable basis not to report such Taxes on such Return); and (g) any costs and expenses, including reasonable legal fees and expenses, attributable to any Tax for which Supervalu is responsible pursuant to this Section 7.2; provided, however, that Supervalu shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against (i) any Taxes to the extent Supervalu can establish that such Taxes were reflected as a reserve or liability in Working Capital or Indebtedness on the Final Post-Closing Statement reduced (but not below zero) by the amount of any payments in respect of such Tax made pursuant to Section 7.5(d), (ii) except in the case of Section 7.2(b), any Taxes for which Purchaser is responsible pursuant to Section 7.3(a), (b), (c) or (e), (iii) in the case of Section 7.2(c) above, Taxes arising in the ordinary course of business on the Closing Date (or, with respect to (i), (ii) or (iii), any costs and expenses, including reasonable legal fees and expenses, attributable thereto) or (iv) any costs or expenses incurred by Purchaser in exercising its rights pursuant to Section 7.6(b), or any costs and expenses incurred by Purchaser or its Affiliates that were paid to Supervalu to prepare Tax Returns for which Purchaser is responsible pursuant to Section 7.4, pursuant to the terms of the Services Agreement.

7.3    Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify each member of the Supervalu Group, their respective Affiliates (other than any Person that is an Affiliate by reason of common control), successors and permitted assigns (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against i) any Taxes resulting from any action or transaction by Purchaser, any of its Subsidiaries or any of the Save-A-Lot Entities outside of the ordinary course of business on the Closing Date after the Closing; ii) any Taxes resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement or any breach of any covenant or agreement, occurring on or after the Closing Date, of Save-A-Lot contained in the Separation Agreement; iii) any Taxes for which Purchaser is responsible under Section 7.11; iv) any Taxes for which the Save-A-Lot Entities are liable (including, for the absence of doubt, as a transferee or successor) for any Post-Closing Tax Period and any Taxes imposed on or with respect to the Save-A-Lot Assets (as defined in the Separation Agreement) for the Post-Closing Tax Period; (e) any Taxes described in or covered by any of clauses (i) or (iii) of the proviso contained in Section 7.2; and (f) any costs and expenses, including reasonable legal fees and expenses, attributable to any Tax for which Purchaser is responsible pursuant to Section 7.3; provided, however, that Purchaser shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Seller Tax Indemnified Parties from and against (i) except in the case of Section 7.3(a) and (b), any Taxes for which Supervalu is responsible pursuant to Section 7.2(b) and (ii) in the case of Section 7.3(d), any Taxes for which Supervalu is responsible pursuant to Section 7.2(a), (d), (e) or (f) (or, with respect to (i) or (ii), any costs and expenses, including reasonable legal fees and expenses attributable thereto).
7.4    Tax Returns.
(a)    Supervalu shall timely prepare and file or shall cause to be timely prepared and filed in such manner as Supervalu shall determine (i) in its sole discretion, any combined, consolidated or unitary Tax Return that includes any member of the Supervalu Group, on the one hand, and any of the Save-A-Lot Entities, on the other hand (a “Combined Tax Return”) and any other Tax Return of or that includes any member of the Supervalu Group, and (ii) consistent with Law, any Tax Return (other than any Tax Return described in clause (i) above) that is required to be filed by or with respect to any of the Save-A-Lot Entities that is due (including extensions) on or before the Closing Date. For the absence of doubt, notwithstanding anything to the contrary in this Agreement, Supervalu and any of its Affiliates may adopt the method of accounting described in Treasury Revenue Procedure 2015-56 (and any cost segregation and depreciation method changes pursuant to Treasury Revenue Procedures 2015-13 and 2016-29), which may apply to the Save-A-Lot Entities, Supervalu shall be entitled to retain any Tax Benefit resulting from such action and Supervalu shall not be required to make any payment to the Purchaser or any Purchaser Tax Indemnified Party resulting from such action.
(b)    Purchaser shall not amend or revoke any Tax Return (or any notification or election relating thereto) for a Pre-Closing Tax Period or a Straddle Period without the prior written consent of Supervalu, not to be unreasonably withheld, conditioned or delayed.
(c)    Except for any Tax Return described in Section 7.4(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Save-A-Lot Entities for the Pre-Closing Tax Period and any Straddle Period. In the case of any such Tax

Return for a Pre-Closing Tax Period or a Straddle Period, Purchaser shall prepare or cause to be prepared and timely file such Tax Return in a manner consistent with past practices, elections and methods of the Save-A-Lot Entities (or of Supervalu with respect to the Save-A-Lot Entities or the Save-A-Lot Assets, as defined in the Separation Agreement), except as otherwise required by Law. Purchaser shall deliver to Supervalu for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Tax Returns at least fifteen (15) days prior to the due date thereof (taking into account any extensions). Purchaser shall revise such Tax Returns to reflect any reasonable comments received from Supervalu not later than the later of five (5) days before the due date thereof (taking into account extensions) and ten (10) days following the date such Tax Returns are formally delivered to Supervalu by the Purchaser. Purchaser shall not amend or revoke any such Tax Returns (or any notification or election relating thereto) without the prior written consent of Supervalu, not to be unreasonably withheld, conditioned or delayed. At Supervalu’s reasonable request and consistent with Law, Purchaser shall file, or cause to be filed, amended Tax Returns (for the absence of doubt, other than any Tax Returns described in Section 7.4(a)(i)) for Pre-Closing Tax Periods or Straddle Periods with respect to the Save-A-Lot Entities or Save-A-Lot Assets (as defined in the Separation Agreement) to obtain a cash Tax refund (or credit in lieu of a cash Tax refund) or other Tax Benefit that Supervalu is entitled to pursuant to this Agreement.
(d)    Notwithstanding anything to the contrary in this Agreement, the Separation Agreement or the Services Agreement, Supervalu shall not be required to provide any Person with any Tax Return or copy of any Tax Return (i) of Supervalu or a member of the Supervalu Group, (ii) of a consolidated, combined or unitary group that includes any member of the Supervalu Group or (iii) that is a Combined Tax Return or copy of a Combined Tax Return.
(e)    For purposes of this Agreement, regarding Taxes and Tax Items relating to a Straddle Period, the portion of any Tax (or, except in the case of property Taxes, Tax Item) that is allocable to the Pre-Closing Tax Period will be: (i) in the case of property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the relevant entity terminated at the close of business on the Closing Date.
7.5    Certain Tax Refunds, Credits and Carrybacks.
(a)    Supervalu shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any liabilities or reserves included in the determination of Working Capital or Indebtedness on the Final Post-Closing Statement or arising in respect of any compensation for services (or payroll or similar Taxes) paid (in cash, Supervalu Equity Awards, Supervalu Common Stock or otherwise) by Supervalu, net of (i) any out-of-pocket expenses incurred by Purchaser or its Affiliates in obtaining such Tax Benefit and (ii) any Taxes paid or required to be paid by Purchaser or its Affiliates with respect to such Tax Benefit; provided, however, that Supervalu shall not be entitled to any Tax Benefit pursuant to this Section 7.5(a) that Purchaser can establish was itself included in the calculation of Working Capital on the Final Post-Closing Statement except to the extent of any payments in respect of such Tax Benefit made pursuant to Section 7.5(d). Purchaser acknowledges and agrees that neither Purchaser nor any Purchaser Tax Indemnified Party shall claim any such Tax Item on any Tax Return; provided, however, that if any such Tax Item is not permitted by Law to be claimed on a Tax Return described in Section 7.4(a), then Purchaser shall, or shall cause its relevant Affiliates to, claim, to the extent legally able to claim, such Tax Item and Tax Benefit and pay to Supervalu the amount of any Tax Benefit resulting from such Tax Item to which Supervalu is entitled pursuant to this Section 7.5(a) within fifteen (15) days of the actual receipt or realization of such Tax Benefit.
(b)    Supervalu shall be entitled to any cash refunds of or against any Taxes (i) that were paid or funded prior to the Closing by Supervalu, any Save-A-Lot Entity or any of their Affiliates, (ii) that were paid or funded (or reimbursed to a Purchaser Tax Indemnified Party) pursuant to or in accordance with Section 7.2 by Supervalu or its Affiliates, (iii) that were reflected as a liability or reserve in Working Capital or Indebtedness on the Final Post-Closing Statement (reduced (but not below zero) by the amount of any payments in respect of such liability made pursuant to Section 7.5(d)), (iv) of any member of the Supervalu Group or reported on a Combined Tax Return and paid by Supervalu or its Affiliates or (v) that would result from the carryforward or carryback of any Tax Item arising in a Pre-Closing Tax Period of any Save-A-Lot Entity to another Pre-Closing Tax Period (and, in each case, any credits received in lieu of such a refund); provided, however, that Supervalu shall not be entitled to any refunds to the extent Purchaser can establish that such refunds were reflected as an asset in Working Capital on the Final Post-Closing Statement reduced (but not below zero) by the amount of any payments in respect of such refund made pursuant to Section 7.5(d). Purchaser shall be entitled to any cash refunds (or credits in lieu thereof) of the Save-A-Lot Entities of or against any Taxes for the Post-Closing Tax Period other than refunds or credits to which Supervalu is entitled pursuant to the foregoing sentence, Section 7.5(a), Section 7.5(d) or Section 10.6. Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 7.5(b), the amount of such refund or credit (including any interest paid thereon and net of any Taxes or other out-of-pocket costs to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable. To the extent any refund or credit paid to a Party pursuant to this Section 7.5(b) is subsequently disallowed or required to be returned to the applicable Governmental Authority, such Party agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Authority, to the other Party (or the Governmental Authority, as applicable).
(c)    Purchaser shall not, and shall procure that its Affiliates do not, carry back any item of loss, deduction or credit which arises in any taxable period beginning after the Closing Date into any taxable period beginning on or before the Closing Date.
(d)    On the two (2)-year anniversary of the Closing Date, Purchaser shall provide to Supervalu a schedule setting forth a reconciliation of (i) the amounts included in respect of Tax assets, on the one hand, and Tax liabilities and reserves, on the other hand, in the determination of the amount of Working Capital or Indebtedness set forth in the Final Post-Closing Statement and (ii) the actual Tax assets, on the one hand, and Tax liabilities and reserves, on the other hand, realized or incurred, respectively, from or to a Governmental Authority within such two (2)-year period (or that will be realized or incurred within the thirty (30) days following such second anniversary (in the case of a Tax liability or reserve, pursuant to a written settlement agreement reached prior to such second anniversary)) by Purchaser or its Affiliates or any Purchaser Tax Indemnified Party (including, after the Closing, the Save-A-Lot Entities) in respect of the assets, on the one hand, and liabilities and reserves, on the other hand, respectively, described in clause (i). Supervalu shall promptly after such second anniversary pay to Purchaser the amount, if any, of the excess of the amount of assets described in clause (i) over the corresponding amount described in clause (ii) and Purchaser shall promptly after such second anniversary pay to Supervalu, as applicable, the amount, if any, of the excess of the amount of liabilities and reserves described in clause (i) over the corresponding amount described in clause (ii). Any dispute regarding the schedule required to be prepared by Purchaser or the amount payable, if any, by Supervalu or Purchaser pursuant to this Section 7.5(d) shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne equally by Supervalu, on the one hand, and Purchaser, on the other hand.

7.6    Tax Contests.
(a)    If any taxing authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is actually prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.
(b)
(i)    In the case of a Tax Proceeding of or with respect to any of the Save-A-Lot Entities or the Save-A-Lot Assets (as defined in the Separation Agreement) for a Pre-Closing Tax Period (other than a Straddle Period), Supervalu shall have the exclusive right to control such Tax Proceeding in all respects; provided, however, that (except in the case of a Tax Proceeding described in Section 7.6(d)) if the resolution of any such Tax Proceeding would reasonably be expected to have a material adverse impact on Purchaser and its Affiliates, then (A) Supervalu shall consult with Purchaser before taking any significant action in connection with such Tax Proceeding and shall provide Purchaser with a timely and reasonably detailed account of each phase of such Tax Proceeding and (B) to the extent the resolution of such Tax Proceeding would bind Purchaser or any of its Affiliates for a Post-Closing Tax Period or would result in a material Tax liability of a Save-A-Lot Entity for a Pre-Closing Tax Period for which Purchaser is responsible pursuant to Section 7.3(a) or 7.3(b) or as a result of the last proviso in Section 10.2), then Supervalu shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed (provided that any costs or expenses incurred by Purchaser in exercising its rights pursuant to clauses (A) or (B) above shall be paid by Purchaser without reimbursement from Supervalu, notwithstanding Section 7.2).

(ii)    In the case of a Tax Proceeding of or with respect to any of the Save-A-Lot Entities or the Save-A-Lot Assets (as defined in the Separation Agreement) for a Post-Closing Tax Period (other than a Straddle Period), Purchaser shall have the exclusive right to control such Tax Proceeding in all respects; provided, however, that if the resolution of any such Tax Proceeding would reasonably be expected to result in a material indemnity obligation of Supervalu pursuant to Section 7.2, then (A) Purchaser shall consult with Supervalu before taking any significant action in such Tax Proceeding in connection with the tax issue(s) that could give rise to an indemnity obligation of Supervalu and shall provide Supervalu with a timely and reasonably detailed account of each phase of such Tax Proceeding relevant to such issue(s), and (B) to the extent the resolution of such issue(s) in such Tax Proceeding would result in an indemnity obligation for Supervalu under Section 7.2, then Purchaser shall not settle, compromise or abandon any such Tax Proceeding with respect to such issue(s) without obtaining the prior written consent of Supervalu, which consent shall not be unreasonably withheld, conditioned or delayed. In the case of a Tax Proceeding of or with respect to a Purchaser Tax Indemnified Party (other than Purchaser or the Save-A-Lot Entities or their successors or permitted assigns) involving Taxes for which Supervalu would reasonably be expected to be responsible pursuant to Section 7.2, Purchaser shall, and shall procure that any Purchaser Tax Indemnified Party conducting such Tax Proceeding, conduct and defend such Tax Proceeding diligently and in good faith as if such Taxes were not subject to indemnification pursuant to this Agreement and were the only Taxes at issue in such Tax Proceeding.
(c)    Purchaser shall have the right to control any Tax Proceeding of or with respect to any of the Save-A-Lot Entities for any Straddle Period (other than a Tax Proceeding described in Section 7.6(d)); provided, however, that if any such Tax Proceeding could have an adverse impact on Supervalu or any of its Affiliates (including as a result of any indemnity pursuant to this Agreement), then (i) Purchaser shall consult with Supervalu before taking any significant action in connection with such Tax Proceeding, (ii) Purchaser shall consult with Supervalu and offer Supervalu an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, and (iii) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Supervalu, which consent shall not be unreasonably withheld, conditioned or delayed.
(d)    Notwithstanding anything to the contrary in this Agreement, the Separation Agreement or the Services Agreement, Supervalu shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Supervalu or a member of the Supervalu Group; (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Supervalu Group; and (iii) any Combined Tax Return; provided that, if the resolution of any such Tax Proceeding would reasonably be expected adversely to impact Purchaser, any Save-A-Lot Entity or any of their respective Affiliates in any Post-Closing Tax Period, Supervalu shall provide written notice of such Tax Proceeding to Purchaser and promptly shall respond to any reasonable requests from Purchaser inquiring as to the status of such Tax Proceeding.

7.7    Cooperation and Exchange of Information.
(a)    Each Party to this Agreement shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request with respect to Tax matters, including in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity or other obligation under this Article VII or a right to refund of Taxes or to a Tax Benefit or credit or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.
(b)    Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns.
7.8    Tax Sharing Agreements. On or before the Closing Date, the rights of the Save-A-Lot Entities against the members of the Supervalu Group and the obligations of the Save-A-Lot Entities to the members of the Supervalu Group pursuant to all Tax sharing agreements or arrangements (other than this Agreement, the Separation Agreement and the Services Agreement), if any, to which any of the Save-A-Lot Entities, on the one hand, and any member of the Supervalu Group, on the other hand, are parties, shall terminate, and neither any member of the Supervalu Group, on the one hand, nor any of the Save-A-Lot Entities, on the other hand, shall have any rights against or obligations to each other after the Closing in respect of such agreements or arrangements.
7.9    Tax Treatment of Payments. Except to the extent otherwise required by Law, Supervalu, Purchaser, the Save-A-Lot Entities and their respective Affiliates shall treat any and all payments under Article IV of the Separation Agreement or under Section 2.11, this Article VII or Article X of this Agreement as an adjustment to the Purchase Price or as a payment of an assumed or retained liability for Tax purposes.
7.10    Certain Tax Elections. Purchaser shall not make, and shall cause its Affiliates (including the Save-A-Lot Entities) not to make, any election with respect to any Save-A-Lot Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date or could affect any transaction occurring on or prior to the Closing Date.

7.11    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the Separation Agreement or the Services Agreement, Purchaser shall pay, when due, and be responsible for (and reimburse Supervalu and its Affiliates for any such Taxes, fees and costs previously paid by them), any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs (“Transfer Taxes”) imposed on the Merger or the sale of the Units pursuant thereto; provided that Supervalu will be responsible for any Transfer Taxes imposed on (and reimburse Purchaser and its Affiliates for any such Taxes, fees and costs previously paid by them) the Pre-Closing Restructuring steps set forth in Schedule 2.1(a) to the Separation Agreement (including for these purposes any Transfer Taxes imposed on a Delayed Transfer). The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Supervalu and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.
7.12    Timing of Payments. Any indemnity payment required to be made to the other Party pursuant to this Article VII shall be made within ten (10) days after the indemnified Party makes written demand upon the indemnifying Party, but in no case earlier than two (2) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.
7.13    Tax Matters Coordination(c)    . Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, Section 10.1(a), Section 10.1(c), the final proviso in Section 10.2, the final proviso in Section 10.3, Section 10.5, Section 10.6, Section 10.7, Section 10.8 and Section 10.9, and the provisions of Article X (other than Section 10.1(a), Section 10.1(c), the final proviso in Section 10.2, the final proviso in Section 10.3, Section 10.5, Section 10.6, Section 10.7, Section 10.8 and Section 10.9) shall not apply. The indemnification obligations contained in this Article VII shall survive the Closing Date until the expiration of the applicable statutory periods of limitation plus ninety (90) days. No Person seeking indemnification pursuant to this Article VII shall be entitled to assert any indemnification claim after the expiration of the applicable survival period referenced in this Section 7.13; provided, however, that if, prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Person from whom indemnification is sought in accordance with this Article VII, the Person seeking indemnification shall continue to have the right to assert such indemnification until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article VII.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS TO CLOSE
8.1    Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver as of the Closing Date of all of the following conditions:

(a)    Antitrust Approvals. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination or approval shall have been granted.
(b)    Legal Restraints. No Governmental Authority of competent authority shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of any of the transactions contemplated by this Agreement, the Separation Agreement or the Services Agreement, including the Merger (collectively, the “Legal Restraints”).
8.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver as of the Closing Date of all of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Supervalu set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.2(a) (Capitalization of the Save-A-Lot Entities), Section 3.3 (Authority Relative to this Agreement) and Section 3.20 (Brokers) shall be true and correct other than in de minimis respects as of the Closing Date as if made on and as of the Closing Date (provided that representations and warranties that are made as of a specific date shall be tested only on and as of such date) and (ii) each of the other representations and warranties of Supervalu contained in this Agreement (other than Section 3.6(b)) shall be true and correct (without giving regard to any materiality or “Business Material Adverse Effect” qualifications set forth therein) as of the Closing Date as if made on and as of the Closing Date (provided that representations and warranties that are made as of a specific date shall be tested only on and as of such date), except where the failure of such representations and warranties described in this clause (ii) to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Supervalu and Save-A-Lot to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with in all material respects.
(c)    Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Supervalu by an executive officer of Supervalu, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.
(d)    No Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Business Material Adverse Effect.
8.3    Conditions to Save-A-Lot Obligation to Close. The obligations of Save-A-Lot to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver as of the Closing Date of all of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Purchaser and Merger Sub set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Authority Relative to this Agreement) and Section 4.5 (Brokers) shall be true and correct other than in de minimis respects as of the Closing Date as if made on and as of the Closing

Date (provided that representations and warranties that are made as of a specific date shall be tested only on and as of such date), (ii) the representations and warranties of Purchaser and Merger Sub set forth in Section 4.6(h) (Solvency) shall be true and correct as of the Closing Date as if made on and as of the Closing Date (provided that representations and warranties that are made as of a specific date shall be tested only on and as of such date) and (iii) each of the other representations and warranties of Purchaser and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date (without giving regard to any materiality or “Purchaser Material Adverse Effect” qualifications set forth therein) as if made on and as of the Closing Date (provided that representations and warranties that are made as of a specific date shall be tested only on and as of such date), except where the failure of such representations and warranties described in this clause (iii) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    Covenants and Agreements. The covenants and agreements of Purchaser and Merger Sub to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with in all material respects.
(c)    Officer’s Certificate. Save-A-Lot shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser and Merger Sub by an executive officer of Purchaser and Merger Sub , stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.
8.4    Frustration of Closing Conditions. None of Save-A-Lot, Purchaser or Merger Sub may rely on the failure of any condition set forth in Sections 8.2 or 8.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.
ARTICLE IX
TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of Supervalu and Purchaser;
(b)    by either Supervalu or by Purchaser, if:
(i)    the Closing shall not have occurred on or before 11:59 p.m., New York time, on February 16, 2017 (the “Outside Date”); provided, however, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that such Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a)), shall have been satisfied or waived or shall be capable of being satisfied on such date, or the Marketing Period has not yet been completed, the Outside Date may be extended by either Party from time to time on the Outside Date, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, however, that in no event shall the Outside Date be extended past April 16, 2017; provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any Party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the transactions contemplated by this Agreement to occur on or before such date;
(ii)    any Legal Restraint permanently preventing or prohibiting consummation of the Merger shall be in effect and shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have complied with its obligations under Section 5.3 with respect to any such Legal Restraint; or
(iii)    any Governmental Authority that must grant a consent, authorization or approval required by Section 8.1(a) shall have denied such grant and such denial shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under Section 5.3 with respect to such consent, authorization or approval.
(c)    by Supervalu, if:
(i)    (A) the Marketing Period has ended and all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and (B) after receipt of written confirmation from Supervalu that all conditions set forth in Sections 8.1 and 8.2 have been satisfied or that it is waiving any unsatisfied conditions in Sections 8.1 and 8.2 and that Supervalu is ready, willing and able to consummate the Closing, Purchaser fails to consummate the Closing by the date that Closing should have occurred pursuant to Section 2.3;
(ii)    Purchaser shall have breached in any material respect any of its representations or warranties contained in this Agreement, and such breach (A) would give rise to the failure of a condition set forth in Section 8.3(a), and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified in writing by Supervalu of such breach; provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) shall not be available to Supervalu if Supervalu is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of the conditions set forth in Sections 8.2(a) or 8.2(b) to be satisfied;
(iii)    Purchaser shall have breached or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3(b), and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified in writing by Supervalu of such breach or failure to perform provided that the right to terminate this Agreement pursuant to this Section 9.1(c)(iii) shall not be available to Supervalu if Supervalu is then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of the conditions set forth in Sections 8.2(a) or 8.2(b) to be satisfied.

(iv)    if the written consent of Purchaser (in its capacity as the sole stockholder of Merger Sub) irrevocably approving the consummation of the transactions contemplated by this Agreement, including the Merger, shall not have been delivered to Merger Sub, with a copy concurrently to Supervalu, within twenty-four (24) hours of the execution of this Agreement.
(d)    by Purchaser, if:
(i)    Supervalu shall have breached in any material respect any of its representations or warranties contained in this Agreement, and such breach (A) would give rise to the failure of a condition set forth in Section 8.2(a), and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that Supervalu is notified in writing by Purchaser of such breach; provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(i) shall not be available to Purchaser if Purchaser is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of the conditions set forth in Section 8.3(a) or 8.3(b) to be satisfied; or
(ii)    Supervalu shall have breached or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(b), and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that Supervalu is notified in writing by Purchaser of such breach or failure to perform; provided that the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) shall not be available to Purchaser if Purchaser is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of the conditions set forth in Section 8.3(a) or 8.3(b) to be satisfied.
9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Supervalu and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other.
9.3    Effect of Termination. In the event of termination of this Agreement by either or both of Supervalu and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party to this Agreement or their respective Affiliates or any other Purchaser Related Parties or Supervalu Related Parties, except as set forth in the Confidentiality Agreement; provided that (a) nothing in this Agreement shall relieve Supervalu or Save-A-Lot from liability for any Fraud or intentional breach of this Agreement or intentional failure to perform its obligations under this Agreement and (b) subject to Section 9.4(d) (including the limitation on liability set forth therein) in the case of Purchaser, the termination of this Agreement under circumstances in which the Reverse Termination Fee is not payable pursuant to Section 9.4(a) shall not relieve Purchaser for liability for any willful and intentional breach of this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2(a) (Confidentiality), the second sentence of Section 5.3(e) (Required Actions), Section 9.4 (Reverse Termination Fee), Article XI (General Provisions) and this Section 9.3 shall survive any termination of this Agreement, and nothing in this Agreement shall relieve either Party hereto from liability for failure to perform the obligations thereunder. For purposes of this Agreement, “willful and intentional breach” shall mean a deliberate act or a deliberate failure to act, which act or deliberate failure to act was undertaken with the intent or knowledge (actual or constructive) that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement.
9.4    Reverse Termination Fee.
(a)    If this Agreement is validly terminated by Supervalu pursuant to Section 9.1(c)(i), or 9.1(c)(ii) or 9.1(c)(iii) (each a “Specified Termination”), then Purchaser shall pay by wire transfer of immediately available funds, to an account or accounts designated by Supervalu, within two (2) Business Days after the date on which this Agreement is so terminated, an amount in cash equal to $88,725,000 (the “Reverse Termination Fee”).
(b)    Each Party acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Party would not enter into this Agreement. Accordingly, if Purchaser fails promptly to pay the amounts due pursuant to this Section 9.4, and, in order to obtain such payments, Supervalu commences a suit that results in a judgment against Purchaser for the amounts set forth in this Section 9.4, Purchaser will pay to Supervalu, from the date such payment was required to be made, the Interest Rate on the amounts set forth in this Section 9.4 and Supervalu’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.
(c)    Supervalu agrees that in the event that (i) Supervalu effects a Specified Termination and (ii) Supervalu receives full payment of the Reverse Termination Fee, the remedy provided for in Section 9.4(a) shall thereafter be the sole and exclusive remedy of Supervalu against the Purchaser Related Parties for any Losses suffered or Liabilities incurred as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Commitment Letters or the Guaranty. For the avoidance of doubt, the preceding sentence shall not limit the rights of Supervalu under Section 11.11 prior to the satisfaction of the conditions in clauses (i) and (ii) of the preceding sentence.
(d)    In connection with any Loss suffered as a result of any willful and intentional breach of this Agreement by Purchaser, other than in a circumstance in which Supervalu is entitled to receive the Reverse Termination Fee pursuant to Section 9.4(a), Supervalu agrees that the maximum aggregate Liability of Purchaser shall be limited to an amount equal to the amount of the Reverse Termination Fee, and in no event shall Supervalu be entitled to seek or obtain any recovery or judgment in excess of such amount; provided that nothing in this Section 9.4(d) shall limit any rights of Supervalu or its Affiliates under Article X after the Closing (other than with respect to any such breach with respect to Section 5.11 or Purchaser’s or Merger Sub’s obligation to consummate the Closing) or under Section 11.11 prior to the termination of this Agreement; provided, further, that in no event shall Supervalu or its Affiliates be entitled to both specific performance under Section 11.11 and recovery of Losses pursuant to this Section 9.4(d).

(e)    In no event shall Purchaser be required to pay the Reverse Termination Fee on more than one occasion. In the event the Reverse Termination Fee is payable pursuant to this Section 9.4, the receipt of the Reverse Termination Fee, together with any amounts payable pursuant to Section 9.4(b), if any, shall, subject to Section 9.4(c), be deemed to be liquidated damages for any and all Losses suffered or Liabilities incurred by Supervalu or any other person in connection with this Agreement, the Commitment Letters or the Guaranty (and the termination thereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and upon payment of the Reverse Termination Fee, neither Supervalu nor any other Person shall be entitled to bring or maintain any claim or Action against Purchaser or the Purchaser Related Parties arising out of or in connection with this Agreement, the Commitment Letters or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.
9.5    Extension; Waiver. At any time prior to the Closing, either Supervalu, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.
ARTICLE X

INDEMNIFICATION
10.1    Survival of Representations, Warranties, Covenants and Agreements.
(a)    The representations and warranties of Supervalu contained in this Agreement shall survive the Closing for purposes of Section 10.2 and shall terminate at the close of business on March 31, 2018; provided, however, that (i) the representations and warranties made pursuant to Section 3.13 (Taxes) (and, insofar as they relate to Tax matters, the representations and warranties made pursuant to Section 3.5 and 3.17) shall not survive the Closing, (ii) the representations and warranties made pursuant to Section 3.1(a) (Organization and Qualification), Section 3.2(a) (Capitalization of the Save-A-Lot Entities), Section 3.3 (Authority Relative to this Agreement), and Section 3.20 (Brokers) shall survive the Closing for purposes of Section 10.2 and shall terminate at the close of business on the date that is ninety (90) days after the expiration of the applicable statutory periods of limitation and (iii) the representations and warranties contained in Section 3.14 (Environmental Matters) shall survive the Closing for purposes of Section 10.2 and shall terminate at the close of business on the date that is three (3) years following the Closing.
(b)    The representations and warranties of Purchaser and Merger Sub contained in this Agreement shall survive the Closing for the purposes of Section 10.3 and shall terminate at the close of business on March 31, 2018; provided, however, that the representations and warranties made pursuant to Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Authority

Relative to this Agreement), Section 4.5 (Brokers) and Section 4.6(h) (Solvency) shall survive the Closing for purposes of Section 10.2 and shall terminate at the close of business on the date that is ninety (90) days after the expiration of the applicable statutory periods of limitation. Written notice of a claim must be given by Supervalu to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.
(c)    No covenant or agreement contained herein that is to be performed only on or prior to the Closing Date shall be required to be performed following the Closing unless otherwise expressly agreed by the Parties; provided, however, that the foregoing shall in no respect limit the rights of the parties to seek indemnification hereunder until March 31, 2018 for any breach of such covenant or agreement occurring on or before the Closing Date. All other covenants and agreements shall survive the Closing in accordance with its terms until performed to the extent such covenant or agreement is to be performed after the Closing Date.
(d)    No Person seeking indemnification pursuant to this Article X shall be entitled to assert any indemnification claim after the expiration of the applicable survival period referenced in this Section 10.1 (and each Party hereby waives any right to seek such indemnification after the expiration of such applicable survival period); provided, however, that if, prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Person from whom indemnification is sought in accordance with this Agreement, the Person seeking indemnification shall continue to have the right to assert such indemnification until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article X.
10.2    Indemnification by Supervalu.
(a)    Subject to the provisions of this Article X and except with respect to Taxes, effective as of and after the Closing Date, Supervalu shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective managers, officers, directors, employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any inaccuracy in or breach of any representation or warranty of Supervalu or Save-A-Lot, either on the date hereof or at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date), in each case contained (A) in this Agreement, without giving effect to, for the purpose of determining the existence of any inaccuracy or breach of such representation or warranty (except for (x) those representations and warranties set forth in Section 3.10, the first sentence of Section 3.12(a), the first sentence of Section 3.12(b), Section 3.15(a), Section 3.15(b), Section 3.16(a), Section 3.17 and the first two sentences of Section 3.22(a), to the extent such representations and warranties concern the listing of items in the Save-A-Lot Disclosure Schedules or that specified items have been made available (the “Excluded Listing Representations”), and (y) the representations and warranties set forth in Sections 3.5 and 3.6(b)) and for the purpose of determining the amount of any Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, any materiality, Business Material Adverse Effect or other similar qualification as to materiality (but not Knowledge qualifications or dollar thresholds) contained in or otherwise applicable to such representation or warranty, or (B) in the certificate delivered pursuant to Section 8.2(c) without giving effect to, for the purpose of determining any breach of such certificate (except to the extent such breach relates to (x) the Excluded Listing Representations or (y) the

representations and warranties set forth in Sections 3.5 and 3.6(b)) and for the purpose of determining the amount of any Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, the Business Material Adverse Effect qualifications set forth in Section 8.2(a), or (ii) any breach of any covenant or agreement of Supervalu or Save-A-Lot contained in this Agreement. Furthermore, with respect to breaches of the warranties set forth in Sections 3.5 and 3.6(b), following a determination of a breach or inaccuracy in any such representation or warranty, for the purpose of determining the amount of any Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, no effect shall be given to any materiality, Business Material Adverse Effect or similar qualification as to materiality (but not Knowledge qualifications or dollar thresholds) contained in or otherwise applicable to such representation or warranty.
(b)    Notwithstanding any other provision to the contrary:
(i)    Supervalu shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.2(a)(i), (A) to the extent such Losses were included as “Current Liabilities” in Working Capital or were included in Indebtedness and are established by the applicable Indemnifying Party to have been reflected or reserved for in on the Final Post-Closing Statement; (B) except for Losses to the extent arising out of or related to any breach of Section 3.15(a)(xii) (which are addressed in clause (D) below), unless such claim or series of related claims (arising from related facts or circumstances) involve Losses in excess of $1,000,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses pursuant to Section 10.2(b)(i)(C) (provided that, for the avoidance of doubt, Supervalu shall be liable from the first dollar of any claim or series of related claims (arising from related facts or circumstances) that exceeds $1,000,000, subject to the other limitations set forth in this Article X); (C) except for Losses to the extent arising out of or related to any breach of Section 3.15(a)(xii) (which are addressed in clause (D) below), until the aggregate amount of such Losses of the Purchaser Indemnified Parties exceeds $13,650,000 (the “Deductible”), after which Supervalu shall be obligated for all the Purchaser Indemnified Parties’ Losses pursuant to Section 10.2(a)(i) in excess of the Deductible, subject to Sections 10.2(b)(i)(A) and (B) and Section 10.2(b)(ii); or (D) with respect to Losses to the extent arising out of or related to any breach of Section 3.15(a)(xii), unless and until the aggregate amount of all Losses to the extent arising out of or related to all breaches of Section 3.15(a)(xii) exceeds $500,000, after which Supervalu shall be liable from the first dollar of all Losses to the extent arising out of or related to all breaches of Section 3.15(a)(xii); and
(ii)    the cumulative indemnification obligation of Supervalu pursuant to Section 10.2(a)(i) shall in no event exceed, in aggregate, $102,375,000 (the “Cap”);
provided, that neither the De Minimis Amount nor the Deductible nor the Cap shall apply to any claim involving Losses resulting from Fraud or arising out of or relating to a breach of the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a) (Capitalization of the Save-A-Lot Entities), Section 3.3 (Authority Relative to this Agreement)

and Section 3.20 (Brokers); provided, further, that the cumulative indemnification obligation of Supervalu this Agreement (except pursuant to Section 7.2(a)) shall not exceed the Purchase Price.

10.3    Indemnification by Purchaser.
(a)    Subject to the provisions of this Article X and except with respect to Taxes, effective at and after the Closing Date, Purchaser and the Save-A-Lot Entities shall indemnify, defend and hold harmless Supervalu and its Affiliates and their respective managers, officers, directors, employees, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or relating to (i) any inaccuracy in or breach of any representation or warranty of Purchaser or Merger Sub, either on the date hereof or at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date), in each case contained (A) in this Agreement without giving effect to, for the purpose of determining the existence of any inaccuracy or breach of such representation or warranty (except for those representations and warranties to the effect that specified items have been made available) and for the purpose of determining the amount of any Losses actually incurred or suffered by any of the Seller Indemnified Parties, any materiality, Purchaser Material Adverse Effect or other similar qualification as to materiality (but not Knowledge qualifications or dollar thresholds) contained in or otherwise applicable to such representation or warranty, or (B) in the certificate delivered under Section 8.3(c) without giving effect to, for the purpose of determining any breach of such certificate (except to the extent such breach relates to the representations and warranties to the effect that specified items have been made available) and for the purpose of determining the amount of any Losses actually incurred or suffered by any of the Seller Indemnified Parties, the Purchaser Material Adverse Effect qualifications set forth in Section 8.3(a); (ii) any breach of any covenant or agreement of Purchaser or Merger Sub contained in this Agreement; or (iii) any Losses to the extent such Losses were included as “Current Liabilities” in Working Capital or included in Indebtedness and, in each case, are established by the applicable Indemnifying Party to have been reflected or reserved for on the Final Post-Closing Statement.
(b)    Notwithstanding any other provision to the contrary:
(i)    Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i), (A) unless such claim or series of related claims involve Losses in excess of the De Minimis Amount and if such Liabilities do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses pursuant to Section 10.3(b)(i)(B); or (B) until the aggregate amount of such Losses of the Seller Indemnified Parties exceeds the Deductible, after which Purchaser shall be obligated for all the Seller Indemnified Parties’ Losses pursuant to Section 10.3(a)(i) in excess of the Deductible, subject to Section 10.3(b)(i)(A) and Section 10.3(b)(ii); and

(ii)    the cumulative indemnification obligation of Purchaser pursuant to Section 10.3(a)(i) shall in no event exceed the Cap;
provided, that neither the De Minimis Amount nor the Deductible nor the Cap shall apply to any claim involving Losses resulting from Fraud or arising out of or relating to a breach of the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Authority Relative to this Agreement), Section 4.5 (Brokers) and Section 4.6(h) (Solvency); provided, further, that the cumulative indemnification obligation of Purchaser under this Agreement shall not exceed the Purchase Price.

10.4    Indemnification Procedures.
(a)    A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly (and in any event within ten (10) Business Days) notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted by a third party that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under such agreement (such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not relieve the Indemnifying Party from any of its obligations under this Article X except if and to the extent that the Indemnifying Party is actually prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand and the section purportedly breached and must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement, as applicable.
(b)    Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with the Indemnified Party’s own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.2(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants of recognized standing and competence reasonably acceptable to the Indemnified Party and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Purchaser or Supervalu, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing non-privileged books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense. The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any Third Party

Claim, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment does not (x) involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party or (y) result in any Losses to the Indemnified Party in excess of the Cap; provided, further, that the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment (subject to the limitations set forth in Section 10.2(b) and Section 10.3(b)). No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
10.5    Exclusive Remedy and Release. Except with respect to (i) the Services Agreement, (ii) the Separation Agreement, (iii) the matters covered by Sections 2.9 through 2.11, and (iv) the right to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and the Services Agreement and to enforce specifically the terms and provisions hereof and thereof as provided for and subject to the limitations set forth in Section 11.11, Purchaser and Supervalu acknowledge and agree that, following the Closing, the indemnification provisions of Sections 7.2, 7.3, 10.2 and 10.3 shall be the sole and exclusive remedies of Supervalu, Purchaser and their respective Affiliates for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise but excluding claims for Fraud) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Merger or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.
10.6    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be net of (i) any third-party, representation and warranty or other insurance and indemnity proceeds actually received by the Indemnified Party in connection with the facts giving rise to the right of indemnification, less the amount of out-of-pocket costs incurred to collect such proceeds (it being agreed that if third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds less the amount of out-of-pocket costs incurred to collect such proceeds shall be promptly remitted to the Indemnifying Party); and (ii) any Tax Benefit to the Indemnified Party or its Affiliates arising directly from such Loss that is actually realized with respect to the taxable year to which such Loss relates or any of the three (3) succeeding taxable years (the “Benefit Taxable Years”) (net of any out-of-pocket expenses incurred by the Indemnified Party or its Affiliates in the Benefit Taxable Years with respect to such Tax Benefit and Taxes with respect to such Tax Benefit actually paid by the Indemnified Party or its Affiliates with respect to the Benefit Taxable Years, it being agreed and understood that the only loss of deductions resulting from the loss of basis resulting from the receipt of the indemnity payment that shall be taken into account in calculating such Taxes shall be a loss of deductions for the Benefit Taxable Years resulting from a loss of Tax basis as a direct result of the receipt of the indemnity payment). The Indemnified Party shall, or shall cause its relevant Affiliates to, claim, to the extent legally able to claim, any Tax

Benefit arising directly from the relevant Loss (a) to which the Indemnifying Party is entitled, or (b) which would reduce a Loss, under this Section 10.6. Any Tax Benefit described in clause (ii) above that is actually realized with respect to the Benefit Taxable Years after the relevant indemnification payment has been made, or otherwise not taken into account in the relevant indemnification payment, shall be paid over by the Indemnified Party or its Affiliates within fifteen (15) days of actual realization (for the absence of doubt, without duplication, net of the amounts set forth in the parenthetical set forth in clause (ii) above). The Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek prompt and full recovery under all insurance and indemnity provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder. Except as set forth herein, from and after the Closing Date, no member of the Supervalu Group shall have any right of contribution or indemnification against any of the Save-A-Lot Entities for any amounts paid to any Purchaser Indemnified Party as a result of any claim for indemnification under this Article X or any claim under this Article X arising from or relating to a breach by Supervalu or any of the Save-A-Lot Entities or their respective Subsidiaries of any representations, warranties, covenants or other agreements contained in this Agreement or in the Services Agreement. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to Article VII or this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties (other than customers or store licensees of the Business, the Purchaser or any of its Subsidiaries, including the Save-A-Lot Entities) with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party or, where such assignment is not permitted, use commercially reasonable efforts to recover in respect such claim on behalf of the Indemnifying Party. For purposes of this Section 10.6 and Section 10.7, “Indemnified Party” shall include any Party entitled to be indemnified under Article VII, and “Indemnifying Party” shall include any Party liable for such indemnification.
10.7    Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any (a) exemplary or punitive damages of the other party or (b) consequential, special, incidental or indirect damages, except in the case of the foregoing clause (b) to the extent such damages resulting from the breach of a covenant or obligation under this Agreement are reasonably foreseeable and except in each case in any of the foregoing clause (a) or (b) for any such damages to the extent actually paid to a third party, including a Governmental Authority. For the avoidance of doubt, (i) this Section 10.7 shall not limit the ability of the Purchaser Tax Indemnified Parties to seek indemnification in relation to breaches relating to the Section 336(e) Elections or 338(h)(10) Elections or of the Seller Tax Indemnified Parties to seek indemnification relating to breaches relating to the Purchase Price Allocation Schedule and (ii) Section 10.7(b) shall not apply to damages to the extent arising out of or related to any breach of Section 3.15(a)(xii).

10.8    Mitigation. Each of the Parties agrees to use commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.
10.9    No Set Off. Neither Party shall have any right to set off or otherwise reduce or refuse to pay any amount required to be paid by it pursuant to Article VII or this Article X, whether because of alleged or actual payments, damages or liabilities owed by the other Party or any of its Affiliates to such Party or any of its Affiliates, alleged or actual claims against the other Party or any of its Affiliates or any other financial obligation of the other Party or any of its Affiliates to such Party or any of its Affiliates. Notwithstanding anything else in this Agreement, the Services Agreement, the Separation Agreement or any other agreement contemplated hereby or thereby, Purchaser and its Affiliates shall be entitled to set off from payment due to Supervalu or its Affiliates under the Services Agreement any amount paid to any Governmental Authority with respect to the matters underlying the Tax Reserves but only to the extent that such amounts are indemnifiable by Supervalu in respect of such matters (in the relevant jurisdictions and for the relevant taxable periods, as specified in Schedule VI) under Section 7.2, and any amounts so set off shall be treated as having been paid by Supervalu to Purchaser under Section 7.2 (and for the avoidance of doubt, such offset shall not be limited to the specific amounts included in the Tax Reserves, but rather the actual amounts paid in satisfaction of such matter(s) underlying the Tax Reserves); provided that no Purchaser Tax Indemnified Party shall pay or cause to be paid any Taxes with respect to any Liabilities included in such Tax Reserves until legally required to do so.
ARTICLE XI
GENERAL PROVISIONS
11.1    Interpretation; Absence of Presumption.
(a)    It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Save-A-Lot Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Save-A-Lot Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Save-A-Lot Disclosure Schedules is or is not material for purposes of this Agreement.
(b)    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Services Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the Parties have each participated in the negotiation and drafting of this Agreement and the Services Agreement and if an ambiguity or question of interpretation should arise, this Agreement and the Services Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Services Agreement; (x) a reference to any Person includes such Person’s successors and permitted assigns; (xi) any reference to “days” shall mean calendar days unless Business Days are expressly specified; and (xii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and any domestic Save-A-Lot Entities.
(c)    Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Save-A-Lot Disclosure Schedules, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Save-A-Lot Disclosure Schedules, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on the face of such disclosure.
11.2    Headings; Definitions. The section and article headings contained in this Agreement and the Services Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Services Agreement.
11.3    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.
(a)    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware (except that the laws of the State of Missouri where expressly provided herein and to the extent required by applicable Law). In addition, each of the Parties hereto (i) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each Party agrees that service of process upon such Party in any such Action arising out of or in connection with this Agreement or the transactions contemplated by this Agreement shall be effective if notice is given in accordance with Section 11.7.
(b)    EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE SERVICES AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, INCLUDING (WITHOUT IN ANY WAY LIMITING SECTION 11.3(d) OR SECTION 11.14) ANY LITIGATION AGAINST A DEBT FINANCING SOURCE PARTY DIRECTLY OR INDIRECTLY ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
(c)    Notwithstanding anything herein to the contrary, but subject to Section 11.3(d) below, each Party agrees (i) that any Action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Debt Financing Source Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in any New York state or federal court sitting in the borough of Manhattan and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that services of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.7 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that, except as specifically set forth in the Debt Commitment Letter as of the date hereof, the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 11.3(b).
(d)    Notwithstanding anything herein to the contrary, Supervalu and each member of the Supervalu Group hereby waives (and Supervalu shall use reasonable best efforts to cause each of its Affiliates to waive) to the fullest extent permitted by Law any rights or claims against any Lenders and the parties to any joinder agreements, credit agreements or commitment letters entered into in connection with the Debt Financing, and any of their Affiliates and any of such entities’ or their affiliates’ respective former, current or future direct or indirect equity holders, controlling persons, general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents, and their respective successors and assigns (collectively, the “Debt Financing Source Parties”), in connection with this Agreement or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise; provided that the foregoing waiver and release shall not apply to any rights, claims or causes of action that Supervalu or any member of the Supervalu Group may have against any Lender for breach of any nondisclosure agreement that any Lender may have entered into with the any member of the Supervalu Group.
11.4    Entire Agreement. This Agreement, together with the Separation Agreement, the Services Agreement and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.
11.5    No Third Party Beneficiaries. Except (a) as provided in Sections 5.11(b), 7.2, 7.3, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, (b) each of the Purchaser Related Parties (as applicable), who shall be express third party beneficiaries of, and entitled to enforce, Sections 9.3, 9.4, 11.3(b), 11.3(c), 11.3(d), 11.4, 11.9, 11.10, 11.14 and this Section 11.5, and (c) Onex Partners Manager LP, which shall be a third party beneficiary of, and entitled to enforce, Section 5.2(a), this Agreement and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a Party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
11.6    Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement (with an understanding that any such costs and expenses incurred prior to the Closing by any of the Save-A-Lot Entities, to the extent not included as a “Current Liability” in Working Capital or not included in Indebtedness, shall be the sole responsibility of Supervalu except as otherwise provided in the Separation Agreement (including the schedules thereto)); provided, however, the expenses of Purchaser to obtain representations and warranties insurance in connection with the transactions contemplated by this Agreement shall be borne by Purchaser.
11.7    Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):
(a)    If to Supervalu:

SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344

Attention:	Karla Robertson, Executive Vice President, General Counsel and Corporate Secretary
with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Igor Kirman, Esq.
DongJu Song, Esq.
(b)    If to Save-A-Lot prior to the Closing:
c/o SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344

Attention:	Karla Robertson, Executive Vice President, General Counsel and Corporate Secretary
with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Igor Kirman, Esq.
DongJu Song, Esq.
(c)    If to Purchaser or Merger Sub or, after the Closing, Save-A-Lot:
c/o Onex Partners
712 Fifth Avenue
New York, NY 10019
Attention: Matt Ross
with a copy (which shall not constitute notice) to:
Latham &Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004
Attention: Paul Sheridan and Bradley Faris

11.8    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, that no Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other Party to this Agreement. Notwithstanding the foregoing, without Supervalu’s consent (a) Purchaser may assign its rights hereunder for collateral security purposes to its debt financing sources (including the Lenders), or any collateral agent or trustee therefor, and (b) Purchaser may assign any rights and obligations hereunder to its Affiliates (so long as they remain Affiliates); provided that in the case of any assignment described in clause (a) or (b), no such assignment shall limit, affect or relieve the assignor of its obligations hereunder.
11.9    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each of the Parties. Supervalu or Purchaser may, only by an instrument in writing, waive compliance by the other Parties to this Agreement with any term or provision of this Agreement on the part of such other Parties to this Agreement to be performed or complied with. The waiver by any such Party to this Agreement of a breach of or requirement to comply with any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach or requirement. Notwithstanding anything to the contrary contained herein, Sections 9.3, 9.4, 11.3(b), 11.4, 11.3(c), 11.3(d), 11.5, 11.10, 11.14 and this Section 11.9 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 9.3, 9.4, 11.3(b), 11.3(c), 11.3(d), 11.4, 11.5, 11.10, 11.14 and this last sentence of Section 11.9) may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Debt Financing Source Parties without the prior written consent of the Lenders.
11.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the Parties intend that the remedies and limitations set forth in this Agreement (including (x) provisions that payment of the Reverse Termination Fee be the exclusive remedy for the recipient thereof and (y) limitations on the right to specifically enforce the terms hereof) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of Purchaser (or the liability of any Lender) or any of its stockholders, partners, members, managers, Affiliates, directors, officers, employees, representatives or agents or (ii) the obligations hereunder or under the Guaranty.
11.11    Specific Performance. The Parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. If, prior to the Outside Date, any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, then notwithstanding Section 9.1(b)(i) the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action. The Parties agree that, notwithstanding anything herein to the contrary, Supervalu shall be entitled to specific performance (or any other equitable relief) of Purchaser’s obligation to cause the Equity Financing to be funded to fund the Purchase Price and of Purchaser’s obligation to consummate the Closing; provided, however, that Supervalu shall be entitled to such specific performance only if: (i) all conditions in Section 8.1 and Section 8.2 shall have been satisfied as of the date on which the Closing would be required to occur (other than those conditions that, by their nature, are to be satisfied at the Closing; provided such conditions would reasonably be expected to have been satisfied as of such date) or have been waived, (ii) the Debt Financing (or, if Alternate Financing is being used in accordance with Section 5.11(a), pursuant to the commitments with respect thereto) has been funded or would be funded (or, if such Debt Financing has been funded into escrow, such funds have been or would be released from escrow) as of the date on which the Closing would be required to occur if the Equity Financing is funded, and (iii) Supervalu has confirmed in writing that if specific performance is granted and the Financing is funded, it will take such actions as are required of it pursuant to the terms of this Agreement to cause the Closing to occur; provided, further, that while Supervalu may pursue both a grant of specific performance in accordance with this Section 11.11 and the Reverse Termination Fee, under no circumstances shall Supervalu be entitled to receive both (1) a grant of specific performance that requires the Equity Financing to be funded and/or the transactions contemplated by this Agreement to be consummated (which specific performance order is satisfied) and (2) the payment of the Reverse Termination Fee. In the event that a court of competent jurisdiction fails to grant specific performance or other injunctive relief to Supervalu as a remedy for any failure to perform or breach hereunder, or in any circumstance in which damages are recoverable by Supervalu hereunder, the Parties hereby acknowledge and agree that Supervalu shall be entitled to receive benefit of the bargain and lost profits damages as redress for such failure to perform or breach.
11.12    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.
(a)    Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Save-A-Lot Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Supervalu, any of its Subsidiaries or any shareholder, officer, employee or director of Supervalu or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement, the

Services Agreement or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Supervalu or any of its Subsidiaries in connection with this Agreement, the Services Agreement or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).
(b)    Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Save-A-Lot Entities, to waive and not to assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser and its Subsidiaries, and following the Closing, with any Save-A-Lot Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the Parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Supervalu; provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement, the Services Agreement or any other agreements or transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisors. Accordingly, from and after Closing, the Save-A-Lot Entities shall not have any access to any such communications or to the files of the Current Representation relating to such engagement, and none of Purchaser, the Save-A-Lot Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications and files belongs to Supervalu.
11.13    No Admission. Nothing herein shall be deemed an admission by Supervalu or any of its respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Supervalu or any of its respective Affiliates, or that such third party or any of its respective Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.
11.14    Limitation on Recourse. Other than with respect to (a) the right to seek specific performance of the Equity Commitment Letter to the extent permitted by and in accordance with Section 11.11 and the Equity Commitment Letter (any such claims under the Equity Commitment Letter, the “ECL Claims”), (b) recourse against the Guarantor under the Guaranty to the extent permitted by and in accordance with the Guaranty, (c) the recourse rights of any party pursuant to the Confidentiality Agreement to the extent provided therein and (d) the recourse rights of any party under the Separation Agreement or the Services Agreement to the extent provided therein, any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth in this Agreement. Other than the ECL Claims, such recourse against the Guarantor under the Guaranty to the extent permitted by and in accordance with the Guaranty, such recourse against a party under the Confidentiality Agreement and such recourse against a party under the Separation Agreement or the Services Agreement to the extent provided therein, and subject to the rights of, and without restricting, limiting or modifying the obligations of, the parties to the Debt Commitment Letter, no Purchaser Related Party or Supervalu Related Party (other than Supervalu or Purchaser, subject, in each case, to this Section 11.14 and Sections 9.3 and 9.4 (including the limitations on liability contained therein)) shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Supervalu or Purchaser or of or for any claim, investigation, or Action, in each case under, based on, in respect of, or by reason of, this Agreement or the transactions contemplated hereunder (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Action, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person (including a claim to enforce the Debt Commitment Letter) or otherwise. Subject to the rights of, and without restricting, limiting or modifying the obligations of, the parties to the Debt Commitment Letter under the terms thereof, none of the Parties, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Source Party, solely in their respective capacities as lenders or arrangers under the Debt Financing, whether in law or in equity, whether in contract or in tort or otherwise.
11.15    Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

SMITH ACQUISITION CORP
By:	/s/ Adina Notto
Name: Adina Notto
Title: Secretary

SMITH MERGER SUB CORP
By:	/s/ Adina Notto
Name: Adina Notto
Title: Secretary

[Signature page to the Agreement and Plan of Merger]

MORAN FOODS, LLC
By:	/s/ Rob Woseth
Name: Rob Woseth
Title: Manager

SUPERVALU INC.
By:	/s/ Bruce Besanko
Name: Bruce Besanko
Title: EVP, Chief Operating Officer and Chief Financial Officer

[Signature page to the Agreement and Plan of Merger]

CERTIFICATE OF AUTHORITY

The undersigned, the Vice President and Assistant Secretary of Moran Foods, LLC, certifies that the foregoing Agreement and Plan of Merger was adopted and approved in accordance with Section 347.720 of the Missouri LLC Act.

MORAN FOODS, LLC
By:	/s/ Karla Robertson
Name: Karla Robertson
Title: Vice President and Assistant Secretary

The undersigned, the EVP, General Counsel and Corporate Secretary of SUPERVALU INC., certifies that the foregoing Agreement and Plan of Merger was adopted and approved in accordance with Section 347.720 of the Missouri LLC Act.

SUPERVALU INC.
By:	/s/ Karla Robertson
Name: Karla Robertson
Title: EVP, General Counsel and Corporate Secretary

[Signature page to the Certificate of Authority]

CERTIFICATE OF AUTHORITY

The undersigned, the President of Smith Merger Sub Corp, certifies that the foregoing Agreement and Plan of Merger was adopted and approved in accordance with Section 347.720 of the Missouri LLC Act.

SMITH MERGER SUB CORP
By:	/s/ Matthew Ross
Name: Matthew Ross
Title: President

[Signature page to the Certificate of Authority]